Exhibit 99.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares of China Southern Airlines Company limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities.

(1) CONNECTED TRANSACTIONS IN RESPECT OF THE PROPOSED SHARE ISSUANCE;

(2) PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION IN RELATION TO THE PROPOSED SHARE ISSUANCE;

(3) PROPOSED APPOINTMENT OF SUPERVISOR;

(4) PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND

THE PROCEDURAL RULES OF THE BOARD OF DIRECTORS;

AND

(5) NOTICE OF THE EGM

Independent financial adviser to the Independent Board Committee and Independent Shareholders

A letter from the Board is set out on pages 4 to 24 of this circular. A letter from the Independent Board Committee is set out on pages 25 to 26 of this circular. A letter from the independent financial adviser to the Independent Board Committee and Independent Shareholders, is set out on pages 27 to 51 of this circular.

Notice of the EGM to be held at No. 3301 Conference Room, 33/F, China Southern Air Building, No. 68 Qixin Road, Baiyun District, Guangzhou, the PRC at 9 a.m. on Tuesday, 28 December 2021 are set out on pages EGM-1 to EGM-6 of this circular. Whether or not you intend to be present at the EGM or any adjournment thereof, you are requested to complete the accompanying form of proxy in accordance with the instructions printed thereon and return the same to the branch share registrar of the Company in Hong Kong, Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong (in case of holders of H shares) or the principal office of the Company in the PRC at No. 68 Qixin Road, Baiyun District, Guangzhou, PRC 510403 (in case of holders of A shares), no later than 24 hours before the time fixed for holding the EGM or any adjournment thereof. Completion and return of the form of proxy will not prevent you from attending and voting at the EGM or any adjournment thereof if you so wish.

11 November 2021

- i -

DEFINITION

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“A Share(s)”	A share(s) with a nominal value of RMB1.00 each in the share capital of the Company

“A Share Convertible Bonds”	the A Share convertible bonds issued by the Company on 15 October 2020 with nominal value of RMB100 each and the initial conversion price of RMB6.24 per Share, the conversion period of which is from 21 April 2021 to 14 October 2026

“A Share Issuance”	the proposed issuance of new A Shares to CSAH pursuant to the A Shares Subscription Agreement under the General Mandate

“A Shares Subscription Agreement”	the share subscription agreement entered into between the Company and CSAH on 29 October 2021, pursuant to which the Company agreed to allot and issue, and CSAH agreed to subscribe for, 803,571,428 new A Shares at the A Share Subscription Price

“A Share Subscription Price”	the subscription price for new A Shares to be issued under the A Shares Subscription Agreement

“Articles of Association”	the articles of association of the Company, as amended from time to time

“associates”	has the meaning ascribed thereto under the Listing Rules

“Board”	the board of directors of the Company

“China” or “PRC”	the People’s Republic of China and, for the purpose of this circular, excludes Hong Kong, the Macau Special Administrative Region and Taiwan

“Company”	China Southern Airlines Company Limited, a company incorporated under the laws of the PRC whose H Shares, A Shares and American depositary receipts are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively

“connected person”	has the meaning ascribed thereto under the Listing Rules

“controlling shareholder”	has the meaning ascribed thereto under the Listing Rules

“CSAH”	China Southern Air Holding Company Limited, a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company

DEFINITION

“CSRC”	China Securities Regulatory Commission

“Directors”	the directors of the Company

“EGM”	the second extraordinary general meeting of 2021 of the Company to be convened on Tuesday, 28 December 2021

“General Mandate”	the approval granted by the Shareholders by way of special resolution passed at the Company’s 2020 annual general meeting held on 30 June 2021, which authorised the Board to allot, issue and deal with a maximum of 2,534,651,815 A Shares and 855,028,969 H Shares, respectively, representing 20% of the number of each of the A Shares and H Shares in issue as at the date of passing such resolution in accordance with rule 19A.38 of the Listing Rules

“Group”	the Company and its subsidiaries

“H Share(s)”	H share(s) with a nominal value of RMB1.00 each in the share capital of the Company

“H Share Issuance”	the proposed issuance of new H Shares to Nan Lung pursuant to the H Shares Subscription Agreement under the General Mandate

“H Shares Subscription Agreement”	the share subscription agreement entered into between the Company and Nan Lung on 29 October 2021, pursuant to which the Company agreed to allot and issue, and Nan Lung agreed to subscribe for, not more than 855,028,969 new H Shares (including 855,028,969 H Shares) at the H Share Subscription Price

“H Share Subscription Price”	the subscription price for new H Shares to be issued under the H Shares Subscription Agreement

“HK$”	Hong Kong Dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Independent Board Committee”	the independent board committee of the Company formed to advise the Independent Shareholders in relation to the Proposed Share Issuance, the Share Subscription Agreements and the transactions contemplated thereunder

DEFINITION

“Independent Financial Adviser”	Lego Corporate Finance Limited, a corporation licensed to carry out Type 6 (advising on corporate finance) regulated activities under the SFO and is the independent financial adviser to the Independent Board Committee and the Independent Shareholders in relation to the Proposed Share Issuance, the Share Subscription Agreements and the transactions contemplated thereunder

“Independent Shareholders”	the Shareholders, other than CSAH and its associates

“Latest Practicable Date”	5 November 2021, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Nan Lung”	Nan Lung Holding Limited, a wholly-owned subsidiary of CSAH

“Proposed Share Issuance”	collectively, the A Share Issuance and the H Share Issuance

“RMB”	Renminbi, the lawful currency of the PRC

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Share(s)”	collectively, A Shares and H Shares

“Shareholder(s)”	the holders of Shares

“Share Subscription Agreements”	collectively, the A Shares Subscription Agreement and the H Shares Subscription Agreement

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Supervisor(s)”	the supervisor(s) of the Company

“Supervisory Committee”	the supervisory committee of the Company

LETTER FROM THE BOARD

Directors:

Executive Directors:

Ma Xu Lun (Chairman of the Board)

Han Wen Sheng (Vice Chairman of the Board and President)

Independent Non-Executive Directors:

Liu Chang Le

Gu Hui Zhong

Guo Wei

Yan Andrew Y

Registered address: Unit 301, 3/F, Office Tower Guanhao Science Park Phase I 12 Yuyan Street, Huangpu District Guangzhou PRC 510530

Supervisors: Li Jia Shi (Chairman of the Supervisory Committee) Lin Xiao Chun Mao Juan
11 November 2021

To the Shareholders

Dear Sir or Madam,

(1) CONNECTED TRANSACTIONS IN RESPECT OF THE PROPOSED SHARE ISSUANCE;

(2) PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION IN RELATION TO THE PROPOSED SHARE ISSUANCE;

(3) PROPOSED APPOINTMENT OF SUPERVISOR;

(4) PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND THE PROCEDURAL RULES OF THE BOARD OF DIRECTORS;

AND

(5) NOTICE OF THE EGM

I.	INTRODUCTION

References are made to the announcements of the Company dated 27 August 2021 and 29 October 2021, respectively, in relation to (i) the Proposed Share Issuance; (ii) the proposed amendments to the Articles of Association in relation to the Proposed Share Issuance; (iii) the proposed appointment of Supervisor; and (iv) the proposed amendments to the Articles of Association and to the Procedural Rules of the Board of Directors. The purpose of this circular is, among other things, to provide you with more information in relation to the aforesaid matters, to enable you to make an informed decision on whether to vote for or against the resolutions at the EGM.

LETTER FROM THE BOARD

II.	CONNECTED TRANSACTIONS IN RESPECT OF THE PROPOSED SHARE ISSUANCE

On 29 October 2021, the Board resolved to put forward to the EGM to approve the A Shares Subscription Agreement and the connected transaction in relation to the proposed issuance of 803,571,428 new A Shares to CSAH at the A Share Subscription Price, payable in cash. The total funds to be raised from the proposed A Share Issuance will be not more than RMB4,500 million (including RMB4,500 million), which will be utilised to supplement the general working capital of the Company.

On 29 October 2021, the Board also resolved to put forward to the EGM to approve the H Shares Subscription Agreement and the connected transaction in relation to the issuance of not more than 855,028,969 new H Shares (including 855,028,969 H Shares) to Nan Lung (a wholly-owned subsidiary of CSAH) at the H Share Subscription Price, payable in cash. The total funds to be raised from the proposed H Share Issuance will be not more than HK$1,800 million (including HK$1,800 million), which will be utilised to supplement the general working capital of the Company.

The A Share Issuance and the H Share Issuance are not inter-conditional upon each other.

1.	A Share Issuance

A Shares Subscription Agreement

On 29 October 2021, CSAH entered into the A Shares Subscription Agreement with the Company, pursuant to which, the Company will issue and CSAH shall subscribe in cash for 803,571,428 new A Shares at the A Share Subscription Price, which is not more than 20% of the number of issued A Shares as at the date of the 2020 annual general meeting of the Company on which the General Mandate was approved, raising gross proceeds of not more than RMB4,500 million (including RMB4,500 million).

Date

29 October 2021

Parties

(1)	The Company, as the issuer

(2)	CSAH, as the subscriber

LETTER FROM THE BOARD

Number of new A Shares to be issued

The Company will issue under the General Mandate and CSAH will subscribe for 803,571,428 new A Shares, which is not more than 20% of the number of issued A Shares as at the date of the 2020 annual general meeting of the Company on which the General Mandate was approved, raising gross proceeds of not more than RMB4,500 million (including RMB4,500 million).

If the A Share Subscription Price is adjusted due to ex-right events as mentioned below, the number of new A Shares to be issued will be adjusted accordingly. The final number of A Shares to be issued under the A Share Issuance is subject to the approval of CSRC.

Lock-up period

The new A Shares to be subscribed by CSAH shall not be traded or transferred within 36 months from the completion date of the issuance thereof. The same lock-up requirement is applicable for the A Shares CSAH may subsequently obtain due to distribution of share dividend, transfer to share capital from capital reserve and rights issue by the Company during the lock-up period.

A Share Subscription Price

The A Share Subscription Price shall be the higher of (i) 90% of the average trading price of the A Shares as quoted on the Shanghai Stock Exchange in the 20 trading days immediately prior to the date of the announcement regarding the Board resolutions approving the A Share Issuance published on the website of the Shanghai Stock Exchange (i.e., 30 October 2021, the “Price Benchmark Date”), and (ii) the latest audited net asset value per Share attributable to equity shareholders of the Company (rounded up to the nearest two decimal places).

The average trading price of the A Shares in the 20 trading days preceding the Price Benchmark Date equals to the total trading amount of A Shares traded in the 20 trading days preceding the Price Benchmark Date divided by the total volume of A Shares traded in the 20 trading days preceding the Price Benchmark Date. Where there are any ex-right or ex-dividend events, including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve, during the period from the balance sheet date of the Company’s latest audited financial report to the date of issuance of such new A Shares, the abovementioned audited net asset value per Share attributable to equity shareholders of the Company will be adjusted accordingly.

The average trading price of the A Shares in the 20 trading days preceding the Price Benchmark Date is RMB6.22 per Share. As at 31 December 2020, the audited net asset value per Share attributable to equity shareholders of the Company (ex-dividend) was RMB4.52.

LETTER FROM THE BOARD

Based on the abovementioned pricing principles, the A Share Subscription Price is RMB5.60 per Share. For illustrative purposes only, the A Share Subscription Price represents:

(a)	a discount of approximately 13.04% on the closing price of RMB6.440 per A Share quoted on the Shanghai Stock Exchange on the Latest Practicable Date;

(b)

a discount of approximately 12.85% on the average closing price of RMB6.426 per A Share quoted on the Shanghai Stock Exchange for the five trading days immediately prior to the Latest Practicable Date; and

(c)

a discount of approximately 11.39% on the average closing price of RMB6.320 per A Share quoted on the Shanghai Stock Exchange for the ten trading days immediately prior to the date of the Latest Practicable Date.

The A Share Subscription Price will not be adjusted by the latest audited net asset value per Share attributable to equity shareholders in subsequent years.

Where there are ex-right or ex-dividend events including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve during the period from the Price Benchmark Date to the date of issuance of the new A Shares, the A Shares Subscription Price shall be adjusted in view of the ex-right or ex-dividend events. The adjustment methods are set out as follows:

1.	When distributing cash dividends only, the adjustment formula will be: P1 = P0 – D

2.	When issuing bonus shares or capitalising capital reserve, the adjustment formula will be: P1 = P0/(1 + N)

3.	When conducting rights issue, the adjustment formula will be: P1 = (P0 +A × K)/ (1 + K)

4.

When distributing cash dividends, issuing bonus shares or capitalising capital reserve, and conducting rights issue were performed simultaneously, the adjustment formula will be: P1 = (P0 – D +A × K)/(1 + K + N)

whereas P1 represents the adjusted issue price, P0 represents the issue price before adjustment, D represents cash dividends per Share, N represents the number of bonus shares per Share or number of Shares resulting from capitalisation of capital reserve to be issued for each Share, A represents the subscription price of the rights shares, and K represents the number of rights shares to be issued for each Share.

As at the Latest Practicable Date, the Company has no intention to conduct any ex-right or ex-dividend event prior to the A Share Issuance.

LETTER FROM THE BOARD

In addition, pursuant to Rule 13.36(5) of the Listing Rules, the A Share Subscription Price shall not represent a discount of 20% or more to the higher of (i) the closing price of the H Shares on the date of the A Shares Subscription Agreement (i.e. 29 October 2021), and (ii) the average closing price of the H Shares in the five trading days immediately prior to the date of the A Shares Subscription Agreement. For illustrative purposes only and based on the central parity rate announced by the People’s Bank of China on the date of the A Share Subscription Agreement (HK$1=RMB0.82164), the A Share Subscription Price represents:

(a)	a premium of approximately 43.79% over the closing price of HK$4.740 per H Share quoted on the Stock Exchange on the date of the A Shares Subscription Agreement; and

(b)

a premium of approximately 44.52% over the average closing price of HK$4.716 per H Share as quoted on the Stock Exchange for the five trading days immediately prior to the date of the A Shares Subscription Agreement.

Despite any subsequent corporate events which may lead to an adjustment in the A Share Subscription price, the Company will take all actions in its power to monitor and control these corporate events so as to ensure that (i) the final A Share Subscription Price is higher than HK$3.792, being a discount of 20% of the higher of the abovementioned benchmark prices; and (ii) the number of new A Shares to be issued will not exceed 2,534,651,815 A Shares, being the maximum number of A Shares to be issued under the General Mandate. If any corporate event may cause the A Share Issuance to fail to meet the abovementioned requirements, the Company will re-comply with the Listing Rules where necessary.

The one-time subscription for the new A Shares to be issued shall be made in full by CSAH and the consideration shall be satisfied in cash.

After the conditions precedent set out below have all been satisfied, CSAH agreed to subscribe for the new A Shares to be issued pursuant to the Company’s notice and the A Shares Subscription Agreement and to transfer in a lump sum the subscription consideration in cash to a designated bank account as notified by the Company in writing.

Conditions precedent

The A Shares Subscription Agreement shall take effect after being executed by the legal or authorised representatives, as well as the satisfaction of the following conditions:

(1)	the approval of the Board and the approval at the EGM of the A Share Issuance under the A Shares Subscription Agreement have been obtained;

(2)

the approval by the board of directors of CSAH or the regulatory authority stipulated in the articles of association of CSAH of the subscription of the new A Shares to be issued under the A Shares Subscription Agreement by CSAH has been obtained; and

LETTER FROM THE BOARD

(3)

all necessary licences, authorisations, permits, consents and other forms of approvals from the relevant approval authorities, including but not limited to the competent authorities supervising the state-owned assets and CSRC, for the A Share Issuance contemplated under the A Shares Subscription Agreement have been obtained.

The Company and CSAH shall use their best efforts to make or cause to make necessary further action to fulfil the above conditions and A Share Issuance in accordance with the applicable laws and regulations.

In the event that the conditions set out above are not fulfilled within 12 months of the date of passing of the Shareholders’ resolution approving the A Share Issuance, and an extension of the A Share Issuance, the A Shares Subscription Agreement shall cease to be of any effect and the Company and CSAH shall have no claims against each other, save for claims arising out of any antecedent breach of the A Shares Subscription Agreement. In the event that an extension of the A Share Issuance has been granted at general meetings, the A Shares Subscription Agreement shall remain pending for being effective until the conditions are all fulfilled or the expiry of the valid period of the relevant Shareholders’ resolution in relation to the extension granted.

As at the Latest Practicable Date, condition (1) above has been partly fulfilled in that the Board has approved the A Share Issuance under the A Shares Subscription Agreement, and condition (2) above has been partly fulfilled in that the board of directors of CSAH has approved the subscription of the new A Shares to be issued under the A Shares Subscription Agreement.

Completion

The completion of the A Share Issuance under the A Shares Subscription Agreement will take place when the Shanghai branch of the China Securities Depository and Clearing Corporation Limited confirms that the new A Shares to be issued have been fully subscribed by CSAH and the registration has been completed.

2.	H Share Issuance

H Shares Subscription Agreement

On 29 October 2021, the Company entered into the H Shares Subscription Agreement with Nan Lung (a wholly-owned subsidiary of CSAH), pursuant to which the Company shall issue and Nan Lung shall subscribe in cash for not more than 855,028,969 new H Shares (including 855,028,969 H Shares) at the H Share Subscription Price, representing not more than 20% of the number of issued H Shares as at the date of the 2020 annual general meeting of the Company on which the General Mandate was approved, and raising gross proceeds of not more than HK$1,800 million (including HK$1,800 million).

LETTER FROM THE BOARD

Date

29 October 2021

Parties

(1)	The Company, as the issuer

(2)	Nan Lung, a wholly-owned subsidiary of CSAH, as the subscriber

Number of new H Shares to be issued

The Company will issue under the General Mandate and Nan Lung will subscribe for not more than 855,028,969 new H Shares (including 855,028,969 H Shares), representing not more than 20% of the number of issued H Shares as at the date of the 2020 annual general meeting of the Company on which the General Mandate was approved, and raising gross proceeds of not more than HK$1,800 million (including HK$1,800 million). With reference to the illustrative H Share Subscription Price as mentioned below, the Company may issue 325,497,287 new H Shares.

If the H Share Subscription Price is adjusted due to ex-right events as mentioned below, the number of new H Shares to be issued will be adjusted accordingly.

Lock-up period

The new H Shares to be subscribed for by Nan Lung shall not be traded or transferred within 36 months from the completion date of the issuance thereof, except for the transfer of the new H Shares to a wholly-owned or controlled (either directly or indirectly) subsidiary of CSAH as permitted by the laws of the PRC, other laws applicable to the Company and the listing rules of the stock markets where the Company is listed. The said transferee will be subject to the same lock-up period described above immediately and until expiry of such lock-up period. If the respective requirements of the CSRC and the stock markets where the Company is listed regarding the lock-up period are different from the terms of the H Shares Subscription Agreement, Nan Lung should comply with the respective requirements of the CSRC and the stock markets where the Company is listed.

During the abovementioned lock-up period, if Nan Lung creates a charge or any other security interests over all or part of the new H Shares Nan Lung would obtain pursuant to the proposed H Share Issuance, and where creation of such charge or security interests would necessitate a transfer of the abovementioned new H Shares, Nan Lung warrants that the transferee would be subject to the same lock-up period described above.

LETTER FROM THE BOARD

H Share Subscription Price

The H Share Subscription Price shall be the higher of (i) the average trading price of the H Shares as quoted on the Stock Exchange in the 20 Hong Kong trading days immediately prior to the date of the Board meeting approving the H Share Issuance (i.e., 29 October 2021, the “Board Meeting Date”), and (ii) the latest audited net asset value per Share attributable to equity shareholders of the Company in HK$ calculated based on the central parity rate announced by the People’s Bank of China on the Board Meeting Date for the new H Shares (HK$1=RMB0.82164) as at the issuance of the new H Shares (rounded up to the nearest two decimal places).

The average trading price of the H Shares in the 20 Hong Kong trading days preceding the Board Meeting Date equals to the total trading amount of H Shares traded in the 20 Hong Kong trading days preceding the Board Meeting Date divided by the total volume of H Shares traded in the 20 Hong Kong trading days preceding the Board Meeting Date. Where there are any ex-right or ex-dividend events, including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve, during the period from the balance sheet date of the Company’s latest audited financial report to the date of issuance of such new H Shares, the abovementioned audited net asset value per Share attributable to equity shareholders of the Company will be adjusted accordingly.

The average trading price of the H Shares in the 20 Hong Kong trading days preceding the Board Meeting Date for the new H Shares is HK$4.68 per Share. As at 31 December 2020, the audited net asset value per Share attributable to equity shareholders of the Company (ex-dividend) was HK$5.53.

Based on the abovementioned pricing principles and the information available to the Company as at the Latest Practicable Date, the illustrative H Share Subscription Price is HK$5.53 per Share.

However, the final H Share Subscription price shall be determined with reference to the latest audited net asset value per Share attributable to equity shareholders of the Company as at the issuance of the new H Shares. If the H Share Issuance takes place after the publication of the 2021 annual results of the Company, the H Share Subscription Price shall be the higher of HK$4.68 per H Share and the audited net asset value per Share attributable to equity shareholders of the Company as at 31 December 2021 in HK$ calculated based on the central parity rate announced by the People’s Bank of China on the Board Meeting Date for the new H Shares (HK$1=RMB0.82164) (rounded up to the nearest two decimal places).

For illustrative purpose only, the illustrative H Share Subscription Price represents:

(a)	a premium of approximately 24.00% over the closing price of HK$4.460 per H Share quoted on the Stock Exchange on the Latest Practicable Date;

LETTER FROM THE BOARD

(b)	a premium of approximately 20.37% over the average closing price of HK$4.594 per H Share quoted on the Stock Exchange for the five trading days immediately prior to the Latest Practicable Date; and

(c)	a premium of approximately 18.80% over the average closing price of HK$4.655 per H Share quoted on the Stock Exchange for the ten trading days immediately prior to the Latest Practicable Date.

Where there are ex-right or ex-dividend events including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve during the period from the Board Meeting Date to the date of issue of the new H Shares, the H Share Subscription Price shall be adjusted in view of the ex-right or ex-dividend events. The adjustment methods are set out as follows:

1.	When distributing cash dividends only, the adjustment formula will be: P1 = P0 – D

2.	When issuing bonus shares or capitalising capital reserve, the adjustment formula will be: P1 = P0/(1 + N)

3.	When conducting rights issue, the adjustment formula will be: P1 = (P0 +A × K)/ (1 + K)

4.

When distributing cash dividends, issuing bonus shares or capitalising capital reserve, and conducting rights issue were performed simultaneously, the adjustment formula will be: P1 = (P0 – D +A × K)/(1 + K + N)

whereas P1 represents the adjusted issue price, P0 represents the issue price before adjustment, D represents cash dividends per Share, N represents the number of bonus shares per Share or number of Shares resulting from capitalisation of capital reserve to be issued for each Share, A represents the subscription price of the rights shares, and K represents the number of rights shares to be issued for each Share.

As at the Latest Practicable Date, the Company has no intention to conduct any ex-right or ex-dividend event prior to the H Share Issuance.

In addition, pursuant to Rule 13.36(5) of the Listing Rules, the H Share Subscription Price shall not represent a discount of 20% or more to the higher of (i) the closing price of the H Shares on the date of the H Shares Subscription Agreement (i.e. 29 October 2021), and (ii) the average closing price of the H Shares in the five trading days immediately prior to the date of the H Shares Subscription Agreement. Accordingly, the H Share Subscription Price in any event shall be higher than HK$3.792, which represents a discount of 20% of the higher of:

(a)	the closing price of HK$4.740 per H Share quoted on the Stock Exchange on the date of the H Shares Subscription Agreement; and

LETTER FROM THE BOARD

(b)	the average closing price of HK$4.716 per H Share as quoted on the Stock Exchange for the five trading days immediately prior to the date of the H Shares Subscription Agreement.

Despite any subsequent corporate events which may lead to an adjustment in the H Share Subscription price, the Company will take all actions in its power to monitor and control these corporate events so as to ensure that (i) the final H Share Subscription Price is higher than HK$3.792; and (ii) the number of new H Shares to be issued will not exceed 855,028,969 H Shares, being the maximum number of H Shares to be issued under the General Mandate. If any corporate event may cause the H Share Issuance to fail to meet the abovementioned requirements, the Company will re-comply with the Listing Rules where necessary.

The one-time subscription for the new H Shares to be issued shall be made in full by Nan Lung and the consideration shall be satisfied in cash in HK$.

After the conditions precedent set out below have all been satisfied, Nan Lung agreed to subscribe for the new H Shares to be issued pursuant to the Company’s notice and the H Shares Subscription Agreement and to transfer in a lump sum the subscription consideration in cash to a designated bank account as notified by the Company in writing.

Conditions precedent

The H Shares Subscription Agreement shall take effect after being executed by the legal or authorised representatives of both parties, as well as the satisfaction of the following conditions:

(1)	the approval of the Board and the approval of the Shareholders at the EGM of the H Share Issuance under the H Share Subscription Agreement have been obtained;

(2)	the approvals by the respective boards of directors of Nan Lung and CSAH of the subscription of new H Shares to be issued under the H Share Subscription Agreement by Nan Lung have been obtained;

(3)

all necessary licences, authorisations, permits, consents and other forms of approvals from the relevant approval authorities, including but not limited to the competent authorities supervising state-owned assets, CSRC and the Stock Exchange, for the H Share Issuance contemplated under the H Shares Subscription Agreement have been obtained; and

(4)	the Listing Committee of the Stock Exchange granting approval for the listing of, and permission to deal in, the new H Shares to be issued.

The Company and Nan Lung shall use their best efforts to make or cause to make necessary further action to fulfil the above conditions and the H Share Issuance in accordance with the applicable laws and regulations.

LETTER FROM THE BOARD

In the event that the conditions set out above are not fulfilled within 12 months from the date of the Shareholders’ resolution approving the H Share Subscription Agreement, and an extension of the H Share Issuance, the H Shares Subscription Agreement shall cease to be of any effect and the Company and Nan Lung shall have no claims against each other save in respect of claims arising out of any antecedent breach of the H Shares Subscription Agreement. In the event that an extension of the H Share Issuance has been granted at general meetings, the H Shares Subscription Agreement shall remain pending for being effective until the conditions are all fulfilled or the expiry of the valid period of the relevant Shareholders’ resolution in relation to the extension granted.

As at the Latest Practicable Date, the condition (2) above has been fulfilled, and condition (1) has been partly fulfilled in that the Board has approved the H Share Issuance under the H Shares Subscription Agreement.

Completion

The completion of the H Share Issuance under the H Shares Subscription Agreement will take place when Computershare Hong Kong Investor Services Limited confirms that the new H Shares to be issued have been fully subscribed by Nan Lung and the registration has been completed.

Reasons for Conducting the H Share Issuance

The Company considers that the H Share Issuance, in addition to the A Share Issuance, will help maintain the Share structure of the Company and minimize the impact on the Share price and capital markets in mainland China and in Hong Kong brought by the Proposed Share Issuance. As at the Latest Practicable Date, the Company currently has 12,673,276,199 A Shares and 4,275,144,849 H Shares in issue, with the number of A Shares being roughly three times the number of H Shares. The Proposed Share Issuance is designed to include the issuance of new A Shares of not more than RMB4,500 million, which is also roughly three times the expected proceeds from the issuance of H Shares of HK$1,800 million. Based on the A Share Subscription Price of RMB5.60 per Share and the illustrative H Share Subscription Price of HK$5.53 per Share, the number of new A Shares to be issued is also roughly three times the number of new H Shares to be issued. By conducting the H Share Issuance, the Company will be able to keep the ratio of the number of A Shares against the number of H Shares at roughly 3:1 and to avoid the percentage of H Shares being diluted, which is beneficial to the holders of H Shares. The Company has no special consideration for foreign exchange control under relevant laws and regulations when contemplating the H Share Issuance.

The H Share Issuance is an integrated part of the Company’s plan to issue Shares, which was entered into through arms-length negotiation between the Company and Nan Lung. The H Share Subscription Price, which was set to be not lower than the latest audited net asset value per Share attributable to equity shareholders of the Company as at the issuance of the new H Shares, can reflect the true value of the H Shares to the maximum and minimize the dilution effect on the interest of the existing holders of H Shares, especially given that the recent H Share price is at a relatively low level. As a result, the Board consider the terms of the H Share Issuance (including the H Share Subscription Price) is fair and reasonable.

LETTER FROM THE BOARD

In conclusion, considering the H Share Issuance is in the interest of the holders of H Shares, and the terms of the H Share Issuance (including the H Share Subscription Price) is fair and reasonable, the Board is of the view that the H Share Issuance is in the interest of the Company and its Shareholders as a whole.

3.	Authorisation to the Board to Complete Matters Relating to the Proposed Share Issuance

In order to ensure the smooth implementation of the relevant matters relating to the A Share Issuance and the H Share Issuance, and pursuant to the laws, regulations and rules of stock exchanges, such as the Company Law of the People’s Republic of China, the Securities Law of the People’s Republic of China, Measures on the Administration of Issuance of Securities by Listed Companies and the Listing Rules, as well as the relevant provisions of the Articles of Association, the Board has proposed to seek approval at the EGM to authorise the Board and its authorised representative(s) with all the powers necessary to proceed with the matters relating to the A Share Issuance and the H Share Issuance, including but not limited to:

(1)

that the Board be authorised to determine the method of issuance, the issue price, the amount of issuance, the timing of issuance and the commencement and completion date of issuance within the scope of plan of the A Share Issuance as approved at the general meeting and the plan of the H Share Issuance (as approved by the Board) in accordance with regulatory requirements of the CSRC and other relevant regulatory departments;

(2)

that the Board be authorised to make appropriate adjustments to such plan as described above within the scope of the A Share Issuance as approved at the general meeting, the plan of the H Share Issuance (as approved by the Board) and the specific plans at the time of issuance, and in the event of changes in the laws and regulations or policies of the relevant regulatory authorities in relation to the non-public issue of shares or changes in the market conditions;

(3)

that the Board be authorised to amend, supplement, execute, submit, report and implement all the agreements or documents related to the A Share Issuance and the H Share Issuance and the subscription, including but not limited to the subscription agreements and other documents and agreements required for the completion of the closing thereunder, all application documents submitted to the competent authorities supervising the state-owned assets and the CSRC, all application documents or forms submitted to the Stock Exchange in relation to the listing of new shares, the written communications with the competent authorities supervising the state-owned assets, the CSRC, the Shanghai Stock Exchange and the Stock Exchange in relation to the issue and the subscription (if any) of new shares, as well as forms, letters and documents submitted to Shanghai branch of the China Securities Depository and Clearing Corporation Limited and Computershare Hong Kong Investor Services Limited;

LETTER FROM THE BOARD

(4)

that the Board be authorised to proceed with the share registration procedures, authorise Computershare Hong Kong Investor Services Limited to issue share certificate sealed by the Company for securities issue to the targeted subscriber for H Shares and do all appropriate and necessary acts within its scope, make all necessary arrangement in relation to the new H Shares admitted to participate in the Central Clearing and Settlement System (CCASS), finalise A Share and H Share lock-up matters and complete the relevant industrial and commercial registration procedures (as applicable) after completion of fund raising of the A Share Issuance and the H Share Issuance;

(5)

that the Board be authorised to make corresponding adjustments to the plans for A Share Issuance and the H Share Issuance and the plan for use of proceeds, approve and execute any corresponding amendments to the share issue reporting documents relating to financial reporting and earnings forecast (if any) in accordance with the requirements of governing authority;

(6)

that the Board be authorised to execute all the documents relating to the A Share Issuance and the H Share Issuance and conduct other matters relating to the A Share Issuance and the H Share Issuance, save for those matters required by the relevant laws and regulations and the Articles of Association to be approved at the general meeting;

(7)

that the Board be authorised, within the scope of the use of proceeds raised and approved by the Shareholders at general meeting and according to the actual progress and the actual capital demand of the projects funded by the proceeds, to adjust or decide the specific arrangement of use of the proceeds; according to the actual progress and the operational needs of the projects, to use the Company’s self-raised funds to implement the fund-raising investment project of this offering prior to the receipt of the proceeds first, and then replace the funds used after the proceeds raised are in place in accordance with the procedures prescribed by the relevant regulations; and to make necessary adjustments to the projects funded by the proceeds according to the relevant laws and regulations, the requirements of the regulatory authorities and the market conditions;

(8)	that the Board be authorised to set up special account for proceeds;

(9)

that the Board be authorised to decide and engage professional intermediaries undertaking works in relation to the issuance, including but not limited to preparation and submission of documents in accordance with the regulatory requirements, and to decide to make payment therefor and other relevant matters;

(10)

that the Board be authorised to make decisions on and conduct all other matters relating to the A Share Issuance and the H Share Issuance in accordance with all applicable laws and regulations, as well as rules and requirements prescribed by relevant regulators, and

(11)	the authorisation shall be effective for a period of 12 months from the date of approval on the resolution of authorisation at the general meeting.

LETTER FROM THE BOARD

On the basis of the abovementioned authorisation, the Board shall be approved to authorise any one executive Director to decide, handle and deal with all the abovementioned matters relating to the A Share Issuance and the H Share Issuance.

4.	Ranking of New A Shares and New H Shares to be Issued under the Proposed Share Issuance and Lock-up Period

The new A Shares to be issued pursuant to the A Share Issuance will rank, upon issue, pari passu in all respects with the A Shares in issue at the time of issue and allotment of such new A Shares, except that the new A Shares to be issued to CSAH are subject to a lock-up period of 36 months.

The new H Shares to be issued pursuant to the H Share Issuance will rank, upon issue, pari passu in all respects with the H Shares in issue at the time of issue and allotment of such new H Shares, except that such new H Shares to be issued to Nan Lung are subject to a lock-up period of 36 months.

5.	Application for Listing

The Company will apply to the Shanghai Stock Exchange for the listing of the new A Shares to be issued under the A Share Issuance, and for the permission to deal in such Shares upon expiry of the lock-up period abovementioned.

The Company will also apply to the Stock Exchange for the listing of, and permission to deal in, the new H Shares to be issued under the H Share Issuance.

6.	Shareholding Structure of the Company

The following table illustrates the shareholding structure of the Company as at the Latest Practicable Date and immediately after the completion of the Proposed Share Issuance:

Class of Shares	As at the Latest Practicable Date		Immediately after completion of the Proposed Share Issuance (assuming none of the outstanding A Share Convertible Bonds is converted)[2] and [3]		Immediately after completion of the Proposed Share Issuance (assuming the outstanding A Share Convertible Bonds are fully converted)[2] and [3]
	number of shares	percentage ratio (%)	number of shares	percentage ratio (%)	number of shares	percentage ratio (%)
CSAH (A Shares)	8,600,897,508	50.75%	9,404,468,936	50.54%	9,404,468,936	48.10%
Nan Lung (H Shares)[1]	2,279,983,577	13.45%	3,135,012,546	16.85%	3,135,012,546	16.03%
Public Shareholders
A Shares	4,072,378,691	24.03%	4,072,378,691	21.89%	5,017,362,505	25.66%
H Shares	1,995,161,272	11.77%	1,995,161,272	10.72%	1,995,161,272	10.20%

Total	16,948,421,048	100.00%	18,607,021,445	100%	19,552,005,259	100%

LETTER FROM THE BOARD

Notes:

1.	The H Shares held by Nan Lung include 31,150,000 H Shares directly held by Perfect Lines (Hong Kong) Limited, a wholly-owned subsidiary of Nan Lung.

2.

Assuming that 803,571,428 new A Shares were issued by the Company and were subscribed by CSAH after completion of the Proposed Share Issuance, and 855,028,969 new H Shares were issued by the Company and were subscribed by Nan Lung after completion of the Proposed Share Issuance.

3.

As at the Latest Practicable Date, the A Share Convertible Bonds with a nominal value of RMB5,896,699,000 were outstanding. Assuming the outstanding A Share Convertible Bonds are fully converted based on the conversion price of RMB6.24 per Share, the Company may issue approximately 944,983,814 A Shares.

7.	Recent Fund Raising Activities and Use of Proceeds

The Company has not conducted any fund raising activities in the past 12 months preceding the Latest Practicable Date.

Assuming the maximum number of new A Shares and new H Shares will be issued at the respective A Share Subscription Price and the H Share Subscription Price under the Proposed Share Issuance, the Company will be able to raise gross proceeds of not more than RMB4,500 million (including RMB4,500 million) from the proposed A Share Issuance and not more than HK$1,800 million (including HK$1,800 million) from the proposed H Share Issuance. The aggregate nominal value of the new A Shares and new H Shares to be issued under the Proposed Share Issuance is not more than RMB1,658,600,397. The net price of each new A Share and new H Share to be issued under the Proposed Share Issuance will be determined and disclosed upon completion of the proposed A Share Issuance and proposed H Share Issuance, respectively, as well as the determination of the relevant expenses incurred or to be incurred in relation to the Proposed Share Issuance in accordance with the requirements of the Listing Rules.

The proceeds from the A Share Issuance and the H Share Issuance (after deduction of relevant expenses for the Proposed Share Issuance) will be utilised to supplement the general working capital of the Company, which mainly includes payment for liquidity expenses incurred during the operation, including but not limited to fuel expenses, take-off and landing expenses, maintenance and repair expenses, and the purchase of aviation materials. It is expected the proceeds will be used up within 6 months from the receipt of the proceeds.

8.	Reasons for and Benefits of the Proposed Share Issuance

The proceeds from the Proposed Share Insurance, after deduction of expenses for issuance, will be utilised to supplement the general working capital, which will help enhance the capital strength and asset volume of the Company and alleviate the pressure brought by capital demand from the daily operation of the Company. At the same time, the availability of the raised funds will help consolidate the Company’s foundation of business development, strengthen the Company’s core competitiveness and profitability, promote the sustained and rapid growth of the Company’s principal business, and provide capital guarantee for the Company’s further expansion and growth, which has important strategic significance for the realization of the Company’s long-term sustainable development. As CSAH and Nan Lung are willing to inject further funding to the Company, the Directors consider that it is in the interests of the Company to raise capital directly from CSAH and Nan Lung by way of non-public issue. The Company will be able to raise gross proceeds of not more than RMB4,500 million (including RMB4,500 million) from the proposed A Share Issuance and not more than HK$1,800 million (including HK$1,800 million) from the proposed H Share Issuance, if completed. The Directors consider that the respective A Share Subscription Price and the H Share Subscription Price are fair and reasonable by taking into account the recent trading prices of the A Shares and the H Shares. Having considered the above, the Directors consider the terms of the Proposed Share Issuance are fair and reasonable and in the best interests of the Company and the Shareholders as a whole.

LETTER FROM THE BOARD

The Directors (including the independent non-executive Directors) consider that the terms of the Share Subscription Agreements were entered into after arms-length negotiation and the terms therein are fair and reasonable, the transactions contemplated thereunder are, although not conducted in the ordinary and usual course of business of the Group, on normal commercial terms or better, and are beneficial to the operation and long-term development of the Group and in the interests of the Company and its Shareholders as a whole.

9.	Listing Rules Implications

As CSAH is the controlling shareholder of the Company and Nan Lung is a wholly-owned subsidiary of CSAH, they are connected persons of the Company under the Listing Rules. Consequently, the subscription of new A Shares by CSAH and new H Shares by Nan Lung under the Share Subscription Agreements constitute connected transactions of the Company under Chapter 14A of the Listing Rules and are subject to the reporting, announcement and independent Shareholders’ approval requirements under the Listing Rules.

The new A Shares and new H Shares to be issued pursuant to the Proposed Share Issuance will be allotted and issued under the General Mandate. Under the General Mandate, the Board is authorised to issue Shares not exceeding 20% of the total number of each of the existing A Shares and H Shares in issue as at the date of the 2020 annual general meeting of the Company held on 30 June 2021, being a maximum of 2,534,651,815 A Shares and 855,028,969 H Shares, respectively. As at the Latest Practicable Date, the Company has not issued any Shares pursuant to the General Mandate. The issue of new A Shares and new H Shares under the General Mandate is not subject to Shareholders’ approval, however, as disclosed above, the subscription of new A Shares by CSAH and the subscription of new H Shares by Nan Lung constitute connected transactions of the Company and are subject to Independent Shareholders’ approval at a general meeting. In addition, pursuant to the Articles of Association and relevant laws and regulations in the PRC, the A Share Issuance is subject to Shareholders’ approval.

Among the six Directors, two connected Directors, Mr. Ma Xu Lun and Mr. Han Wen Sheng, were required to abstain from voting in the Board meeting in respect of the resolutions to approve the Share Subscription Agreements and the transactions contemplated thereunder due to their positions held in CSAH. All remaining four Directors who were entitled to vote, unanimously approved the above resolutions. The format and procedure for passing the resolutions were in compliance with the Company Law of the People’s Republic of China and the Articles of Association.

LETTER FROM THE BOARD

The Independent Financial Adviser has been appointed to advise the Independent Board Committee and the Independent Shareholders, and the Independent Board Committee comprising all four independent non-executive Directors has been established to advise the Independent Shareholders, in respect of the Share Subscription Agreements and the transactions contemplated thereunder.

In respect of the proposed resolution to approve the Proposed Share Issuance, the Share Subscription Agreements and the transactions contemplated thereunder, as at the Latest Practicable Date, CSAH and its associates, i.e., Nan Lung and Perfect Lines (Hong Kong) Limited, who are directly and indirectly holding an aggregate of 10,880,881,085 Shares, representing approximately 64.20% of the issued share capital of the Company, are required to abstain from voting at the EGM. Each of CSAH, Nan Lung and Perfect Lines (Hong Kong) Limited controls or is entitled to exercise control over the voting right in respect of its respective Shares in the Company.

10.	Information of the Contracting Parties

The Company

The principal business activity of the Company is civil aviation service.

CSAH

CSAH is a state-owned enterprise established in the PRC. The principal business activity of CSAH are (i) operating the Group and other enterprises which the Group invested in and which constitutes wholly state-owned assets and state-owned equity formed through the state’s investments; (ii) engaging in operations in air transportation, as well as other relevant industries including import and export trading, financing, construction and development and media and advertising through CSAH’s subsidiaries.

Nan Lung

Nan Lung is a company incorporated in Hong Kong and a direct wholly-owned subsidiary of CSAH. The principal business activity of Nan Lung is investment holding. The ultimate beneficial owner of Nan Lung is CSAH.

III.	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION IN RELATION TO THE PROPOSED SHARE ISSUANCE

Upon completion of the Proposed Share Issuance, the articles regarding the registered share capital, the number of Shares, the shareholding structure and/or the Shareholders of the Company will change and therefore, the Articles of Association will be required to be amended to reflect the relevant changes. The Board proposes to seek the approval of the Shareholders at the EGM to authorise the Board to make corresponding amendments to relevant provisions in the Articles of Association based on the results of the Proposed Share Issuance, and to make relevant registration of change.

LETTER FROM THE BOARD

IV.	PROPOSED APPOINTMENT OF SUPERVISOR

On 29 October 2021, the Supervisory Committee resolved to propose to appoint Mr. Ren Ji Dong (“Mr. Ren”) as a shareholder representative Supervisor of the 9th session of the Supervisory Committee (the “Proposed Appointment”).

In accordance with the Articles of Association, the Proposed Appointment is subject to the approval by the Shareholders at the EGM. Upon due appointment of Mr. Ren, he will enter into a service contract with the Company and shall hold his office until the expiration of the term of the current session of the Supervisory Committee.

The biographical details of Mr. Ren are as follows:

Mr. Ren Ji Dong, male, born in January 1965 (aged 56), Bachelor of Engineering, graduated from Power Engineering Department of Nanjing University of Aeronautics and Astronautics with a bachelor’s degree, majoring in Aircraft Engine Design and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University, and he is a senior engineer. Mr. Ren began his career in August 1986 and joined the Chinese Communist Party in June 1986. He served as the Deputy Director (deputy general manager) and a member of the Standing Committee of the CPC of Urumqi Civil Aviation Administration (Xinjiang Airlines) and the Deputy General Manager and a member of the Standing Committee of the CPC of Xinjiang Airlines. He acted as the Party Secretary and Deputy General Manager of CSAH Xinjiang Company from June 2004, the Party Secretary and Deputy General Manager of Xinjiang Branch of the Company from January 2005, a member of the Standing Committee of the CPC of the Company from February 2005, Deputy General Manager and a member of the Standing Committee of the CPC of the Company from March 2005, a member of the Standing Committee of the CPC of the Company and the General Manager and Deputy Party Secretary of Xinjiang Branch from January 2007, a member of the Standing Committee of the CPC of the Company from April 2009, Deputy General Manager and a member of the Standing Committee of the CPC of the Company from May 2009 and the Executive Vice President of the Company from July 2018, Chairman of the Labor Union of China Southern Air Holding Company Limited and Chairman of the Labor Union of the Company from August 2021.

Pursuant to the “Administrative Measures on Supervisors’ Remuneration of China Southern Airlines Company Limited”, the emolument of a Supervisor is determined with reference to the responsibilities, risk and contributions of his/her position. Mr. Ren will not receive any remuneration from the Company for his role as a Supervisor.

As at the Latest Practicable Date, save as disclosed, Mr. Ren (i) had not held any directorships in other publicly listed companies in the last three years; (ii) had not had any relationship with any Directors, Supervisors, senior management, substantial or controlling shareholders of the Company; and (iii) had not had any interests in the Shares within the meaning of Part XV of the SFO.

There is no other matter that need to be brought to the attention of the Shareholders in connection with the Proposed Appointment, nor is there any other information to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Listing Rules.

LETTER FROM THE BOARD

V.	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND THE PROCEDURAL RULES OF THE BOARD OF DIRECTORS

On 27 August 2021, the Board convened the second meeting of the ninth session of the Board and approved, among others, the resolutions in relation to the proposed amendments to the Articles of Association and to the Procedural Rules of the Board of Directors (the “Proposed Amendments”).

The Proposed Amendments are made pursuant to the following reasons:

(1)

the provisions in relation to the General Committee of the Board and the “repurchase shares” in the Articles of Association were amended to reflect the amendments to the Company Law of the People’s Republic of China, Guidelines for the Articles of Association of Listed Companies, Rules Governing the Listing of Stocks on Shanghai Stock Exchange, other laws and regulations and the actual situation of the Company; and

(2)

in order to further improve the standardization and effectiveness of the operation of the Board, some provisions of the Procedural Rules of the Board of Directors were amended to reflect the regulatory requirements and the actual situation of the Company.

For details of the Proposed Amendments, please refer to Appendix V to this circular.

Except for the clause as stated in Appendix V to this circular, other clauses in the Articles of Association and the Procedural Rules of the Board of Directors remain unchanged.

The Proposed Amendments are subject to the approval of the Shareholders by way of a special resolution at the EGM, and the obtaining of any approval, endorsement or registration (as applicable) from or with the relevant government authorities in the PRC.

VI.	EGM

The EGM will be held to consider and, if thought fit, approve (i) the Proposed Share Issuance; (ii) the proposed amendments to the Articles of Association in relation to the Proposed Share Issuance; (iii) the proposed appointment of Supervisor; and (iv) the proposed amendments to the Articles of Association and to the Procedural Rules of the Board of Directors. The EGM will be held at No. 3301 Conference Room, 33/F, China Southern Air Building, No. 68 Qixin Road, Baiyun District, Guangzhou, the PRC at 9 a.m. on, Tuesday, 28 December 2021.

The notice of the EGM is set out on pages EGM-1 to EGM-6 of this circular and is also published on the website of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.csair.com).

LETTER FROM THE BOARD

Whether or not you intend to be present at the EGM or any adjournment thereof, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return the same to the Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong (for holders of H Shares) or the principal office of the Company in the PRC at No. 68 Qixin Road, Baiyun District, Guangzhou, PRC 510403 (for holders of A Shares), by no later than 24 hours before the time fixed for holding the EGM or any adjournment thereof. Completion and delivery of the form of proxy will not prevent you from attending and voting at the EGM or any adjournment thereof if you so wish.

Pursuant to rule 13.39(4) of the Listing Rules and the Articles of Association, any vote of the Shareholders at the EGM must be taken by poll.

VII.	CLOSURE OF REGISTER OF HOLDERS OF H SHARES

The register of holders of H Shares will be closed from Friday, 26 November 2021 to Tuesday, 28 December 2021, both days inclusive, during which period no transfer of H Shares will be effected. In order to qualify for attending the EGM, all transfer documents of H Shares accompanied by the relevant share certificates must be lodged with the Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by no later than 4:30 p.m. on Thursday, 25 November 2021.

VIII.	RECOMMENDATION OF THE BOARD

The Directors consider that (i) the Proposed Share Issuance; (ii) the proposed amendments to the Articles of Association in relation to the Proposed Share Issuance; (iii) the proposed appointment of Supervisor; and (iv) the proposed amendments to the Articles of Association and to the Procedural Rules of the Board of Directors are in the interests of the Group and the Shareholders as a whole. Accordingly, the Directors recommend that Shareholders to vote in favour of the abovementioned resolutions to be proposed at the EGM.

Having taken into account the advice of Independent Financial Adviser, the Independent Board Committee considers that (i) the terms of the Share Subscription Agreements are fair and reasonable, (ii) the Share Subscription Agreements and the transactions contemplated thereunder are, although not conducted in the ordinary and usual course of business of the Group, on normal commercial terms or better, and (iii) the Share Subscription Agreements and the transactions contemplated thereunder are in the interests of the Company and the Shareholders as a whole. Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favour of the relevant resolutions to be proposed at the EGM in respect of the Proposed Share Issuance, the Share Subscription Agreements and the transactions contemplated thereunder.

LETTER FROM THE BOARD

IX.	ADDITIONAL INFORMATION

Your attention is drawn to the letter from the Independent Board Committee as set out on pages 25 to 26 of this circular which contains its recommendation to the Independent Shareholders as to voting in respect of the Proposed Share Issuance, the Share Subscription Agreements and the transactions contemplated thereunder at the EGM and to the letter from the Independent Financial Adviser as set out on pages 27 to 51 of this circular which contains its advice to the Independent Board Committee and the Independent Shareholders in relation to the Proposed Share Issuance, the Share Subscription Agreements and the transactions contemplated thereunder therein.

Your attention is also drawn to the additional information set out in the Appendices to this circular.

By Order of the Board
Ma Xu Lun
Chairman

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

11 November 2021

To the Independent Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTIONS

IN RESPECT OF PROPOSED SHARE ISSUANCE

INTRODUCTION

We refer to a circular (the “Circular”) of the Company dated 11 November 2021 of which this letter forms part. Terms used in this letter have the same meaning as defined in the Circular unless the context otherwise requires.

We have been appointed by the Board as the Independent Board Committee to advise you on whether, in our opinion, (i) the terms of the Share Subscription Agreements are fair and reasonable, (ii) the Share Subscription Agreements and the transactions contemplated thereunder are on normal commercial terms or better and in the ordinary and usual course of business of the Group, and (iii) the Share Subscription Agreements and the transactions contemplated thereunder are in the interests of the Company and the Shareholders as a whole. Lego Corporate Finance Limited has been appointed as the Independent Financial Adviser to advise us and the Independent Shareholders in this regard.

We wish to draw your attention to the letter from the Board as set out on pages 4 to 24 of the Circular and the letter from the Independent Financial Adviser as set out on pages 27 to 51 of the Circular, which contains, inter alia, its advice and recommendation regarding the terms of the Share Subscription Agreements and the transactions contemplated thereunder with the principal factors and reasons for its advice and recommendation.

RECOMMENDATION

Having considered the terms of the Share Subscription Agreements and the transactions contemplated thereunder and taking into account the advice and recommendation of the Independent Financial Adviser, we are of the view that (i) the terms of the Share Subscription Agreements are fair and reasonable, (ii) the Share Subscription Agreements and the transactions contemplated thereunder are, although not conducted in the ordinary and usual course of business of the Group, on normal commercial terms or better, and (iii) the Share Subscription Agreements and the transactions contemplated thereunder are in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Shareholders to vote in favour of the relevant resolutions regarding the Share Subscription Agreements and the transactions contemplated thereunder at the EGM.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Yours faithfully,
For and on behalf of the Independent Board Committee

CHINA SOUTHERN AIRLINES COMPANY LIMITED

Liu Chang Le	Gu Hui Zhong	Guo Wei	Yan Andrew Y

Independent Non-executive Directors

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The following is the full text of a letter of advice from Lego Corporate Finance Limited to the Independent Board Committee and the Independent Shareholders in respect of the Proposed Share Issuance, which has been prepared for the purpose of inclusion in this circular.

11 November 2021

To: The Independent Board Committee and the Independent Shareholders of

China Southern Airlines Company Limited

Dear Sirs or Madams,

CONNECTED TRANSACTIONS IN RESPECT

OF THE PROPOSED SHARE ISSUANCE

INTRODUCTION

We refer to our appointment as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the Proposed Share Issuance, details of which are set out in the letter from the Board (the “Letter from the Board”) contained in the circular of the Company to the Shareholders dated 11 November 2021 (the “Circular”), of which this letter forms part. Capitalised terms used in this letter shall have the same meanings as those defined in the Circular unless otherwise defined or the context requires otherwise.

On 29 October 2021, the Board resolved to put forward to the EGM to approve the A Shares Subscription Agreement and the connected transaction in relation to the proposed issuance of 803,571,428 new A Shares to CSAH at the A Share Subscription Price, payable in cash. The total funds to be raised from the proposed A Share Issuance will be not more than RMB4,500 million, which will be utilised to supplement the general working capital of the Company. On 29 October 2021, the Board also resolved to put forward to the EGM to approve the H Shares Subscription Agreement and the connected transaction in relation to the issuance of not more than 855,028,969 new H Shares to Nan Lung (a wholly-owned subsidiary of CSAH) at the H Share Subscription Price, payable in cash. The total funds to be raised from the proposed H Share Issuance will be not more than HK$1,800 million, which will be utilised to supplement the general working capital of the Company. The A Share Issuance and the H Share Issuance are not inter-conditional upon each other.

The new A Shares and new H Shares to be issued pursuant to the Proposed Share Issuance will be allotted and issued under the General Mandate. Under the General Mandate, the Board is authorised to issue Shares not exceeding 20% of the total number of each of the existing A Shares and H Shares in issue as at the date of the Company’s 2020 annual general meeting held on 30 June 2021, being a maximum of 2,534,651,815 A Shares and 855,028,969 H Shares, respectively. As at the Latest Practicable Date, the Company has not issued any Shares pursuant to the General Mandate.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As CSAH is the controlling shareholder of the Company and Nan Lung is a wholly-owned subsidiary of CSAH, they are connected persons of the Company under the Listing Rules. Accordingly, the subscription of new A Shares by CSAH and new H Shares by Nan Lung under the Share Subscription Agreements constitute connected transactions of the Company under Chapter 14A of the Listing Rules and are subject to the reporting, announcement and independent Shareholders’ approval requirements under the Listing Rules.

INDEPENDENT BOARD COMMITTEE

The Independent Board Committee comprising all the independent non-executive Directors, namely Mr. Liu Chang Le, Mr. Gu Hui Zhong, Mr. Guo Wei and Mr. Yan Andrew Y, has been established to advise the Independent Shareholders as to (i) whether the terms of the Share Subscription Agreements are on normal commercial terms and fair and reasonable; and (ii) whether the Proposed Share Issuance is in the ordinary and usual course of business of the Group and in the interests of the Company and the Shareholders as a whole. We, Lego Corporate Finance Limited, have been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in this regard.

OUR INDEPENDENCE

As at the Latest Practicable Date, we did not have any relationships or interests with the Company or any other parties that could reasonably be regarded as relevant to our independence. In the last two years prior to the Latest Practicable Date, there was no engagement between the Company and us. Apart from normal professional fees paid or payable to us in connection with this appointment, no arrangement exists whereby we had received or will receive any fees or benefits from the Company. Accordingly, we are qualified to give independent advice in respect of the Proposed Share Issuance.

BASIS OF OUR OPINION

In formulating our opinion and recommendations to the Independent Board Committee and the Independent Shareholders, we have relied on the information, facts and representations contained or referred to in the Circular and the information, opinions and representations provided or expressed to us by the Directors and/or the management of the Company (the “Management”). We have assumed that all information, facts and representations contained or referred to in the Circular, and all information, opinions and representations provided or expressed by the Directors and/or the Management, for which they are solely responsible, were true, accurate and complete in all material respects at the time when they were provided and continue to be so as at the Latest Practicable Date and that they may be relied upon in formulating our opinion. We have also assumed that all such opinions and statements of intention or belief expressed by the Directors and/or the Management and those as set out or referred to in the Circular were reasonably made after due and careful enquiries.

The Directors have confirmed to us that no material facts have been withheld or omitted from the information provided, representations made or opinions expressed. We have no reason to suspect that any relevant information has been withheld or omitted, nor are we aware of any facts or circumstances which would render the information provided, representations made or opinions expressed to us untrue, inaccurate or misleading. We consider that we have been provided with, and have reviewed, sufficient information currently available, and that we have performed all the necessary steps to enable us to reach an informed view and to justify our reliance on the information provided so as to provide a reasonable basis for our opinion. We have not, however, carried out any independent verification of the information provided, representations made or opinions expressed by the Directors and/or the Management, nor have we conducted any form of in-depth investigation into the businesses, affairs, operations, financial position or future prospects of the Group. Our opinion is necessarily based on the financial, economic, market and other conditions in effect, and the information made available to us, as at the Latest Practicable Date.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The Circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in the Circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement therein or the Circular misleading.

This letter is issued for the information of the Independent Board Committee and the Independent Shareholders solely in connection with their consideration of the Proposed Share Issuance. Except for its inclusion in the Circular, this letter is not to be quoted or referred to, in whole or in part, nor shall this letter be used for any other purposes without our prior written consent.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our opinion in respect of the Proposed Share Issuance, we have considered the following principal factors and reasons:

1.	Information on the Group, CSAH and Nan Lung

1.1.	The Group

The Company is a joint stock limited liability company incorporated in the PRC on 25 March 1995. The H Shares have been listed on the Stock Exchange since 31 July 1997 and the A Shares have been listed on the Shanghai Stock Exchange since 25 July 2003.

Headquartered in Guangzhou, the Group is principally engaged in provision of civil aviation service. According to the annual report of the Company for the year ended 31 December 2020 (the “2020 Annual Report”), the Group is the biggest airline in China with the largest fleet, the most extensive route network and the largest annual passenger turnover. In 2020, the Group’s passenger turnover ranked first among Chinese airlines for 42 consecutive years, and continued to rank first in Asia and at the forefront of the world. According to the interim report of the Company for the six months ended 30 June 2021 (the “2021 Interim Report”), the Group operated a fleet of 869 aircraft as at 30 June 2021.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Set out below is a summary of the financial results of the Group (i) for the year ended 31 December 2019 (“FY2019”) and the year ended 31 December 2020 (“FY2020”) as extracted from the 2020 Annual Report; and (ii) for the six months ended 30 June 2020 (“1H2020”) and the six months ended 30 June 2021 (“1H2021”) as extracted from the 2021 Interim Report:

	For the year ended 31 December		For the six months ended 30 June
	2019	2020	2020	2021
	RMB million	RMB million	RMB million	RMB million
	(audited)	(audited)	(unaudited)	(unaudited)
Total operating revenue	154,322	92,561	38,964	51,576
Operating profit/(loss)	10,838	(11,864)	(6,891)	(3,057)
Profit/(Loss) for the year/period	3,084	(11,827)	(9,482)	(3,967)
Profit/(Loss) attributable to equity shareholders of the Company	2,640	(10,847)	(8,179)	(4,690)

For FY2019 and FY2020

As disclosed in the 2020 Annual Report, the Group’s total operating revenue decreased by approximately 40.0% from approximately RMB154,322 million for FY2019 to approximately RMB92,561 million for FY2020. Such decrease was primarily due to the substantial year-to-year decrease in passenger revenue of approximately RMB67,968 million caused by the decrease of traffic volume and air ticket price resulted from insufficient passenger confidence for travel and travel restriction due to the impact of the COVID-19 pandemic. The Group recorded an operating loss of approximately RMB11,864 million for FY2020 as compared to an operating profit of approximately RMB10,838 million for FY2019, mainly resulting from the decrease in traffic revenue due to the impact of the COVID-19 pandemic on the aviation industry. As a result, the Group recorded a net loss of approximately RMB11,827 million for FY2020 as compared to a net profit of approximately RMB3,084 million for FY2019.

For 1H2020 and 1H2021

As disclosed in the 2021 Interim Report, the Group’s total operating revenue increased by approximately 32.4% from approximately RMB38,964 million for 1H2020 to approximately RMB51,576 million for 1H2021. Such increase was mainly attributable to the period-to-period increase in passenger revenue of approximately RMB10,898 million, owing to the recovery of China’s civil aviation industry under the effective prevention and control of the COVID-19 pandemic in China. Due to such increase in operating revenue, the Group’s operating loss dropped by approximately 55.6% from approximately RMB6,891 million for 1H2020 to approximately RMB3,057 million for 1H2021. As a result, the Group successfully narrowed the net loss from approximately RMB9,482 million for 1H2020 to approximately RMB3,967 million for 1H2021.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Set out below is a summary of the financial position of the Group (i) as at 31 December 2019 and 2020 as extracted from the 2020 Annual Report; and (ii) as at 30 June 2021 as extracted from the 2021 Interim Report, respectively:

	As at 31 December		As at 30 June
	2019	2020	2021
	RMB million	RMB million	RMB million
	(audited)	(audited)	(unaudited)
Total assets	306,928	326,383	327,084
Non-current assets	290,190	287,398	287,055
Current assets, including:	16,738	38,985	40,029
— Cash and cash equivalents	1,849	25,419	24,966
Total liabilities	229,599	241,252	234,797
Non-current liabilities	134,109	145,571	131,642
Current liabilities	95,490	95,681	103,155
Net current liabilities	78,752	56,696	63,126
Equity attributable to equity shareholders of the Company	64,106	69,584	75,287
Current ratio (times) Note [1]	0.18	0.41	0.39
Debt-to-asset ratio Note [2]	74.8%	73.9%	71.8%
Gearing ratio Note [3]	289.0%	286.6%	257.7%

Notes:

1.	Calculated as current assets divided by current liabilities
2.	Calculated as total liabilities divided by total assets
3.	Calculated as total borrowings and lease liabilities divided by total equity attributable to equity shareholders of the Company

As at 30 June 2021, the Group’s non-current assets amounted to approximately RMB287,055 million, which mainly comprised (i) right-of-use assets of approximately RMB147,067 million; (ii) net book value of property, plant and equipment of approximately RMB89,550 million; and (iii) construction in progress of approximately RMB30,356 million. Meanwhile, the Group’s current assets mainly consisted of (i) cash and cash equivalents of approximately RMB24,966 million; (ii) other receivables of approximately RMB8,574 million; and (iii) trade receivables of approximately RMB3,883 million. As advised by the Management, among such cash and cash equivalents of approximately RMB24,966 million as at 30 June 2021, approximately RMB12,329 million in aggregate were the unused funds in relation to (i) the non-public issuance of A Shares proposed by the then Board in 2019; and (ii) the issuance of A Share Convertible Bonds proposed by the then Board in 2020 (collectively, the “Previous Fundraising Activities”), which were restricted for their designated uses in accordance with the Previous Fundraising Activities.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As at 30 June 2021, the Group’s non-current liabilities amounted to approximately RMB131,642 million, which mainly comprised (i) lease liabilities of approximately RMB92,267 million; and (ii) borrowings of approximately RMB31,917 million. Meanwhile, the Group’s current liabilities mainly consisted of (i) borrowings of approximately RMB48,765 million; (ii) lease liabilities of approximately RMB21,066 million; and (iii) accrued expenses of approximately RMB16,856 million.

The Group recorded net asset value attributable to the Shareholders of approximately RMB75,287 million as at 30 June 2021. Furthermore, the Group was in net current liabilities position of approximately RMB78,752 million, RMB56,696 million and RMB63,126 million as at 31 December 2019, 2020 and 30 June 2021, respectively, with a current ratio of approximately 0.39 times as at 30 June 2021. As at 30 June 2021, the Group’s debt-to-asset ratio reached approximately 71.8% and the Group’s gearing ratio reached approximately 257.7%.

1.2.	CSAH

CSAH, the controlling shareholder of the Company, is a state-owned enterprise established in the PRC. The principal business activities of CSAH are (i) operating the Group and other enterprises which the Group invested in and which constitutes wholly state-owned assets and state-owned equity formed through the state’s investments; and (ii) engaging in operations in air transportation, as well as other relevant industries including import and export trading, financing, construction and development and media and advertising through CSAH’s subsidiaries.

1.3.	Nan Lung

Nan Lung is a company incorporated in Hong Kong and a direct wholly-owned subsidiary of CSAH. The principal business activity of Nan Lung is investment holding. The ultimate beneficial owner of Nan Lung is CSAH.

2.	Reasons for and benefits of the Proposed Share Issuance

As mentioned in the 2021 Interim Report, the COVID-19 pandemic still had a huge impact on the recovery of the global aviation industry in the first half of 2021. While the domestic market of various countries recovered rapidly and the global air cargo market maintained rapid growth, the international passenger transportation market remained sluggish due to different border control and related travel restrictions. The pandemic remains the biggest uncertain factor affecting the recovery of the air transportation industry. As advised by the Management, in order to cope with the uncertainties and complex market environment, the Group will continue to explore various means of financing to enhance its financial resilience against industry risks.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

With reference to the Letter from the Board, upon completion of the Proposed Share Issuance, the Company will be able to raise gross proceeds of not more than RMB4,500 million from the A Share Issuance and not more than HK$1,800 million from the H Share Issuance. Such gross proceeds are intended to be utilised to supplement the general working capital of the Company, which mainly includes payment for liquidity expenses incurred during the operation, including but not limited to fuel expenses, take-off and landing expenses, maintenance and repair expenses, and the purchase of aviation materials.

According to the 2021 Interim Report, the Group’s cash and cash equivalents were approximately RMB24,966 million as at 30 June 2021. As discussed above, excluding the portion of the restricted funds in relation to the Previous Fundraising Activities, the available cash balances of the Group only amounted to approximately RMB12,637 million as at 30 June 2021. Meanwhile, the Group had total borrowings of approximately RMB80,682 million as at 30 June 2021, of which approximately RMB48,765 million are repayable within one year. Furthermore, the Group was in net current liabilities position of approximately RMB78,752 million, RMB56,696 million and RMB63,126 million as at 31 December 2019, 2020 and 30 June 2021, which indicated that the Group has been experiencing shortfall of working capital in recent years. Based on our discussion with the Management, we are given to understand that there is an imminent financing need for the Group to replenish sufficient cash resources for satisfying its financial obligations and supporting its daily operation. The gross proceeds from the Proposed Share Issuance, which will be utilised to supplement the general working capital of the Group, could alleviate the funding pressure of the Group and in turn enhance its financial stability.

Moreover, air transportation industry is a capital-intensive industry which requires substantial capital investments in purchase of aircraft and related equipment. As discussed with the Management, we understand that the Group satisfies the capital expenditures on introduction of aircraft and related equipment generally through own funds, bank facilities, lease arrangements and/or other external financing methods. As a result, the debt-to-asset ratio and gearing ratio of the Group constantly maintain at high levels as illustrated in the section headed “1.1 The Group” above. Upon completion of the Proposed Share Issuance, such gearing position is expected to be improved, which will in turn provide a better environment for the sustainable development of the Group.

Last but not least, the intended subscription for the new A Shares and new H Shares under the Proposed Share Issuance by CSAH, being the controlling shareholder of the Company, demonstrates its confidence in and support for the long-term development of the Group, which is beneficial for the Group to optimise its capital structure, reduce the financial risks and enhance its core competitiveness.

Having considered the above reasons and benefits and the terms of the Share Subscription Agreements being on normal commercial terms and fair and reasonable as discussed below, we are of the view that the Proposed Share Issuance, although not in the ordinary and usual course of business of the Group, is in the interests of the Company and the Shareholders as a whole.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

3.	Other financing alternatives available to the Group

As advised by the Management, apart from the Proposed Share Issuance, the Board has considered the feasibility of other financing alternatives such as debt financing and other means of equity financing.

In view of the current high debt-to-asset ratio and gearing ratio of the Group, the key objectives of the fundraising exercise are relieving the liquidity pressure of the Group and optimising the overall capital structure of the Group. However, debt financing by bank loans or other debt financing instruments will inevitably incur additional finance costs to the Group and worsen the gearing level and liquidity position of the Group, which will contradict with the Company’s original intentions. Besides, debt financing from banks or financial institutions is generally subject to lengthy due diligence and credit risk assessment by banks or financial institutions. Therefore, raising additional funds by debt financing is not favourable to the Group under the current circumstances.

On the other hand, other equity financing methods such as rights issue or open offer are constrained by certain regulatory requirements. According to Article 7 of “Administrative Measures for the Issuance of Securities by Listed Companies” 《( 上市公司證券發行管理辦法》) promulgated by CSRC, PRC listed companies are required to maintain positive earnings for the latest three consecutive financial years in order to conduct public issuance of securities in the PRC. Having impacted by the COVID-19 pandemic, the Group recorded a net loss for FY2020 and therefore it cannot fulfil such requirement to issue A Shares under public offering. Furthermore, according to the “Regulatory Requirements for Guiding and Regulating the Financing Behavior of Listed Companies (Revised Edition)” 《( 關於引導規範上市公司融資行為的監管 要求(修訂版)》) published by CSRC on 14 February 2020, where PRC listed companies conduct fundraising though means other than non-public issuance or placement of shares and preferred shares or issuance to designated persons assigned by the board of directors, the proportion of proceeds to be used in supplement of working capital and debt repayment shall not exceed 30% of the total amount of proceeds. Taking into account the above regulatory requirements and the Company’s sole intention to raise sufficient funds to replenish its working capital, it is not practicable for the Group to conduct other means of equity financing under the current circumstances.

In light of the above, the Board considers that the Proposed Share Issuance is comparatively more efficient and cost-effective, and we concur with the Directors’ view that the Proposed Share Issuance is the most preferred means of fundraising for the Group under the current circumstances.

4.	A Share Issuance

On 29 October 2021, the Company entered into the A Shares Subscription Agreement with CSAH, pursuant to which the Company shall issue and CSAH shall subscribe in cash for 803,571,428 new A Shares at the A Share Subscription Price, which is not more than 20% of the number of issued A Shares as at the date of the 2020 annual general meeting of the Company on which the General Mandate was approved, raising gross proceeds of not more than RMB4,500 million which will be utilised to supplement the general working capital of the Company.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

4.1.	Principal terms of the A Shares Subscription Agreement

The principal terms of the A Shares Subscription Agreement, details of which are set out in the section headed “1. A Share Issuance – A Shares Subscription Agreement” in the Letter from the Board, are summarised below:

Date

29 October 2021

Parties

(1) The Company, as the issuer

(2) CSAH, as the subscriber

Number of new A Shares to be issued

The Company will issue under the General Mandate and CSAH will subscribe for 803,571,428 new A Shares, which is not more than 20% of the number of issued A Shares as at the date of the 2020 annual general meeting of the Company on which the General Mandate was approved, raising gross proceeds of not more than RMB4,500 million.

If the A Share Subscription Price is adjusted due to ex-right events as mentioned below, the number of new A Shares to be issued will be adjusted accordingly. The final number of A Shares to be issued under the A Share Issuance is subject to the approval of CSRC.

Lock-up period

The new A Shares to be subscribed by CSAH shall not be traded or transferred within 36 months from the completion date of the issuance thereof. The same lock-up requirement is applicable for the A Shares CSAH may subsequently obtain due to distribution of share dividend, transfer to share capital from capital reserve and rights issue by the Company during the lock-up period.

A Share Subscription Price

The A Share Subscription Price shall be the higher of (i) 90% of the average trading price of the A Shares as quoted on the Shanghai Stock Exchange in the 20 trading days immediately prior to the date of the announcement regarding the Board resolutions approving the A Share Issuance published on the website of the Shanghai Stock Exchange (i.e. 30 October 2021, the “Price Benchmark Date”); and (ii) the latest audited net asset value per Share attributable to equity shareholders of the Company (rounded up to the nearest two decimal places).

The average trading price of the A Shares in the 20 trading days preceding the Price Benchmark Date equals to the total trading amount of A Shares traded in the 20 trading days preceding the Price Benchmark Date divided by the total volume of A Shares traded in the 20 trading days preceding the Price Benchmark Date. Where there are any ex-right or ex-dividend events, including distribution of dividend, bonus issue, rights issue and transfer to share capital from capital reserve, during the period from the balance sheet date of the Company’s latest audited financial report to the date of issuance of such new A Shares, the abovementioned audited net asset value per Share attributable to equity shareholders of the Company will be adjusted accordingly.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The average trading price of the A Shares in the 20 trading days preceding the Price Benchmark Date is RMB6.22 per Share. As at 31 December 2020, the audited net asset value per Share attributable to equity shareholders of the Company (ex-dividend) was RMB4.52.

Based on the abovementioned pricing principles, the A Share Subscription Price is RMB5.60 per A Share. The A Share Subscription Price will not be adjusted by the latest audited net asset value per Share attributable to equity shareholders of the Company in subsequent years.

Where there are ex-right or ex-dividend events, including distribution of dividend, bonus issue, rights issue and transfer to share capital from capital reserve, during the period from the Price Benchmark Date to the date of issuance of the new A Shares, the A Share Subscription Price shall be adjusted in view of the ex-right or ex-dividend events. The adjustment methods are set out as follows:

1.	When distributing cash dividends only, the adjustment formula will be: P1 = P0 – D

2.	When issuing bonus shares or capitalising capital reserve, the adjustment formula will be: P1 = P0/(1 + N)

3.	When conducting rights issue, the adjustment formula will be: P1 = (P0 + A × K)/ (1 + K)

4.

When distributing cash dividends, issuing bonus shares or capitalising capital reserve and conducting rights issue were performed simultaneously, the adjustment formula will be: P1 = (P0 – D + A × K)/(1 + K + N), whereas P1 represents the adjusted issue price, P0 represents the issue price before adjustment, D represents cash dividends per Share, N represents the number of bonus shares per Share or number of Shares resulting from capitalisation of capital reserve to be issued for each Share, A represents the subscription price of the rights shares, and K represents the number of rights shares to be issued for each Share.

As at the Latest Practicable Date, the Company has no intention to conduct any ex-right or ex-dividend event prior to the A Share Issuance.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

In addition, pursuant to Rule 13.36(5) of the Listing Rules, the A Share Subscription Price shall not represent a discount of 20% or more to the higher of (i) the closing price of the H Shares on the date of the A Shares Subscription Agreement (i.e. 29 October 2021); and (ii) the average closing price of the H Shares in the five trading days immediately prior to the date of the A Shares Subscription Agreement. For illustrative purposes only and based on the central parity rate announced by the People’s Bank of China on the date of the A Share Subscription Agreement (HK$1=RMB0.82164), the A Share Subscription Price represents (i) a premium of approximately 43.79% over the closing price of HK$4.740 per H Share quoted on the Stock Exchange on the date of the A Shares Subscription Agreement; and (ii) a premium of approximately 44.52% over the average closing price of HK$4.716 per H Share as quoted on the Stock Exchange for the five trading days immediately prior to the date of the A Shares Subscription Agreement.

Despite any subsequent corporate events which may lead to an adjustment in the A Share Subscription Price, the Company will take all actions in its power to monitor and control these corporate events so as to ensure that (i) the final A Share Subscription Price is higher than HK$3.792, being a discount of 20% of the higher of the abovementioned benchmark prices; and (ii) the number of new A Shares to be issued will not exceed 2,534,651,815 A Shares, being the maximum number of A Shares to be issued under the General Mandate. If any corporate event may cause the A Share Issuance to fail to meet the abovementioned requirements, the Company will re-comply with the Listing Rules where necessary.

4.2.	Analysis of the principal terms of the A Shares Subscription Agreement

In order to assess the fairness and reasonableness of the principal terms of the A Shares Subscription Agreement, we have performed the following analysis:

(i) Review of historical A Shares closing prices

The following share price chart illustrates the daily closing price of the A Shares as quoted on the Shanghai Stock Exchange during the period from 1 October 2020 up to and including the Price Benchmark Date (the “Review Period”) against the A Share Subscription Price of RMB5.60 per A Share:

Source: Website of the Shanghai Stock Exchange (http://english.sse.com.cn)

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

During the Review Period, the closing price of the A Shares fluctuated between RMB5.23 per A Share and RMB7.17 per A Share, with an average closing price of approximately RMB6.11 per A Share. The lowest closing price of approximately RMB5.23 per A Share was recorded on 4 August 2021 and the highest closing price of approximately RMB7.17 per A Share was recorded on 22 March 2021. It is noted that the A Share Subscription Price is within the range of the lowest and highest closing prices of the A Shares, and represents a premium of approximately 7.1% over the lowest closing price of the A Shares, a discount of approximately 21.9% to the highest closing price of the A Shares and a discount of approximately 8.3% to the average closing price of the A Shares during the Review Period. Furthermore, the A Share Subscription Price represents:

(a)	a discount of approximately 10.0% to the average trading price of RMB6.22 per A Share as quoted on the Shanghai Stock Exchange in the 20 trading days immediately prior to the Price Benchmark Date;

(b)	a discount of approximately 13.0% to the closing price of RMB6.44 per A Share as quoted on the Shanghai Stock Exchange on the Latest Practicable Date; and

(c)	a premium of approximately 23.9% over the audited net asset value attributable to equity shareholders of the Company of RMB4.52 per Share as at 31 December 2020.

(ii) Comparable issuances

On 14 February 2020, CSRC promulgated the “Decision on Amending the Administrative Measures for Issuance of Securities by Listed Companies” 《( 關於修改〈上市 公司證券發行管理辦法〉的決定》) and “Decision on Amending the Implementation Rules for Non-public Issuance of Shares by Listed Companies” 《( 關於修改〈上市公司非公開發行股票 實施細則〉的決定》) (the “New Issuance Decisions”), pursuant to which, among others, (i) the minimum issue price of A shares under non-public issuance is adjusted from not less than 90% to not less than 80% of the average trading price of the company’s shares in the 20 trading days preceding the price benchmark date; and (ii) the lock-up period for the subscriber being the company’s controlling shareholder or beneficial owner or their controlled connected person(s) is adjusted from 36 months to 18 months. As disclosed in the Letter from the Board, the A Share Subscription Price is not less than 90% of the average trading price of the A Shares in the 20 trading days immediately prior to the Price Benchmark Date and the lock-up period for CSAH is 36 months. Accordingly, we consider that such basis of determination of the A Share Subscription Price and such lock-up period are in compliance with the New Issuance Decisions.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

To further assess the fairness and reasonableness of the principal terms of the A Shares Subscription Agreement, we have searched on the website of the Stock Exchange for successful non-public issuances of A shares as announced by companies listed on both (i) the Stock Exchange; and (ii) the Shanghai Stock Exchange or the Shenzhen Stock Exchange during the Review Period. We have, on a best-effort basis, identified 12 comparable issuances (the “Comparable Issuances”) which we considered to be exhaustive for comparison purpose and appropriate to demonstrate the prevailing market practice regarding non-public issuances of A shares despite the businesses, operations and prospects of the Group may not be the same as those of the subject companies of the Comparable Issuances. Details of our findings are summarised in the table below:

Date of completion announcement	Company name	Stock code	Lock-up period	Premium/(discount) of the issue price over/(to) the average trading price in the 20 trading days preceding the price benchmark date	Premium/(discount) of the issue price over/(to) the net asset value per share attributable to the parent company
21 October 2021	Red Star Macalline Group Corporation Ltd.	1528.HK/ 601828.SH	6 months	(20)%	(32)%
18 October 2021	Guolian Securities Co., Ltd.	1456.HK/ 601456.SH	6 months	(20)%	152%
19 August 2021	Luoyang Glass Company Limited	1108.HK/ 600876.SH	36 months for connected person and 6 months for other subscribers	(14)%	593%
26 May 2021	Weichai Power Co., Ltd.	2338.HK/ 000338.SZ	6 months	(14)%	131%
26 March 2021	Postal Savings Bank of China Co., Ltd.	1658.HK/ 601658.SH	60 months	12%	0%
18 February 2021	First Tractor Company Limited	0038.HK/ 601038.SH	36 months	(15)%	0%
5 February 2021	Zoomlion Heavy Industry Science and Technology Co., Ltd.	1157.HK/ 000157.SZ	6 months	(20)%	74%
19 January 2021	Flat Glass Group Co., Ltd. (Note)	6865.HK/ 601865.SH	6 months	(15)%	1,057%

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Date of completion announcement	Company name	Stock code	Lock-up period	Premium/(discount) of the issue price over/(to) the average trading price in the 20 trading days preceding the price benchmark date	Premium/(discount) of the issue price over/(to) the net asset value per share attributable to the parent company
>
29 December 2020	CSC Financial Co., Ltd.	6066.HK/ 601066.SH	6 months	(20)%	448%
22 December 2020	Lanzhou Zhuangyuan Pasture Co., Ltd.	1533.HK/ 002910.SZ	6 months	(20)%	37%
8 December 2020	Dynagreen Environmental Protection Group Co., Ltd.	1330.HK/ 601330.SH	18 months for controlling shareholder and 6 months for other subscribers	(20)%	148%
26 November 2020	Bank of Zhengzhou Co., Ltd.	6196.HK/ 002936.SZ	60 months for substantial shareholders, 18 months for connected person and 6 months for other subscribers	22%	0%
			Maximum (Note)	22%	593%
			Minimum (Note)	(20)%	(32)%
			Median (Note)	(20)%	74%
			Average (Note)	(12)%	141%
	The A Share Issuance	1055.HK/ 600029.SH	36 months	(10)%	24%

Source: Website of the Stock Exchange

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Note:

The non-public A shares issuance by Flat Glass Group Co., Ltd is considered as an outlier due to the fact that the premium over net asset value represented by the issue price is exceptionally high as compared to other Comparable Issuances, which may in turn provide an abnormal maximum value and average value for comparison and thus excluded from the above analysis.

As shown in the table above, the issue price of the Comparable Issuances ranged from (i) a discount of approximately 20% to a premium of approximately 22% to/over the respective average trading price of shares in the 20 trading days preceding the price benchmark date, with an average discount of approximately 12%; and (ii) a discount of approximately 32% to a premium of approximately 593% to/over the respective net asset value per share attributable to the parent company, with an average premium of approximately 141%. Accordingly, the relevant discount to 20-day average trading price and premium over net asset value per share represented by the A Share Subscription Price fall within the aforesaid ranges. It is also noted that the 10% discount to the 20-day average trading price represented by the A Share Subscription Price is lower than the average discount of approximately 12% represented by the issue price of the Comparable Issuances.

Despite the range of the discount/premium to/over the net asset value per share represented by the issue price of the Comparable Issuances is very wide, having taken into account, in particular, (i) that the basis of determination of the A Share Subscription Price is in compliance with the New Issuance Decisions; (ii) that the A Share Subscription Price represents a premium of approximately 23.9% over the latest audited net asset value per Share attributable to equity shareholders of the Company; and (iii) the reasons for and benefits of the Proposed Share Issuance as discussed in the section headed “2. Reasons for and benefits of the Proposed Share Issuance” above, we consider the A Share Subscription Price to be fair and reasonable so far as the Independent Shareholders are concerned.

Furthermore, all of the above Comparable Issuances imposed lock-up restriction ranging from 6 months to 60 months. The lock-up period of 36 months under the A Share Issuance is within such range and in line with the market practice of lock-up period for subscribers being the controlling shareholder of the company.

Based on the above, we are of the opinion that the terms of the A Shares Subscription Agreement are on normal commercial terms and fair and reasonable so far as the Independent Shareholders are concerned.

5.	H Share Issuance

On 29 October 2021, the Company entered into the H Shares Subscription Agreement with Nan Lung (a wholly-owned subsidiary of CSAH), pursuant to which the Company shall issue and Nan Lung shall subscribe in cash for not more than 855,028,969 new H Shares at the H Share Subscription Price, representing not more than 20% of the number of issued H Shares as at the date of the 2020 annual general meeting of the Company on which the General Mandate was approved, and raising gross proceeds of not more than HK$1,800 million which will be utilised to supplement the general working capital of the Company.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

5.1.	Principal terms of the H Shares Subscription Agreement

The principal terms of the H Shares Subscription Agreement, details of which are set out in the section headed “2. H Share Issuance – H Shares Subscription Agreement” in the Letter from the Board, are summarised below:

Date

29 October 2021

Parties

(1)	The Company, as the issuer

(2)	Nan Lung, a wholly-owned subsidiary of CSAH, as the subscriber

Number of new H Shares to be issued

The Company will issue under the General Mandate and Nan Lung will subscribe for not more than 855,028,969 new H Shares, representing not more than 20% of the number of issued H Shares as at the date of the 2020 annual general meeting of the Company on which the General Mandate was approved, and raising gross proceeds of not more than HK$1,800 million. With reference to the illustrative H Share Subscription Price as mentioned below, the Company may issue 325,497,287 new H Shares.

If the H Share Subscription Price is adjusted due to ex-right events as mentioned below, the number of new H Shares to be issued will be adjusted accordingly.

Lock-up period

The new H Shares to be subscribed by Nan Lung shall not be traded or transferred within 36 months from the completion date of the issuance thereof, except for the transfer of the new H Shares to a wholly-owned or controlled (either directly or indirectly) subsidiary of CSAH as permitted by the laws of the PRC, other laws applicable to the Company and the listing rules of the stock markets where the Company is listed. The said transferee will be subject to the same lock-up period described above immediately and until expiry of such lock-up period. If the respective requirements of CSRC and the stock markets where the Company is listed regarding the lock-up period are different from the terms of the H Shares Subscription Agreement, Nan Lung should comply with the respective requirements of CSRC and the stock markets where the Company is listed.

During the abovementioned lock-up period, if Nan Lung creates a charge or any other security interests over all or part of the new H Shares Nan Lung would obtain pursuant to the proposed H Share Issuance, and where creation of such charge or security interests would necessitate a transfer of the above mentioned new H Shares, Nan Lung warrants that the transferee would be subject to the same lock-up period described above.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

H Share Subscription Price

The H Share Subscription Price shall be the higher of (i) the average trading price of the H Shares as quoted on the Stock Exchange in the 20 Hong Kong trading days immediately prior to the date of the Board meeting approving the H Share Issuance (i.e. 29 October 2021, the “Board Meeting Date”); and (ii) the latest audited net asset value per Share attributable to equity shareholders of the Company in HK$ calculated based on the central parity rate announced by the People’s Bank of China on the Board Meeting Date for the new H Shares (i.e. HK$1=RMB0.82164) as at the issuance of the new H Shares (rounded up to the nearest two decimal places).

The average trading price of the H Shares in the 20 Hong Kong trading days preceding the Board Meeting Date equals to the total trading amount of H Shares traded in the 20 Hong Kong trading days preceding the Board Meeting Date divided by the total volume of H Shares traded in the 20 Hong Kong trading days preceding the Board Meeting Date. Where there are any ex-right or ex-dividend events, including distribution of dividend, bonus issue, rights issue and transfer to share capital from capital reserve, during the period from the balance sheet date of the Company’s latest audited financial report to the date of issuance of such new H Shares, the abovementioned audited net asset value per Share attributable to equity shareholders of the Company will be adjusted accordingly.

The average trading price of the H Shares in the 20 Hong Kong trading days preceding the Board Meeting Date for the new H Shares is HK$4.68 per Share. As at 31 December 2020, the audited net asset value per Share attributable to equity shareholders of the Company (ex-dividend) was HK$5.53.

Based on the abovementioned pricing principles and the information available to the Company as at the Latest Practicable Date, the illustrative H Share Subscription Price is HK$5.53 per H Share.

However, the final H Share Subscription Price shall be determined with reference to the latest audited net asset value per Share attributable to equity shareholders of the Company as at the issuance of the new H Shares. If the H Share Issuance takes place after the publication of the annual results of the Company for the year ended 31 December 2021, the H Share Subscription Price shall be the higher of HK$4.68 per H Share and the audited net asset value per Share attributable to equity shareholders of the Company as at 31 December 2021 in HK$ calculated based on the central parity rate announced by the People’s Bank of China on the Board Meeting Date (HK$1=RMB0.82164) (rounded up to the nearest two decimal places).

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Where there are ex-right or ex-dividend events, including distribution of dividend, bonus issue, rights issue and transfer to share capital from capital reserve, during the period from the Board Meeting Date to the date of issuance of the new H Shares, the H Share Subscription Price shall be adjusted in view of the ex-right or ex-dividend events. The adjustment methods are set out as follows:

1.	When distributing cash dividends only, the adjustment formula will be: P1 = P0 – D

2.	When issuing bonus shares or capitalising capital reserve, the adjustment formula will be: P1 = P0/(1 + N)

3.	When conducting rights issue, the adjustment formula will be: P1 = (P0 + A × K)/ (1 + K)

4.

When distributing cash dividends, issuing bonus shares or capitalising capital reserve and conducting rights issue were performed simultaneously, the adjustment formula will be: P1 = (P0 – D + A × K)/(1 + K + N), whereas P1 represents the adjusted issue price, P0 represents the issue price before adjustment, D represents cash dividends per Share, N represents the number of bonus shares per Share or number of Shares resulting from capitalisation of capital reserve to be issued for each Share, A represents the subscription price of the rights shares, and K represents the number of rights shares to be issued for each Share.

As at the Latest Practicable Date, the Company has no intention to conduct any ex-right or ex-dividend event prior to the H Share Issuance.

In addition, pursuant to Rule 13.36(5) of the Listing Rules, the H Share Subscription Price shall not represent a discount of 20% or more to the higher of (i) the closing price of the H Shares on the date of the H Shares Subscription Agreement (i.e. 29 October 2021); and (ii) the average closing price of the H Shares in the five trading days immediately prior to the date of the H Shares Subscription Agreement. Accordingly, the H Share Subscription Price in any event shall be higher than HK$3.792, which represents a discount of 20% of the higher of (i) the closing price of HK$4.740 per H Share quoted on the Stock Exchange on the date of the H Shares Subscription Agreement; and (ii) the average closing price of HK$4.716 per H Share as quoted on the Stock Exchange for the five trading days immediately prior to the date of the H Shares Subscription Agreement.

Despite any subsequent corporate events which may lead to an adjustment in the H Share Subscription Price, the Company will take all actions in its power to monitor and control these corporate events so as to ensure that (i) the final H Share Subscription Price is higher than HK$3.792; and (ii) the number of new H Shares to be issued will not exceed 855,028,969 H Shares, being the maximum number of H Shares to be issued under the General Mandate. If any corporate event may cause the H Share Issuance to fail to meet the abovementioned requirements, the Company will re-comply with the Listing Rules where necessary.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

5.2.	Analysis of the principal terms of the H Shares Subscription Agreement

In order to assess the fairness and reasonableness of the principal terms of the H Shares Subscription Agreement, we have performed the following analysis:

(i)	Review of historical H Shares closing prices

The following share price chart illustrates the daily closing price of the H Shares as quoted on the Stock Exchange during the Review Period against the illustrative H Share Subscription Price of HK$5.53 per H Share:

Source: Website of the Stock Exchange

During the Review Period, the closing price of the H Shares fluctuated between HK$3.94 per H Share and HK$6.20 per H Share, with an average closing price of approximately HK$4.83 per H Share. The lowest closing price of approximately HK$3.94 per H Share was recorded on 4 August 2021 and the highest closing price of approximately HK$6.20 per H Share was recorded on 16 March 2021. It is noted that the illustrative H Share Subscription Price is within the range of the lowest and highest closing prices of the H Shares, and represents a premium of approximately 40.4% over the lowest closing price of the H Shares, a discount of approximately 10.8% to the highest closing price of the H Shares and a premium of approximately 14.5% over the average closing price of the H Shares during the Review Period. Furthermore, the illustrative H Share Subscription Price represents:

(a)	a premium of approximately 16.7% over the closing price of HK$4.740 per H Share as quoted on the Stock Exchange on the Board Meeting Date;

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(b)	a premium of approximately 17.3% over the average closing price of HK$4.716 per H Share as quoted on the Stock Exchange for the five trading days immediately prior to the Board Meeting Date;

(c)	a premium of approximately 15.8% over the average closing price of HK$4.774 per H Share as quoted on the Stock Exchange for the ten trading days immediately prior to the Board Meeting Date;

(d)	a premium of approximately 24.0% over the closing price of HK$4.460 per H Share as quoted on the Stock Exchange on the Latest Practicable Date; and

(e)

no premium over or discount to the audited net asset value per Share attributable to equity shareholders of the Company of approximately HK$5.53 as at 31 December 2020 in accordance with International Financial Reporting Standards.

(ii) Comparable issuances

To further assess the fairness and reasonableness of the principal terms of the H Shares Subscription Agreement, we have searched on the website of the Stock Exchange for transactions regarding subscription of H shares by connected person(s) as announced by companies whose H shares are listed on the Stock Exchange during the Review Period. However, on a best-effort basis, we could not identify any comparable issuances based on the aforesaid criteria. Alternatively, we have performed our analysis on the share prices of comparable companies as below.

(iii) Comparable companies

We attempted to perform a trading multiples analysis of price-to-earnings (“P/E”) ratio and price-to-book (“P/B”) ratio of comparable companies. Given the Group is principally engaged in provision of civil aviation service in the PRC, we have conducted a search for comparable companies which are (i) listed on the Stock Exchange; and (ii) principally engaged in provision of air transportation service in the PRC and the Asia Pacific region. To the best of our knowledge and as far as we are aware of, we have identified three comparable companies (the “Comparable Companies”) and details of our analysis are summarised in the table below:

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Company name (stock code)	Closing share price as at the Board Meeting Date	Earnings per share	Net asset value per share	P/E ratio	P/B ratio
	(HK$)	(HK$)	(HK$)	(times)	(times)
			(Note 1)		(Note 2)
Air China Limited (753.HK)	5.49	N/A	6.00	N/A	0.92
China Eastern Airlines Corporation Limited (670.HK)	3.06	N/A	3.73	N/A	0.82
Cathay Pacific Airways Limited (293.HK)	7.17	N/A	10.86	N/A	0.66
			Maximum	N/A	0.92
			Minimum	N/A	0.66
			Median	N/A	0.82
			Average	N/A	0.80
The Company (1055.HK)	5.53	N/A	5.42	N/A	1.02
	(Note 3)				(Note 4)

Source: Website of the Stock Exchange

Notes:

1.

The net asset value per share of the Comparable Companies and the Company are calculated based on their respective net asset value per share attributable to equity shareholders of the company as extracted from their latest published interim report divided by their respective total number of issued shares as at the end of the month prior to the Board Meeting Date.

2.

The historical P/B ratio of the Comparable Companies are calculated based on their respective closing share price as at the Board Meeting Date divided by their respective net asset value per share attributable to equity shareholders of the company.

3.	The illustrative H Share Subscription Price.

4.

The implied P/B ratio of the illustrative H Share Subscription Price is calculated based on the illustrative H Share Subscription Price divided by the Group’s net asset value per Share attributable to equity shareholders of the Company.

5.	For the purpose of this table, the translation of RMB into HK$ is based on an exchange rate of RMB1.00 = HK$1.22 for the purpose of illustration only.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Due to the net loss position of the Group and the Comparable Companies for FY2020, no P/E ratio analysis can be performed in this regard. However, as the air transportation industry is asset-intensive in nature, we consider that it is also appropriate to compare the P/B ratio of the Comparable Companies with the implied P/B ratio of the illustrative H Share Subscription Price.

As set out in the table above, the historical P/B ratio of the Comparable Companies ranged from approximately 0.66 times to approximately 0.92 times, with a median of approximately 0.82 times and an average of approximately 0.80 times. We noted that the implied P/B ratio of the illustrative H Share Subscription Price of approximately 1.02 times is higher than the upper end of such range, which we consider to be favourable to the Independent Shareholders.

Taking into account of the above and that the H Share Subscription Price will not be lower than the latest audited net asset value per Share attributable to equity shareholders of the Company as at the issuance of the new H Shares, we consider the H Share Subscription Price to be fair and reasonable so far as the Independent Shareholders are concerned.

Based on the above, we are of the opinion that the terms of the H Shares Subscription Agreement are on normal commercial terms and fair and reasonable so far as the Independent Shareholders are concerned.

6.	Comparison between the A Share Issuance and H Share Issuance

As at the Board Meeting Date, the closing price of the A Shares was RMB6.56 (equivalent to approximately HK$7.98) per A Share, representing a premium of approximately 68.4% over the closing price of the H Shares of HK$4.74 per H Share. We also noted that the A Share Subscription Price represents a premium of approximately 23.3% over the illustrative H Share Subscription Price, which is mainly attributable to the difference in valuation between the A shares market and the H shares market.

Moreover, as at the Latest Practicable Date, the Company has 12,673,276,199 A Shares and 4,275,144,849 H Shares in issue, with the number of A Shares being roughly three times of the number of H Shares. Based on the A Share Subscription Price of RMB5.60 per A Share and the illustrative H Share Subscription Price of HK$5.53 per H Share, the number of new A Shares to be issued is also roughly three times of the number of new H Shares to be issued. As stated in the Letter from the Board, the Company will be able to maintain the ratio of the number of A Shares against the number of H Shares at roughly 3:1 by conducting the H Share Issuance in addition to the A Share Issuance. As further stated in the Letter from the Board, the Company has no special consideration for foreign exchange control under relevant laws and regulations when contemplating the H Share Issuance. Notwithstanding the abovementioned premium of the A Share Subscription Price over the illustrative H Share Subscription Price, the A Share Issuance and H Share Issuance can help the Group to raise funds from onshore and offshore, respectively, which demonstrates the Group’s confidence in both A shares market and H shares market and in turn helps to minimise the impact on the Share price in both markets brought by the Proposed Share Issuance.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

On the above basis, we are of the view that it is beneficial for the Group to raise funds by the A Share Issuance and H Share Issuance together to satisfy the need of additional working capital and achieve its long-term business growth.

7.	Possible financial effects of the Proposed Share Issuance

7.1.	Working capital

As at 30 June 2021, the Group was in net current liabilities position of approximately RMB63,126 million. As the gross proceeds to be raised from the Proposed Share Issuance will be utilised to supplement the working capital of the Group, it is expected that the cash position and working capital of the Group will be improved upon completion of the Proposed Share Issuance.

7.2.	Net asset value

As at 30 June 2021, the consolidated net asset value of the Group attributable to equity shareholders of the Company was approximately RMB75,287 million. Upon completion of the Proposed Share Issuance, there will be a positive impact on the net asset value of the Group as a result of the increase in total assets of the Group by the gross proceeds to be raised from the Proposed Share Issuance.

7.3.	Gearing ratio

As at 30 June 2021, the gearing ratio of the Group, being the total borrowings and lease liabilities of the Group divided by the total equity attributable to the Shareholders, was approximately 257.7%. Upon completion of the Proposed Share Issuance, the equity base of the Company will be increased by the gross proceeds to be raised therefrom. Accordingly, assuming the total borrowings and lease liabilities of the Group would remain the same, the gearing level of the Group will be reduced.

Shareholders are reminded that the above analysis is for illustrative purposes only and does not purport to represent how the financial position of the Group would be upon completion of the Proposed Share Issuance.

8.	Potential dilution effect on the shareholding of the existing public Shareholders

As at the Latest Practicable Date, the total issued share capital of the Company was 16,948,421,048 Shares, which comprised 12,673,276,199 A Shares and 4,275,144,849 H Shares. As at the Latest Practicable Date, the A Share Convertible Bonds with a nominal value of RMB5,896,699,000 were outstanding. Assuming the outstanding A Share Convertible Bonds are fully converted based on the conversion price of RMB6.24 per Share, the Company may issue approximately 944,983,814 A Shares.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The following table sets out the shareholding structure of the Company as at the Latest Practicable Date and immediately after completion of the Proposed Share Issuance (assuming a maximum of 803,571,428 new A Shares and 855,028,969 new H Shares are fully subscribed and issued):

Name of Shareholders			Immediately after completion of the Proposed Share Issuance
	As at the Latest Practicable Date		(a) assuming none of the outstanding A Share Convertible Bonds is converted		(b) assuming the outstanding A Share Convertible Bonds are fully converted
	Number of Shares	% of total issued Shares	Number of Shares	% of total issued Shares	Number of Shares	% of total issued Shares
CSAH (A Shares)	8,600,897,508	50.75%	9,404,468,936	50.54%	9,404,468,936	48.10%
Nan Lung (H Shares)	2,279,983,577	13.45%	3,135,012,546	16.85%	3,135,012,546	16.03%
Public A Shareholders	4,072,378,691	24.03%	4,072,378,691	21.89%	5,017,362,505	25.66%
Public H Shareholders	1,995,161,272	11.77%	1,995,161,272	10.72%	1,995,161,272	10.20%

Total	16,948,421,048	100.00%	18,607,021,445	100.00%	19,552,005,259	100.00%

As illustrated in the table above, (i) assuming none of the outstanding A Share Convertible Bonds is converted, the shareholding of the public A Shareholders will be decreased from approximately 24.03% to approximately 21.89% and the shareholding of the public H Shareholders will be decreased from approximately 11.77% to approximately 10.72%, with an overall dilution effect of approximately 3.19% immediately after completion of the Proposed Share Issuance; and (ii) assuming the outstanding A Share Convertible Bonds are fully converted, the shareholding of the public A Shareholders will be increased from approximately 24.03% to approximately 25.66% and the shareholding of the public H Shareholders will be decreased from approximately 11.77% to approximately 10.20%, with a slight increase in public float of approximately 0.06% immediately after completion of the Proposed Share Issuance.

Nevertheless, taking into account (i) the reasons for and benefits of the Proposed Share Issuance as discussed in the section headed “2. Reasons for and benefits of the Proposed Share Issuance” above; (ii) the appropriateness of raising capital by way of the Proposed Share Issuance as discussed in the section headed “3. Other financing alternatives available to the Group” above; (iii) the fairness and reasonableness of the terms of the Share Subscription Agreements as discussed in the sections headed “4. A Share Issuance” and “5. H Share Issuance” above; and (iv) the positive financial effects of the Proposed Share Issuance as discussed in the section headed “7. Possible financial effects of the Proposed Share Issuance” above, we are of the view that the aforementioned dilution effect on the shareholding of existing public Shareholders as a result of the Proposed Share Issuance is acceptable.

RECOMMENDATION

Having considered the above principal factors and reasons, we are of the opinion that (i) the terms of the Share Subscription Agreements are on normal commercial terms and fair and reasonable so far as the Independent Shareholders are concerned; and (ii) although the Proposed Share Issuance is not in the ordinary and usual course of business of the Group, it is in the interests of the Company and the Shareholders as a whole. Accordingly, we advise the Independent Board Committee to recommend, and we ourselves recommend, the Independent Shareholders to vote in favour of the relevant resolutions to be proposed at the EGM to approve the Proposed Share Issuance.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Yours faithfully, For and on behalf of
Lego Corporate Finance Limited Kristie Ho
Managing Director

Ms. Kristie Ho is a licensed person registered with the Securities and Futures Commission and a responsible officer of Lego Corporate Finance Limited to carry out Type 6 (advising on corporate finance) regulated activity under the SFO. She has over 16 years of experience in the securities and investment banking industries.

APPENDIX I	REPORT ON USE OF PROCEEDS FROM
PREVIOUS FUND RAISING ACTIVITIES

REPORT ON USE OF PROCEEDS FROM PREVIOUS FUND RAISING

ACTIVITIES AS OF 30 SEPTEMBER 2021

According to the “Rules Concerning the Report on the Use of Proceeds from Previous Fund Raising Activities” (Zheng Jian Fa Xing Zi [2007] No. 500) issued by the China Securities Regulatory Commission, the use of the proceeds from previous fund raising activities as of 30 September 2021 of China Southern Airlines Company Limited (hereinafter referred to as “China Southern Airlines” or the “Company”) is reported as follows:

I.	BASIC INFORMATION OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

(I)	Actual Proceeds Raised in Cash and the Time of Receipt

1.	Proceeds from Non-public Issuance of A Shares and Non-public Issuance of H Shares in 2020

(1)	Proceeds from Non-public Issuance of A Shares in 2020

As approved by the Approval on the Non-public Issuance of Shares of China Southern Airlines Company Limited (Zheng Jian Xu Ke [2020] No. 918) issued by the China Securities Regulatory Commission (hereinafter referred to as “CSRC”), China Southern Airlines issued 2,453,434,457 A Shares by way of non-public issuance to China Southern Air Holding Company Limited at an issue price of RMB5.21 per share on 11 June 2020. The gross proceeds from the issuance was RMB12,782,393,520.97, and after deduction of sponsorship and underwriting expenses of RMB2,000,000.00 (VAT inclusive), the actual net subscription amount in cash received was RMB12,780,393,520.97. After deduction of other issuance expenses (VAT inclusive) paid by the Company of RMB4,308,207.55 in total, the actual net proceeds was RMB12,776,085,313.42.

The proceeds was received on 11 June 2020. KPMG Huazhen (SGP) inspected the availability of the proceeds and issued a capital verification report (KPMG Huazhen Yan Zi No. 2000486) on 12 June 2020.

(2)	Proceeds from Non-public Issuance of H Shares in 2020

As approved by the Approval on Issuance of Overseas Listed Foreign Shares by China Southern Airlines Company Limited (Zheng Jian Xu Ke [2020] No. 547) issued by the CSRC, China Southern Airlines issued 608,695,652 H Shares by way of non- public issuance to Nan Lung Holding Limited at an issue price of HK$5.75 per share on 15 April 2020. The gross proceeds of HK$3,499,999,999.00 was received on 15 April 2020, and converted into RMB3,178,664,999.09 based on the middle exchange rate for Hong Kong dollar to Renminbi on 15 April 2020 (HK$1 = RMB0.90819). In addition, after deduction of issuance expenses, being equivalent to RMB3,570,544.56, the net proceeds was RMB3,175,094,454.53.

APPENDIX I	REPORT ON USE OF PROCEEDS FROM
PREVIOUS FUND RAISING ACTIVITIES

The proceeds was received on 15 April 2020. KPMG Huazhen (SGP) inspected the availability of the proceeds and issued a capital verification report (KPMG Huazhen Yan Zi No. 2000406) on 28 April 2020.

2.	Proceeds from Public Issuance of A Share Convertible Bonds in 2020

As approved by the Approval on Public Issuance of Convertible Bonds by China Southern Airlines Company Limited (Zheng Jian Xu Ke [2020] No. 2264) issued by the CSRC, China Southern Airlines publicly issued a total of 160,000,000 A Share convertible corporate bonds (hereinafter referred to as the “Convertible Bonds”) with a nominal value of RMB100.00 each. The gross proceeds from the issuance were RMB16,000,000,000.00, and after deduction of sponsorship and underwriting expenses of RMB17,691,726.00 (VAT inclusive), the actual net subscription amount in cash received was RMB15,982,308,274.00. After deduction of other issuance expenses (VAT inclusive) paid by the Company of RMB2,704,354.28 in total, the actual net proceeds was RMB15,979,603,919.72.

The proceeds was received on 21 October 2020. KPMG Huazhen (SGP) inspected the availability of the proceeds and issued a capital verification report (KPMG Huazhen Yan Zi No. 2000749) on 21 October 2020.

(II)	Deposit of Proceeds Raised

1.	Information of Deposit of Proceeds from Non-public Issuance of A Shares in 2020

China Southern Airlines opens special accounts for proceeds raised in accordance with the Shanghai Stock Exchange Share Listing Rules 《( 上海證券交易所股票上市規則》), No. 2 Regulatory Guidance on Listed Companies – Regulatory Requirements for Management and Use of Raised Funds 《( 上市公司監管指引第2號—上市公司募集資金管理和使用的監管要 求》), Administrative Measures of the Shanghai Stock Exchange for the Proceeds of Listed Companies (2013 Revision) 《( 上海證券交易所上市公司募集資金管理辦法 (2013年修訂)》) and Use and Management System of Raised Funds of China Southern Airlines Company Limited 《( 中國南方航空股份有限公司募集資金使用與管理制度》) (hereinafter referred to as the “Raised Funds Management System”) of the Company, and sets out provisions on the deposit and utilization of proceeds raised, project implementation management, investment project changes and supervision of utilization.

APPENDIX I	REPORT ON USE OF PROCEEDS FROM
PREVIOUS FUND RAISING ACTIVITIES

Upon receipt of the proceeds, China Southern Airlines set up special accounts for the proceeds at Foshan Branch of China Everbright Bank Company Limited, a subordinate branch of Guangzhou Branch, based on the actual needs of projects financed by the proceeds. The proceeds would be earmarked for intended purposes. China Southern Airlines and the sponsor China International Capital Corporation Limited (hereinafter referred to as “CICC”) signed a Tripartite Supervision Agreement on Proceeds Raised with China Everbright Bank Company Limited Guangzhou Branch on 12 June 2020. On 13 October 2020, the 8th session of the board of directors of China Southern Airlines reviewed and approved the addition of Southern Airlines Nansha Finance Leasing (Guangzhou) Co., Ltd. (hereinafter referred to as “Nansha Leasing Company”), a wholly-owned subsidiary of China Southern Airlines, as an implementation entity of the project “Procurement of 31 Aircraft” to be financed by the proceeds from the Non-public Issuance of A Shares in 2020, which means China Southern Airlines and Nansha Leasing Company would act as the joint implementation entities of the above projects. On 22 October 2020, China Southern Airlines, Nansha Leasing Company, the sponsor CICC and China Everbright Bank Company Limited Guangzhou Branch signed a Four-Party Supervision Agreement on Special Account Keeping for Proceeds Raised. Nansha Leasing Company opened a special account at Guangzhou Tianhe Sub-branch, a subordinate branch of China Everbright Bank Company Limited Guangzhou Branch, for the proceeds from the Non-public Issuance of A Shares in 2020. All proceeds raised from the Non-public Issuance of A Shares in 2020 and allocated based on the payment schedule regarding Nansha Leasing Company’s aircraft introduction was temporarily deposited in the special account for the proceeds.

As of 30 September 2021, the balance of the special account for proceeds raised is as follows:

Unit: RMB

Account name	Deposit bank	Bank account number	Way of deposit	Balance
China Southern Airlines Company Limited	China Everbright Bank Company Limited Foshan Branch	38720188000280452	Demand	709,708.00
Southern Airlines Nansha Finance Leasing (Guangzhou) Co., Ltd.	China Everbright Bank Company Limited Guangzhou Tianhe Sub- branch	38650188000188830	Demand	419,545.84

Total	–	–	–	1,129,253.84

In order to improve the efficiency of utilizing the proceeds, China Southern Airlines utilized idle proceeds to subscribe for large-value certificate of deposit for corporate purposes and 7-day notice deposit certificate. The details of the above-mentioned investment products for cash management are as follows:

APPENDIX I	REPORT ON USE OF PROCEEDS FROM
PREVIOUS FUND RAISING ACTIVITIES

(1)	7-day notice deposit certificate

Unit: RMB

Signing bank	Type	Date when interests started accruing	Annual interest rate	Amount
China Everbright Bank Company Limited Foshan Branch	7-day notice deposit certificate	2021/9/23	2.025%	14,000,000.00
China Everbright Bank Company Limited Guangzhou Tianhe Sub- branch	7-day notice deposit certificate	2021/9/7	2.025%	8,500,000.00

Total				22,500,000.00

(2)	Large-value certificate of deposit

Unit: RMB

Issuer	Product name	Product type	Amount	Time limit	Annual interest rate
China Everbright Bank Company Limited	Large-value certificate of deposit	Deposit	190,000,000.00	2020.06.23-2023.06.23 (can be transferred at any time)	3.9%
China Everbright Bank Company Limited	Large-value certificate of deposit	Deposit	809,000,000.00	2020.06.23-2023.06.23 (can be transferred at any time)	3.9%
China Everbright Bank Company Limited	Large-value certificate of deposit	Deposit	1,000,000,000.00	2020.06.23-2023.06.23 (can be transferred at any time)	3.9%
China Everbright Bank Company Limited	Large-value certificate of deposit	Deposit	1,000,000,000.00	2020.06.23-2023.06.23 (can be transferred at any time)	3.9%
China Everbright Bank Company Limited	Large-value certificate of deposit	Deposit	500,000,000.00	2020.06.23-2023.06.23 (can be transferred at any time)	3.9%

Total			3,499,000,000.00

2.	Information of Deposit of Proceeds from Public Issuance of A Share Convertible Bonds in 2020

China Southern Airlines opens special accounts for proceeds raised in accordance with the Shanghai Stock Exchange Share Listing Rules 《( 上海證券交易所股票上市規則》), No. 2 Regulatory Guidance on Listed Companies – Regulatory Requirements for Management and Use of Raised Funds 《( 上市公司監管指引第2號—上市公司募集資金管理和使用的監管要求》), Administrative Measures of the Shanghai Stock Exchange for the Proceeds of Listed Companies (2013 Revision) 《( 上海證券交易所上市公司募集資金管理辦法 (2013年修訂)》) and Raised Funds Management System of the Company, and sets out provisions on the deposit and utilization of proceeds raised, project implementation management, investment project changes and supervision of utilization.

APPENDIX I	REPORT ON USE OF PROCEEDS FROM
PREVIOUS FUND RAISING ACTIVITIES

Upon receipt of the proceeds, China Southern Airlines set up special accounts for the proceeds at Foshan Branch of China Everbright Bank Company Limited, a subordinate branch of Guangzhou Branch based on the actual needs of projects to be financed by the proceeds. The proceeds would be earmarked for intended purposes. China Southern Airlines and the sponsor CICC signed the Tripartite Supervision Agreement on Special Account Keeping for Proceeds Raised with China Everbright Bank Company Limited Guangzhou Branch on 21 October 2020. On 13 November 2020, the 8th session of the board of directors of China Southern Airlines reviewed and approved the addition of Nansha Leasing Company, a wholly-owned subsidiary of China Southern Airlines, as an implementation entity of the project of procurement of 11 aircraft in “Purchasing Aircraft and Aviation Equipment and Maintenance” project to be financed by the proceeds from the public issuance of A Share Convertible Bonds in 2020, which means China Southern Airlines and Nansha Leasing Company would act as the joint implementation entities of the above project. On 27 November 2020, China Southern Airlines, Nansha Leasing Company, the sponsor CICC and China Everbright Bank Company Limited Guangzhou Branch signed a Four-Party Supervision Agreement on Special Account Keeping for Proceeds Raised. Nansha Leasing Company opened a special account at Guangzhou Tianhe Sub-branch, a subordinate branch of China Everbright Bank Company Limited Guangzhou Branch, for the proceeds from the public issuance of A Share Convertible Bonds in 2020. All the proceeds raised from the public issuance of A Share Convertible Bonds in 2020 and allocated according to the payment schedule regarding Nansha Leasing Company’s aircraft introduction are temporarily deposited in the special account for the proceeds.

As of 30 September 2021, the balance of the special account for proceeds raised is as follows:

Unit: RMB

Account name	Deposit bank	Bank account number	Way of deposit	Balance
China Southern Airlines Company Limited	China Everbright Bank Company Limited Foshan Branch	38720188000312602	Demand	20,526,639.50
Southern Airlines Nansha Finance Leasing (Guangzhou) Co., Ltd.	China Everbright Bank Company Limited Guangzhou Tianhe Sub-branch	38650188000197684	Demand	258,524.56

Total	–	–	–	20,785,164.06

APPENDIX I	REPORT ON USE OF PROCEEDS FROM
PREVIOUS FUND RAISING ACTIVITIES

In order to improve the efficiency of utilizing proceeds raised, the Company utilized idle proceeds to subscribe for large-value certificate of deposit for corporate purposes and 7-day notice deposit certificate. The details of the above-mentioned investment products for cash management are as follows:

(1)	7-day notice deposit certificate

Unit: RMB

Signing bank	Type	Date when interests started accruing	Annual interest rate	Amount
China Everbright Bank Company Limited Guangzhou Tianhe Sub-branch	7-day notice deposit certificate	2021/7/26	2.025%	4,000,000.00
Total				4,000,000.00

(2)	Large-value certificate of deposit

Unit: RMB

Issuer	Product name	Product type	Amount	Time limit		Annual interest rate
China Everbright Bank Company Limited	Large-value certificate of deposit	Deposit	1,172,000,000.00	2020.10.26-2023.10.26 (can be transferred at any time	)	4%
China Everbright Bank Company Limited	Large-value certificate of deposit	Deposit	2,000,000,000.00	2020.10.26-2023.10.26 (can be transferred at any time	)	4%
China Everbright Bank Company Limited	Large-value certificate of deposit	Deposit	2,000,000,000.00	2020.10.26-2023.10.26 (can be transferred at any time	)	4%
China Everbright Bank Company Limited	Large-value certificate of deposit	Deposit	2,000,000,000.00	2020.10.26-2023.10.26 (can be transferred at any time	)	4%

Total			7,172,000,000.00

APPENDIX I	REPORT ON USE OF PROCEEDS FROM
PREVIOUS FUND RAISING ACTIVITIES

II.	ACTUAL USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

(I)	Use of Proceeds from Previous Fund Raising Activities

1.	Proceeds from Non-public Issuance of A Shares and Non-public Issuance of H Shares in 2020

(1)	Proceeds from Non-public Issuance of A Shares in 2020

As of 30 September 2021, China Southern Airlines utilized the above proceeds from the Non-public Issuance of A Shares in 2020 of RMB9,535,497,702.04 on an accumulated basis, and the balance of the unutilized proceeds was RMB3,240,587,611.38. As of 30 September 2021, the unredeemed amount of China Southern Airlines’ cash management of idle proceeds was RMB3,521,500,000.00, the balance of the special account for proceeds was RMB1,129,253.84, and the balance of proceeds totaled RMB3,522,629,253.84 (including interest income generated by depositing the proceeds at bank and the cash management income of idle proceeds totaling RMB282,041,642.46).

(2)	Proceeds from Non-public Issuance of H Shares in 2020

As of 30 September 2021, the proceeds from the Non-public Issuance of H Shares in 2020 was fully utilized.

2.	Proceeds from Public Issuance of A Share Convertible Bonds in 2020

As of 30 September 2021, China Southern Airlines utilized the proceeds from the public issuance of A Share Convertible Bonds in 2020 of RMB9,125,741,936.80 on an accumulated basis, and the unutilized proceeds from the public issuance of A Share Convertible Bonds in 2020 was RMB6,853,861,982.92. As at 30 September 2021, the unredeemed amount of China Southern Airlines’ cash management of idle proceeds was RMB7,176,000,000.00, the balance of the special account for proceeds was RMB20,785,164.06, and the balance of the proceeds totaled RMB7,196,785,164.06 (including interest income generated by depositing the proceeds at bank and the cash management income of idle proceeds totaling RMB342,923,181.14).

As of 30 September 2021, for the details of actual use of proceeds from the previous fund raising activities of China Southern Airlines, please refer to the “Comparison Table of Use of Proceeds Raised – Proceeds from the Non-public Issuance of A Shares in 2020” (Schedule 1-1), “Comparison Table of Use of Proceeds Raised – Proceeds from the Non-public Issuance of H Shares in 2020” (Schedule 1-2), and “Comparison Table of Use of Proceeds Raised – Proceeds from the Public Issuance of A Share Convertible Bonds in 2020” (Schedule 1-3) attached to this report.

APPENDIX I	REPORT ON USE OF PROCEEDS FROM
PREVIOUS FUND RAISING ACTIVITIES

(II)	Changes in Projects Actually Financed by Proceeds from Previous Fund Raising Activities

As of 30 September 2021, the projects to be financed by the proceeds from previous fund raising activities of China Southern Airlines have not changed.

(III)	External Transfer or Replacement of Projects Financed by Proceeds from Previous Fund Raising Activities

1.	Proceeds from Non-public Issuance of A Shares in 2020

The 8th session of the board of directors of China Southern Airlines unanimously passed the Resolution on the Use of Proceeds Raised to Replace the Initial Investment, and agreed to utilize the proceeds of RMB5,273,926,157.75 to replace the self-raised funds initially invested in the projects to be financed by the proceeds during the period from 1 November 2019 to 11 June 2020. KPMG Huazhen (SGP) issued the Verification Report on the Reporting of the Investment Projects with the Utilisation of Self-raised Funds Applied on China Southern Airlines Company Limited (KPMG Huazhen Zhuan Zi No. 2000813). CICC, the sponsor, issued a verification opinion on the Company’s utilization of the proceeds to replace self-raised funds initially invested in the projects to be financed by the proceeds.

2.	Proceeds from Public Issuance of A Share Convertible Bonds in 2020

The 8th session of the board of directors of China Southern Airlines unanimously passed the Resolution on the Use of Proceeds Raised to Replace the Initial Investment, and agreed to utilize the proceeds of RMB445,608,783.59 to replace the self-raised funds that was initially invested in the projects financed by the proceeds during the period from 15 May 2020 to 30 September 2020. KPMG Huazhen (SGP) issued the Verification Report on the Reporting of the Investment Projects with the Utilisation of Self-raised Funds Applied on China Southern Airlines Company Limited (KPMG Huazhen Zhuan Zi No. 2001017). CICC, the sponsor, issued a verification opinion on the Company’s utilization of the proceeds to replace self-raised funds initially invested in the projects to be financed by the proceeds.

China Southern Airlines has not externally transferred any project financed by the proceeds.

(IV)	Description of Use of Idle Proceeds from Previous Fund Raising Activities

1.	Proceeds from Non-public Issuance of A Shares in 2020

APPENDIX I	REPORT ON USE OF PROCEEDS FROM
PREVIOUS FUND RAISING ACTIVITIES

On 23 June 2020, the 8th session of the board of directors of China Southern Airlines passed the Resolution on Cash Management of Idle Proceeds Raised, and within 12 months from the date of approval by the board of directors, agreed to the Company’s cash management of part of the idle proceeds from the Non-public Issuance of A Shares of no more than RMB7.5 billion (inclusive). The investment products were 7-day notice deposit certificate and large-value certificate of deposit. According to the use plan of the proceeds raised, 7-day notice deposit certificate and large-value certificate of deposit products with different maturities were matched, and within the above-mentioned limit, the proceeds could be utilized on a rolling basis. On 4 June 2021, the 9th session of the board of directors of the Company passed the Resolution on Extending the Use of Idle Proceeds Raised for Cash Management, and agreed to the Company’s extension of the cash management of temporarily idle proceeds from Non-public Issuance of A Shares, with an extension period of 12 months from the date of expiration of the validity period as previously authorized by the board of directors. The idle proceeds for the extension of cash management, with a maximum of RMB4.8 billion (inclusive), shall be subject to a rolling management within such limit and are invested in 7- day notice deposit certificate, large-value certificate of deposit and other deposit products.

As of 30 September 2021, the principal of the unredeemed large-value certificate of deposit purchased by China Southern Airlines with idle proceeds was RMB3,499,000,000.00, and the principal of the 7-day notice deposit certificate purchased but unredeemed was RMB22,500,000.00.

2.	Proceeds from Public Issuance of A Share Convertible Bonds in 2020

The 8th session of the board of directors of China Southern Airlines passed the Resolution on Cash Management of Idle Proceeds Raised, and within 12 months from the date of approval by the board of directors, agreed to the Company’s cash management of part of the idle proceeds from the public issuance of A Share Convertible Bonds of no more than RMB10.8 billion (inclusive). The investment products were 7-day notice deposit certificate and large-value certificate of deposit. According to the use plan of the proceeds raised, 7-day notice deposit certificate and large-value certificate of deposit products with different maturities were matched, and within the above-mentioned limit, the proceeds could be utilized on a rolling basis. On 4 June 2021, the 9th session of the board of directors of the Company passed the Resolution on Extending the Use of Idle Proceeds Raised for Cash Management, and agreed to the Company’s extension of the cash management of temporarily idle proceeds from public issuance of A Share Convertible Bonds, with an extension period of 12 months from the date of expiration of the validity period as previously authorized by the board of directors. The idle proceeds for the extension of cash management, with a maximum of RMB9.4 billion (inclusive), shall be subject to a rolling management within such limit and are invested in 7-day notice deposit certificate, large-value certificate of deposit and other deposit products.

As of 30 September 2021, the principal of the unredeemed large-value certificate of deposit purchased by the Company with idle proceeds was RMB7,172,000,000.00, and the principal of the 7-day notice deposit purchased but unredeemed was RMB4,000,000.00.

APPENDIX I	REPORT ON USE OF PROCEEDS FROM
PREVIOUS FUND RAISING ACTIVITIES

III.	BENEFITS REALISED FROM PROJECTS FINANCED BY PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

For details of the benefits realised from the projects financed by the proceeds from previous fund raising activities of China Southern Airlines, please refer to the “Comparison Table of Actual Benefits Realised from Projects Financed by Proceeds from Previous Fund Raising Activities – Proceeds from Non-public Issuance of A Shares in 2020” (Schedule 2-1), “Comparison Table of Actual Benefits Realised from Projects Financed by Proceeds from Previous Fund Raising Activities – Proceeds from Non-public Issuance of H Shares in 2020” (Schedule 2-2), and “Comparison Table of Actual Benefits Realised from Projects Financed by Proceeds from Previous Fund Raising Activities – Proceeds from Public Issuance of A Share Convertible Bonds in 2020” (Schedule 2-3) attached to this report.

IV.	DESCRIPTION OF OPERATION OF ASSETS USED TO SUBSCRIBE FOR SHARES IN PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

No assets were used to subscribe for shares in the proceeds from previous fund raising activities of China Southern Airlines.

V.	COMPARISON BETWEEN USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES AND INFORMATION DISCLOSED IN THE COMPANY’S ANNUAL REPORT

The actual use of proceeds raised by China Southern Airlines from previous fund raising activities is consistent with the relevant content disclosed in the Company’s periodic reports and other information disclosure documents.

VI.	CONCLUSION

The board of directors of China Southern Airlines believes that all of the proceeds from previous fund raising activities has been fully received, and China Southern Airlines has utilized the proceeds as intended. China Southern Airlines has faithfully fulfilled its obligation to disclose the investment and progress of the proceeds from previous fund raising activities.

All directors of China Southern Airlines warrant that there are no misrepresentations, misleading statements or major omissions in this report, and severally and jointly accept legal responsibility for the truthfulness, accuracy and completeness of the information contained herein.

Schedules: 1. Comparison Table of Use of Proceeds Raised

2. Comparison Table of Actual Benefits Realised from Projects Financed by Proceeds from Previous Fund Raising Activities

China Southern Airlines Company Limited

29 October 2021

APPENDIX I	REPORT ON USE OF PROCEEDS FROM
PREVIOUS FUND RAISING ACTIVITIES

Schedule 1-1

China Southern Airlines Company Limited

Comparison Table of Use of Proceeds Raised –

Proceeds from Non-public Issuance of A Shares in 2020

As of 30 September 2021

Prepared by: China Southern Airlines Company Limited	Unit: RMB’0000

Total amount of proceeds: 1,277,608.53	Accumulated total amount of proceeds used: 953,549.77
Total amount of proceeds subject to a change of use: N/A	Total amount of proceeds used in each year: 953,549.77 Used in 2020: 696,614.58
Percentage of the total amount of proceeds subject to a change of use: N/A	Used from January to September 2021: 256,935.19

Investment projects			Total investment amount of the proceeds			Accumulated investment amount of the proceeds as at the cut-off date
No.	Committed investment project	Actual investment project	Committed investment amount prior to the issuance	Committed investment amount after the issuance	Actual investment amount	Committed investment amount prior to the issuance	Committed investment amount after the issuance (note 1)	Actual investment amount	The difference between actual investment amount and committed investment amount after the issuance (note 2)	Date on which the project reached the working condition for its intended use (or the completion progress of the project as at the cut-off date)
1	Procurement of 31 aircraft	Procurement of 31 aircraft	927,608.53	927,608.53	603,549.77	927,608.53	927,608.53	603,549.77	-324,058.76	65.07%
2	Repayment of the Company’s borrowings	Repayment of the Company’s borrowings	350,000.00	350,000.00	350,000.00	350,000.00	350,000.00	350,000.00	0.00	100%
	Total		1,277,608.53	1,277,608.53	953,549.77	1,277,608.53	1,277,608.53	953,549.77	-324,058.76	–

Note 1:

The gross proceeds raised from issuance of A Shares in 2020 was RMB12,782,393,520.97. After deducting the sponsorship and underwriting expenses of RMB2,000,000.00 (VAT inclusive), the net cash subscription amount actually received was RMB12,780,393,520.97. After deducting other issuance expenses of RMB4,308,207.55 (VAT inclusive) paid by the Company from the net cash subscription amounts, the actual net proceeds raised was RMB12,776,085,313.42. The committed investment amount was adjusted with regards to the actual proceeds of RMB12,776,085,313.42 in total.

Note 2:

As of 30 September 2021, the Company utilized the proceeds of RMB9,535,497,702.04 on an accumulated basis, and the balance of unutilized proceeds was RMB3,240,587,611.38, both excluding interest income and cash management income of idle proceeds. Interest income of proceeds deposited at bank and cash management income from idle proceeds totaled RMB282,041,642.46. As of 30 September 2021, the unredeemed amount of the Company’s idle proceeds subject to cash management totaled RMB3,521,500,000.00, and the balance of special accounts for the proceeds was RMB1,129,253.84.

APPENDIX I	REPORT ON USE OF PROCEEDS FROM
PREVIOUS FUND RAISING ACTIVITIES

Schedule 1-2

China Southern Airlines Company Limited

Comparison Table of Use of Proceeds Raised –

Proceeds from Non-public Issuance of H Shares in 2020

As of 30 September 2021

Prepared by: China Southern Airlines Company Limited	Unit: RMB’0000

Total amount of proceeds: 317,509.45	Accumulated total amount of proceeds used: 317,509.45
Total amount of proceeds subject to a change of use: N/A	Total amount of proceeds used in each year: 317,509.45

Percentage of the total amount of proceeds subject to a change of use: N/A	Used in 2020: 317,509.45

Investment projects			Total investment amount of the proceeds			Accumulated investment amount of the proceeds as at the cut-off date				Date on which the project reached the working condition for its intended use (or the completion progress of the project as at the cut-off date)
No.	Committed investment project	Actual investment project	Committed investment amount prior to the issuance	Committed investment amount after the issuance	Actual investment amount	Committed investment amount prior to the issuance	Committed investment amount after the issuance (note 3)	Actual investment amount	The difference between actual investment amount and committed investment amount after the issuance
1	Supplementing the general working capital of the Company	Supplementing the general working capital of the Company	317,509.45	317,509.45	317,509.45	317,509.45	317,509.45	317,509.45	0.00	100%
	Total		317,509.45	317,509.45	317,509.45	317,509.45	317,509.45	317,509.45	0.00	–

Note

 3: The gross proceeds raised from issuance of H Shares in 2020 was RMB3,178,664,999.09. After deducting issuance expenses of RMB3,570,544.56, the net proceeds raised was RMB3,175,094,454.53. The committed investment amount was adjusted with regards to the actual proceeds to being RMB3,175,094,454.53 in total.

APPENDIX I	REPORT ON USE OF PROCEEDS FROM
PREVIOUS FUND RAISING ACTIVITIES

Schedule 1-3

China Southern Airlines Company Limited Comparison Table of Use of Proceeds Raised –

Proceeds from Public Issuance of A Share Convertible Bonds in 2020

As of 30 September 2021

Prepared by: China Southern Airlines Company Limited	Unit: RMB’0000

Total amount of proceeds: 1,597,960.39	Accumulated total amount of proceeds used: 912,574.19
Total amount of proceeds subject to a change of use: N/A	Total amount of proceeds used in each year: 912,574.19
Percentage of the total amount of proceeds subject to a change of use: N/A	Used in 2020: 576,861.13 Used from January to September 2021: 335,713.06

Investment projects			Total investment amount of the proceeds			Accumulated investment amount of the proceeds as at the cut-off date
No.	Committed investment project	Actual investment project	Committed investment amount prior to the issuance	Committed investment amount after the issuance	Actual investment amount	Committed investment amount prior to the issuance	Committed investment amount after the issuance (note 4)	Actual investment amount	The difference between actual investment amount and committed investment amount after the issuance (note 5)	Date on which the project reached the working condition for its intended use (or the completion progress of the project as at the cut-off date)
1	Purchasing aircraft and aviation equipment and maintenance projects	Purchasing aircraft and aviation equipment and maintenance projects	1,057,960.39	1,057,960.39	402,881.05	1,057,960.39	1,057,960.39	402,881.05	-655,079.34	38.08%
2	Introduction of spare engines	Introduction of spare engines	60,000.00	60,000.00	29,693.14	60,000.00	60,000.00	29,693.14	-30,306.86	49.49%
3	Supplementing working capital	Supplementing working capital	480,000.00	480,000.00	480,000.00	480,000.00	480,000.00	480,000.00	0	100%
	Total		1,597,960.39	1,597,960.39	912,574.19	1,597,960.39	1,597,960.39	912,574.19	-685,386.20	–

Note 4:

The gross proceeds raised from issuance of A shares in 2020 was RMB16,000,000,000.00. After deduction of sponsorship and underwriting expenses of RMB17,691,726.00 (VAT inclusive), the net cash subscription amount actually received was RMB15,982,308,274.00. After deduction of other issuance expenses of RMB2,704,354.28 (tax inclusive) paid by the Company from the net cash subscription amounts, the actual net proceeds was RMB15,979,603,919.72. The committed investment amount was adjusted with regards to the actual proceeds to being RMB15,979,603,919.72 in total.

Note 5:

As of 30 September 2021, the Company utilized the proceeds of RMB9,125,741,936.80 on an accumulated basis, and the balance of unutilized proceeds was RMB6,853,861,982.92, both excluding interest income and cash management income of idle proceeds. Interest income of proceeds deposited at bank and cash management income from idle proceeds totaled RMB342,923,181.14. As of 30 September 2021, the unredeemed or amount of the Company’s idle proceeds subject to cash management totaled RMB7,176,000,000.00, and the balance of special accounts for the proceeds was RMB20,785,164.06.

APPENDIX I	REPORT ON USE OF PROCEEDS FROM
PREVIOUS FUND RAISING ACTIVITIES

Schedule 2-1

China Southern Airlines Company Limited

Comparison Table of Actual Benefits Realised from Projects Financed by Proceeds from Previous Fund Raising Activities – Proceeds from Non-public Issuance of A Shares in 2020

As of 30 September 2021

Prepared by: China Southern Airlines Company Limited	Unit: RMB

Actual investment project		Accumulated capacity utilization rate of the investment project as of the cut-off date	Promised benefits	Actual benefits in the last three years				Accumulated benefits realised as of the cut-off date	Estimated benefits achieved
No.	Project Name			2018	2019	2020	From 1 January to 30 September 2021
1	Procurement of 31 aircraft	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/ A
2	Repayment of the Company’s borrowings	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/ A
	Total								–

APPENDIX I	REPORT ON USE OF PROCEEDS FROM
PREVIOUS FUND RAISING ACTIVITIES

Schedule 2-2

China Southern Airlines Company Limited

Comparison Table of Actual Benefits Realised from Projects Financed by Proceeds from Previous Fund Raising Activities – Proceeds from Non-public Issuance of H Shares in 2020

As of 30 September 2021

Prepared by: China Southern Airlines Company Limited	Unit: RMB

Actual investment project		Accumulated capacity utilization rate of the investment project as of the cut-off date	Promised benefits	Actual benefits in the last three years				Accumulated benefits realised as of the cut-off date	Estimated benefits achieved
No.	Project Name			2018	2019	2020	From 1 January to 30 September 2021
1	Supplementing working capital	N/A	N/A	N/A	N/A	N/A	N/A	N/A	Note 1
	Total								–

Note 1:

The proceeds raised from Non-public Issuance of H Shares in 2020 were used to supplement the general working capital of the Company, of which the benefits could not be verified separately. Obtaining these proceeds reduced the asset-to-liability ratio of the Company, further enhanced the financial position and asset structure as well as the Company’s risk resistance capacity and competitiveness.

APPENDIX I	REPORT ON USE OF PROCEEDS FROM
PREVIOUS FUND RAISING ACTIVITIES

Schedule 2-3

China Southern Airlines Company Limited

Comparison Table of Actual Benefits Realised from Projects Financed by Proceeds from Previous Fund Raising Activities – Proceeds from Public Issuance of A Share Convertible Bonds in 2020

As of 30 September 2021

Prepared by: China Southern Airlines Company Limited	Unit: RMB

Actual investment project		Accumulated capacity utilization rate of the investment project as of the cut-off date	Promised benefits	Actual benefits in the last three years				Accumulated benefits realised as of the cut-off date	Estimated benefits achieved
No.	Project Name			2018	2019	2020	From 1 January to 30 September 2021
1	Purchasing aircraft and aviation equipment and maintenance projects	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
2	Introduction of spare engines	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
3	Supplementing working capital	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	Total								–

APPENDIX II	FEASIBILITY REPORT ON THE USE OF PROCEEDS
FROM THE NON-PUBLIC ISSUE OF A SHARES

FEASIBILITY REPORT ON THE USE OF PROCEEDS FROM THE

NON-PUBLIC ISSUE OF A SHARES

October 2021

Definitions

In this report, unless the context otherwise requires, the following abbreviations herein shall have the following meaning:

China Southern Airlines/the Company/ the Issuer	China Southern Airlines Company Limited

CSAH/the Controlling Shareholder/the Controlling Shareholder of the Company	China Southern Air Holding Limited Company

A Shares	the ordinary shares issued to domestic investors, listed and traded on a domestic securities exchange, with a par value of RMB1.00 each upon CSRC’s approval

Non-public Issuance of A Shares, Issuance of A Shares	the proposed issuance by China Southern Airlines Company Limited of 803,571,428 A Shares to CSAH by way of non-public issuance

Report	Feasibility Report on the Use of Proceeds from the non-public issue of A Shares of China Southern Airlines Company Limited

CSRC	China Securities Regulatory Commission

Any discrepancies in this report between totals and sums of figures listed are due to rounding.

APPENDIX II	FEASIBILITY REPORT ON THE USE OF PROCEEDS
FROM THE NON-PUBLIC ISSUE OF A SHARES

Content

I.	USE OF PROCEEDS	II-3

II.	NECESSITY AND FEASIBILITY ANALYSIS OF THE USE OF PROCEEDS	II-3

	(I) Details of the project	II-3

	(II) Necessity of the project	II-3

	(III) Feasibility of the project	II-4

III.	IMPACT OF NON-PUBLIC ISSUANCE OF A SHARES ON THE OPERATIONAL MANAGEMENT AND FINANCIAL POSITION OF THE COMPANY	II-5

	(I) Impact of the Non-public Issuance of A Shares on the operational management of the Company	II-5

	(II) Impact of the Non-public Issuance of A Shares on the financial position of the Company	II-5

IV.	CONCLUSION ON THE FEASIBILITY OF THE USE OF PROCEEDS	II-5

APPENDIX II	FEASIBILITY REPORT ON THE USE OF PROCEEDS
FROM THE NON-PUBLIC ISSUE OF A SHARES

I.	USE OF PROCEEDS

The aggregate amount of the proceeds of the Non-public Issuance of A Shares will be not more than RMB4,500 million (including RMB4,500 million), and (after deduction of relevant expenses for the issuance) will be used to replenish the liquidity.

II.	NECESSITY AND FEASIBILITY ANALYSIS OF THE USE OF PROCEEDS

(I)	Details of the project

Based on its liquidity requirement for operation and business development, the Company intends to use the proceeds from the Non-public Issuance of A Shares of not more than RMB4,500 million to replenish the liquidity. The use of proceeds to replenish the liquidity will further meet the Company’s daily capital turnover needs, enhance the financial strength, increase the risk resistance capacity, reduce financial expenses and operational risk.

(II)	Necessity of the project

1.	Relieve Operating Pressure and Ensure Business Development of the Company

With the expansion of the fleet size and route network scale of the Company, the liquidity requirements for production and operation of the Company have also increased. At the same time, due to the impact of COVID-19 outbreak, the market demand of the civil aviation industry has been greatly impacted. As the domestic situation of pandemic prevention and control improves and the macro economy further recovers, the recovery of China’s civil aviation gains momentum. However, in the context of normalized pandemic prevention and control, the overall liquidity and risk resistance capacity of the civil aviation industry still face certain challenges.

In this context, the move that the Company supplements working capital with the proceeds from the non-public issuance significantly enhances the capital strength of the Company, provides necessary financial support for the subsequent business development of the Company, and helps ease the operating pressure of the Company. It also strengthens the risk resistance capacity of the Company, and consolidates the core competitive advantage of the Company in the industry.

2.	Optimize Capital Structure and Improve Risk Resistance Capacity

The air transport industry is capital-intensive. There are large capital expenditure requirements for the purchase of aircraft and other flying equipment. Debt financing is an important financing channel; therefore, airlines generally maintain a high gearing ratio. In recent years, with the continuous expansion of the Company, the capital demand of the Company has gradually increased, and its gearing ratio was further improved due to the implementation of the new leasing standards. As at 31 December 2018, 31 December 2019, 31 December 2020 and 30 September 2021, the asset-liability ratio of the Company’s consolidated statements was 68.30%, 74.87%, 73.98% and 71.91%, respectively. At present, the Company’s financial leverage is relatively high, which has reduced its financial security and risk resistance capacity to some extent. With the development of China’s civil aviation industry, the Company will further develop and expand, and there will be a great demand on capital in the future, whereas the relatively high gearing ratio at present has become a bottleneck restricting the further development of the Company.

APPENDIX II	FEASIBILITY REPORT ON THE USE OF PROCEEDS
FROM THE NON-PUBLIC ISSUE OF A SHARES

By way of replenishing the liquidity through the proceeds raised from the Non-public Issuance of A Shares, it helps further reduce the Company’s gearing ratio, optimize capital structure, improve financial soundness and promote the sustainable development of the Company.

3.	Increase of Cash of Controlling Shareholder, Enhance the Company’s Investment Value

The targeted subscriber of the Non-public Issuance of A Shares is CSAH, the controlling shareholder of the Company. CSAH expressed its confidence in the future development prospects of the Company through the subscription of the Non-public Issuance of A Shares, and at the same time provides strong financial support for the Company’s future development. It is conducive to enhancing the investment value of the Company, thereby maximizing the shareholders’ interests of the Company and effectively safeguarding the interests of minority shareholders of the Company.

(III)	Feasibility of the project

1.	The use of proceeds from the Non-public Issuance of A Shares is in compliance with laws and regulations

All the proceeds from the Non-public Issuance of A Shares of the Company will be used to replenish the liquidity, which is in compliance with relevant policies and laws and regulations and in line with the Company’s current actual development and is feasible. Upon the receipt of proceeds from the Non-public Issuance of A Shares, the Company’s net assets and working capital will increase, which will help meet the Company’s needs for capital turnover, reduce the Company’s financial expenses, optimize its capital structure, enhance its risk-resistance capacity and consolidates the core competitive advantage of the Company in the industry.

2.	The proceeds from the Non-public Issuance of A Shares are used by entity with standardized governance and complete internal control

The Company has established a modern corporate system focusing on corporate governance structure in accordance with the governance standards of listed companies, and has formed a relatively standardized corporate governance system and a relatively complete internal control procedure through continuous improvement and enhancement.

APPENDIX II	FEASIBILITY REPORT ON THE USE OF PROCEEDS
FROM THE NON-PUBLIC ISSUE OF A SHARES

In terms of the management of proceeds, the Company has established the “Raised Funds Use and Management Management System” in accordance with regulatory requirements, to set out detailed provisions for deposit, management and use of the raised funds and any change in the raised funds for investment. The Company will strictly comply with the provisions of the “Guidelines for the Supervision on Listed Companies No. 2 – Supervision Requirements for Listed Companies on the Management and Use of Proceeds” (CSRC Notice [2012] No. 44) 《(上市公司監管指引第2號——上市公司募集資金管理和使用的監管要 求》(證監會公告[2012]44號))    and    “Administrative    Measures    of    the     Shanghai    Stock Exchange for the Proceeds of Listed Companies (2013 Revision)” (Shang Zheng Gong Zi [2013] No. 13) 《(    上海證券交易所上市公司募集資金管理辦法(2013年修訂)》 (上證公字 [2013]13號)) as well as the “Raised Funds Use and Management Management System” of the Company and other relevant requirements, so as to ensure the reasonable and standardized deposit and use of proceeds and safeguard the use of proceeds against risks.

III.	IMPACT OF NON-PUBLIC ISSUANCE OF A SHARES ON THE OPERATIONAL MANAGEMENT AND FINANCIAL POSITION OF THE COMPANY

(I)	Impact of the Non-public Issuance of A Shares on the operational management of the Company

After deducting issuance expenses, all proceeds from the Non-public Issuance of A Shares will be used to replenish the liquidity. The Company’s capital strength and asset scale will be improved, ease the pressure of capital demand in the daily operating activities of the Company. Meanwhile, the receipt of proceeds will help consolidate the Company’s foundation for business development, enhance its core competitiveness and profitability, promote the continuous and rapid growth of its principal operations and provide capital guarantee for its further expansion and development, which has important strategic significance to realize long-term sustainable development of the Company.

(II)	Impact of the Non-public Issuance of A Shares on the financial position of the Company

Upon the receipt of proceeds, total assets and net assets of the Company will increase to a certain extent, and its working capital will be further replenished, which will effectively lower its gearing ratio, reduce its financial expenses, and further enhance its capacity in resisting risks.

IV.	CONCLUSION ON THE FEASIBILITY OF THE USE OF PROCEEDS

In summary, the plan of use of proceeds from the Non-public Issuance of A Shares is in compliance with relevant policies and laws and regulations. Through the subscription under the Non-public Issuance of A Shares, the controlling shareholder can provide strong support for the Company’s future development, and demonstrate its confidence in the Company’s future prospects and its recognition of the Company’s value. The non-public issuance helps alleviate the operating pressure, ensure the business development, optimize the capital structure, and improve risk resistance capability of the Company. The implementation of the project is conducive to improving the financial stability, enhancing the sustainable development capability, and consolidating the core competitive advantages of the Company in the industry, and is in the interests of shareholders as a whole.

China Southern Airlines Company Limited

29 October 2021

APPENDIX III	STATEMENT ON RISK WARNINGS ON DILUTION OF
CURRENT RETURNS AND REMEDIAL MEASURES
OF THE NON-PUBLIC ISSUE OF SHARES

STATEMENT ON RISK WARNINGS ON DILUTION OF CURRENT RETURNS AND REMEDIAL MEASURES OF THE NON-PUBLIC ISSUE OF SHARES

In order to further implement the Several Opinions of the State Council on Promoting the Health Development of Capital Market (Guo Fa [2014] No. 17), Opinions of the General Office of the State Council on Further Strengthening the Protection of the Legitimate Rights and Interests of Small and Medium-sized Investors of Capital Market (Guobanfa [2013] No. 110) and the Guidance on Matters concerning Dilution of Spot Returns by First Issuance, Refinancing and Major Asset Restructuring (Zheng Jian Hui Gong Gao [2015] No. 31), guarantee the right to know of the small and medium-sized investors, and maintain their interests, China Southern Airlines Company Limited (hereinafter referred to as “China Southern Airlines”, “Company” or “the Company”) carefully analyzed and calculated the impact on the dilution of spot returns by this non-public issuance of Shares. The impact of dilution of spot returns by this non-public issuance of Shares on the Company’s major financial indicators and the Company’s proposed measures are described as follows:

I.	THE IMPACT OF DILUTION OF SPOT RETURNS BY THIS NON-PUBLIC ISSUANCE OF SHARES ON THE COMPANY’S MAJOR FINANCIAL INDICATORS

(I)	Key Assumptions

1.

There were no material adverse changes in the macroeconomic environment and stock market, and there were no material adverse changes in the operating environment of the Company, industry policies, major costs and exchange rates;

2.

Assume that the Non-public Issuance of A Share and H Share will be completed in March 2022. This assumption is only used to measure the impact of this issuance on the Company’s earnings per Share and return on net assets, and does not represent the Company’s judgment of the actual completion time in this issuance. The final issuance completion time shall be the actual completion time upon the approval of regulatory departments in this issuance;

3.

The anticipated total share capital of the Company is based on the total share capital of 16,948,403,924 Shares of the Company as of 30 June 2021. Assuming that in this issuance, 803,571,428 A Shares will be issued, and 325,497,287 H Shares will be issued based on the net asset per share of the Company as of the end of 2020 as issue price. The total share capital of the Company will be 18,077,472,639 Shares upon the completion of this issuance. Only the impact of the number of Shares on the share capital after the completion of the Non-public Issuance of A Share and H Share is taken into account. Changes in the share capital caused by the Company’s remaining daily share repurchases, profit distribution, partial or full conversion of Convertible Bonds and other factors are not taken into account. This assumption is only used to measure the impact of this issuance on the Company’s earnings per Share, and does not represent the Company’s judgment of the actual quantity of Shares issued in this issuance. The final quantity shall be the actual quantity of Shares issued in this issuance;

- III-1 -

APPENDIX III	STATEMENT ON RISK WARNINGS ON DILUTION OF
CURRENT RETURNS AND REMEDIAL MEASURES
OF THE NON-PUBLIC ISSUE OF SHARES

4.

According to the unaudited financial date, net losses of the Company, after deducting non-recurring gains and losses, attributable to owners of the parent company for the period from January to June 2021 was RMB4.8 billion. Provided that there are no major operating risks and without taking into account seasonal changes, it is assumed that net losses, after deducting non-recurring gains and losses, attributable to shareholders of the parent company will be approximately RMB4.8 billion/0.5=RMB9.6 billion for the year 2021 based on the current losses. The above estimates do not constitute the Company’s earnings forecasts for the year of 2021. Investors should not make investment decisions accordingly. If investors make investment decisions accordingly and any losses are caused, the Company does not assume any liability.

The estimation is based on the respective assumptions under three scenarios that the net profit attributable to shareholders of the listed company and the net profit attributable to shareholders of the listed company after deducting non-recurring gains and losses in 2022 are flat as 2021; loss is reduced by 50%; and profit is recorded (the amount of profit being the same as 2019). This assumption analysis is only used to measure the impact of the dilution of spot returns of this issuance on the Company’s key financial indicators and does not constitute the Company’s earnings forecasts. Investors should not make investment decisions accordingly. If investors make investment decisions accordingly and any losses are caused, the Company does not assume any liability;

5.

Without considering the cost of the issuance, it is assumed that in this non-public issuance, A Shares and H Shares to be issued will be RMB4,500 million and HK$1,800 million, in size, totaling RMB6,000 million;

6.

The impact on the production and operation, financial condition, including finance costs and investment income, and other aspects of the Company after the receipt of proceeds raised from the non-public issuance is not taken into account; The impact of cash dividend of the Company is not considered in this estimation.

- III-2 -

APPENDIX III	STATEMENT ON RISK WARNINGS ON DILUTION OF
CURRENT RETURNS AND REMEDIAL MEASURES
OF THE NON-PUBLIC ISSUE OF SHARES

(II)	Impact on the Company’s Key Indicators

The impact of the Non-public Issuance of A Shares and H Shares on financial indicators is as follows:

Items	2021	2022
		Before the Non-public Issuance of A Shares and H Shares	After the Non-public Issuance of A Shares and H Shares
Scenario 1: The net profit before and after deducting non-recurring gains and losses in 2022 are flat as 2021
Total share capital (shares)	16,948,403,924	16,948,403,924	18,077,472,639
Net profit attributable to the owners of the parent company after deducting non-recurring gains and losses (RMB)	-9,600,000,000.00	-9,600,000,000.00	-9,600,000,000.00
Net assets attributable to shareholders of the parent company at the beginning of the period (RMB)	69,346,000,000.00	70,202,000,000.00	70,202,000,000.00
Net assets attributable to shareholders of the parent company at the end of the period (RMB)	70,202,000,000.00	60,602,000,000.00	66,580,952,000.00
Basic earnings per share after deducting non-recurring gains and losses (RMB/share)	-0.59	-0.57	-0.54
Diluted earnings per share after deducting non-recurring gains and losses (RMB/share)	-0.59	-0.57	-0.54
Net assets per share (RMB/share)	4.14	3.58	3.68
The weighted average return on net assets after deducting non- recurring gains and losses (%)	-14.69	-14.68	-13.74

- III-3 -

APPENDIX III	STATEMENT ON RISK WARNINGS ON DILUTION OF
CURRENT RETURNS AND REMEDIAL MEASURES
OF THE NON-PUBLIC ISSUE OF SHARES

Items	2021	2022
		Before the Non-public Issuance of A Shares and H Shares	After the Non-public Issuance of A Shares and H Shares
Scenario 2: For the net profit before and after deducting non-recurring gains and losses in 2022, the loss is reduced by 50% as compared to 2021
Total share capital (shares)	16,948,403,924	16,948,403,924	18,077,472,639
Net profit attributable to the owners of the parent company after deducting non-recurring gains and losses (RMB)	-9,600,000,000.00	-4,800,000,000.00	-4,800,000,000.00
Net assets attributable to shareholders of the parent company at the beginning of the period (RMB)	69,346,000,000.00	70,202,000,000.00	70,202,000,000.00
Net assets attributable to shareholders of the parent company at the end of the period (RMB)	70,202,000,000.00	65,402,000,000.00	71,380,952,000.00
Basic earnings per share after deducting non-recurring gains and losses (RMB/share)	-0.59	-0.28	-0.27
Diluted earnings per share after deducting non-recurring gains and losses (RMB/share)	-0.59	-0.28	-0.27
Net assets per share (RMB/share)	4.14	3.86	3.95
The weighted average return on net assets after deducting non- recurring gains and losses (%)	-14.69	-7.08	-6.64

- III-4 -

APPENDIX III	STATEMENT ON RISK WARNINGS ON DILUTION OF
CURRENT RETURNS AND REMEDIAL MEASURES
OF THE NON-PUBLIC ISSUE OF SHARES

Items	2021	2022
		Before the Non-public Issuance of A Shares and H Shares	After the Non-public Issuance of A Shares and H Shares
Scenario 3: Profit is recorded in 2022, and the net profit before and after deducting non-recurring gains and losses are the same as 2019
Total share capital (shares)	16,948,403,924	16,948,403,924	18,077,472,639
Net profit attributable to the owners of the parent company after deducting non-recurring gains and losses (RMB)	-9,600,000,000.00	1,951,000,000.00	1,951,000,000.00
Net assets attributable to shareholders of the parent company at the beginning of the period (RMB)	69,346,000,000.00	70,202,000,000.00	70,202,000,000.00
Net assets attributable to shareholders of the parent company at the end of the period (RMB)	70,202,000,000.00	72,153,000,000.00	78,131,952,000.00
Basic earnings per share after deducting non-recurring gains and losses (RMB/share)	-0.59	0.12	0.11
Diluted earnings per share after deducting non-recurring gains and losses (RMB/share)	-0.59	0.12	0.11
Net assets per share (RMB/share)	4.14	4.26	4.32
The weighted average return on net assets after deducting non- recurring gains and losses (%)	-14.69	2.74	2.58

Note:

The indicators in the form are calculated according to No. 9 Rules for the Disclosure and Report of the Information of Companies Publicly Issuance Securities-Calculation and Disclosure of Return on Net Assets and Earnings per Share (revised in 2010).

II.	THE RATIONALITY AND NECESSITY OF THIS NON-PUBLIC ISSUANCE

All proceeds from the Non-public Issuance of A Shares are intended to be used to replenish the liquidity. Since 2020, COVID-19 has been spreading rapidly worldwide, and has caused a significant impact on the global aviation industry, posing great challenges to the overall liquidity and risk-resistance capacity of the civil aviation industry. Through the use of proceeds from the Non-public Issuance of A Shares to replenish the liquidity, it will help reduce the Company’s liquidity risk, ease cash flow pressure and provide a strong guarantee for its operation and development. In addition, it can improve the Company’s capital structure, and further improve its profitability and solvency, which are the objective needs of the Company’s operation and development.

- III-5 -

APPENDIX III	STATEMENT ON RISK WARNINGS ON DILUTION OF
CURRENT RETURNS AND REMEDIAL MEASURES
OF THE NON-PUBLIC ISSUE OF SHARES

China Southern Air Holding Company Limited (hereinafter referred to as “CSAH”), the controlling shareholder of the Company, and its subsidiary Nan Lung Holding Limited plan to subscribe for all of the Company’s A Shares and H Shares issued in this non-public issuance, reflecting the attitude of controlling shareholder to support the listed companies and its confidence in the future development of the Company. This will be conducive to safeguarding the interests of minority shareholders and maximizing the interests of shareholders of the Company.

III.	A SPECIAL RISK WARNING OF DILUTION OF SHAREHOLDERS’ SPOT RETURNS BY THIS NON-PUBLIC ISSUANCE

The gross proceeds raised in the Non-public Issuance of A Shares will not exceed RMB4,500 million (inclusive). The proceeds to be raised from this non-public issuance, after deducting the cost of issuance, will be used for replenishing the liquidity. The gross proceeds raised in the Non-public Issuance of H Shares will not exceed HK$1,800 million (inclusive). The proceeds to be raised from this non-public issuance, after deducting the cost of issuance, will be used to supplement the general working capital of the Company.

After the proceeds from the Non-public Issuance of A Shares and H Shares are in place, with the investment of proceeds, financial expenses will be reduced, which will increase the net profit of the Company in the short term. However, as the total equity and net assets of the Company will go up upon the proceeds being in place, the financial indicators such as earnings per share and return on net assets of the Company may decline to a certain extent before the operating performance of the Company has not been significantly improved. Investors shall make rational investments, and pay attention to investment risks.

At the same time, during the process of Company’s calculation of the impact of the Non-public Issuance of A Shares and H Shares on dilution of sport returns, the hypothesis analysis conducted of net profit for the year of 2021, after deducting non-recurring gains and losses, attributable to Shareholders of the parent company and specific measures developed for make up the returns to cope with the risk of dilution of the sport returns do not constitute the Company’s profit forecast. And such measures do not represent any guarantee of the Company’s future profit in any form. Please note that investors shall not make investment decisions accordingly.

IV.

RELATIONS BETWEEN THE FUND RAISING FOR INVESTMENT AND THE COMPANY’S EXISTING BUSINESS, AND THE CONDITIONS OF THE COMPANY’S RESERVES OF PERSONNEL, TECHNOLOGY, MARKETS INVOLVED IN FUND RAISING AND INVESTMENT PROJECTS AND MANY OTHER ASPECT

The proceeds to be raised from the Non-public Issuance of A Shares will be used to replenish the liquidity. The implementation of the foregoing projects will further optimize the Company’s structure of assets and liabilities, lower the Company’s financial expenses and reduce financial risks; in the context of COVID-19, the proceeds to be raised from the Non-public Issuance of A Shares will provide more liquidity support to the Company, ease the pressure on the operation due to the COVID-19, enhance the core competitiveness of the Company’s main business. The projects of proceeds do not involve specific investment projects and the reserves of relevant project personnel, technology and market of the Company.

- III-6 -

APPENDIX III	STATEMENT ON RISK WARNINGS ON DILUTION OF
CURRENT RETURNS AND REMEDIAL MEASURES
OF THE NON-PUBLIC ISSUE OF SHARES

V.	MEASURES TO BE TAKEN TO COPE WITH DILUTION OF SPOT RETURN BY THE ISSUANCE

(I)	The operating conditions and the development trends of Company’s existing business segments, the main risks faced and improvement measures

1.	The operating conditions and the development trends of Company’s existing business segments

As of 31 December 2020, the Company has operated 867 aircraft including Boeing 787, 777, 747, 737, Airbus 380, 350, 330, 320 series and many other types of passenger and cargo transport aircraft. In 2020, the Company handled nearly 97 million passengers, ranking first among domestic airlines for 42 consecutive years. It ranked first in Asia and the forefront of the world both in terms of fleet size and passenger throughput. The Company has also recorded aviation safety year for 21 consecutive years, continuing to maintain the best safety record among China’s airlines. The Company has striven to build two comprehensive international hubs in Guangzhou and Beijing, and a network-based airlines has gradually taken shape. In 2020, the Company completed the transit of all flights in Beijing hub to Daxing Airport. The Group plans to operate an average of more than 400 flights per day at Daxing Airport, reaching more than 40 domestic destinations. By connecting with ground transportation, the Group forms an airlines network that radiates the Beijing-Tianjin-Hebei region and the Xiong’an New Area and connects the country and the world, with utilised time slots accounting for 45%, becoming the largest main base airlines in Daxing Airport. The Company will continue to comprehensively advance the strategic layout of the “dual hubs”, further improve its institutional mechanisms and supporting resources to form a new development layout with “Guangzhou Hub in the south and Beijing Hub in the north”.

2.	The main risks faced by the Company and the countermeasures

(1)

Risk of COVID-19 impact. Since the beginning of 2020, the COVID-19 has spread globally. In order to curb the further spread of the pandemic, countries have successively imposed travel restrictions, which weakens passengers’ willingness to travel and thus leads to a sharp drop in the global demand for air passenger transport. Airlines drastically reduces passenger flights, and faces a decline in the overall aircraft utilization and passenger load factor. Their revenue slumps and operating losses deepens, and there is even a liquidity crisis. The air transport industry is hit hard. As of now, the overall situation in China is under well control, and domestic aviation industry is recovering gradually. However, as the international pandemic keeps spreading, the international aviation still imposes strict restriction policies, which will still have an adverse impact on the operating results of the Company in the short-term. The Company will continue to monitor the progress of COVID-19, keep close track of the changes in market demand, flexibly adjust transportation capacity deployment and market sales, and actively respond to the risks and challenges brought by COVID-19 to the business and operations of the Company.

- III-7 -

APPENDIX III	STATEMENT ON RISK WARNINGS ON DILUTION OF
CURRENT RETURNS AND REMEDIAL MEASURES
OF THE NON-PUBLIC ISSUE OF SHARES

(2)

Aviation fuel price fluctuation risk. The jet fuel cost is one of the most major expenditure for an airline company. The fuel price level will directly affect an airline’s production cost, thereby affecting the airline’s operation performance. Under the joint influence of the international political and economic situation, unexpected events and many other factors, fuel price keeps fluctuating. Both the fluctuation in the international crude oil prices and the adjustment of domestic fuel prices by the NDRC has big impact on the operation and profit of the Company. Besides, as affected by COVID-19, there remains great uncertainty on the number of flights operated by and the fuel consumption of the Company in the future, and hence, there also remains great uncertainty on the expected jet fuel costs. The Company has adopted various oil saving measures to control the unit fuel cost and reduce the fuel consumption. If jet fuel prices continue to rise in the future, or international fuel prices fluctuate sharply, the operating results of the Company may still be greatly affected. Any increase or significant fluctuation in the international oil price in the future could greatly affect the Company’s operating results. In response to the above risks, the Company has adopted various oil saving measures to control the unit fuel cost and reduce the fuel consumption.

(3)

Safety risk. Flight safety is the prerequisite and foundation for the normal operation of the airlines. Adverse weather, mechanical failure, human error, aircraft defects as well as other force majeure incidents may have effect on the flight safety. With large-scale aircraft fleet and more cross-location, overnight and international operations, the Company faces certain challenges in its safety operation. In case of any flight accident, it will have an adverse effect on the normal operation of the Company and its reputation. In response to the above risks, the Company has built a relatively comprehensive safety management system, with a coverage of all aspects of production, operations and management. The Company considered the risk management as the core of its safety management system and actively prevents and controls such risks.

(4)

Competition risk. As the domestic aviation market is gradually opened, domestic airlines not only compete fiercely in terms of products, prices, services, routes, flight slots, fleet configuration, cost control, and quality management, but also face the challenges of international aviation giants. The Company has ranked first among Chinese airlines for 42 consecutive years in terms of passenger traffic, and possesses unique advantages in fleet size, route network, number of routes, flight frequency, management and control, and resource coordination capabilities.

- III-8 -

APPENDIX III	STATEMENT ON RISK WARNINGS ON DILUTION OF
CURRENT RETURNS AND REMEDIAL MEASURES
OF THE NON-PUBLIC ISSUE OF SHARES

The Non-public Issuance of A Shares will further enhance the risk resistance capacity and core competitiveness of the Company, but if the market competition intensifies in the domestic aviation industry, the Company will still face greater competition risks. In response to the above risks, the Company will continue to enhance competitiveness, improve route network layout, enhance the level of management, and increase the efficiency of resource allocation and quality of services.

(II)	Specific measures to improve the Company’s daily operation efficiency, reduce the Company’s operating costs, and improve the Company’s operation performance

1.	Regulate the management of raised funds, and ensure the rational use of funds raised

In order to regulate the management and use of the raised funds, the Company has, according to the No. 2 Regulatory Guidance on Listed Companies – Regulatory Requirements for Management and Use of Raised Funds of Listed Companies and many other laws and regulations, established Raised Funds Management System, to set out detailed provisions for deposit, management and use of the raised funds and any change in the raised funds for investment. At the same time, the Company will also establish a special account for funds to be raised from the Non-public Issuance of A Shares, and sign a three-party regulatory agreement as to this fund raising with the opening bank and the sponsor, so that the raised funds will be under the common management by the sponsor, the opening bank and the Company to ensure the reasonable and compliant use of funds raised.

2.	Adjust operating strategies flexibly in light of development of the pandemic to steadily improve performance of the Company

The Company will proactively adjust its operating strategies in accordance with the development of the pandemic and direction of policy. The Company will make every effort to ensure passenger revenue, keep a close eye on changes in the pandemic, and optimize domestic flights on a rolling basis; actively seize opportunities to increase freight and logistics revenue and comprehensively increase the utilization rate of cargo aircraft; focus on strengthening cost control, actively seek policy support, and drastically reduce costs; steadily improve the Company’s operation efficiency and service quality, strengthen safety management, and continuously improve the comprehensive market competitiveness of the Company, thus steadily improving the performance of the Company and bring good returns for Shareholders.

3.	Continue to improve the corporate governance structure to control management and operational risk

Since its listing, the Company, in accordance with the requirements of the Company Law, Securities Law, Governance Guidelines of Listed Company and other relevant laws, regulations and normative documents, continuously improves the corporate governance structure and strengthens internal control system to ensure that Board of Directors, Board of Supervisors and Management to effectively exercise their functions and powers, and strictly control management and operation risks while effectively make decisions, thus effectively protecting the interests of investors, especially the legitimate rights and interests of small and medium sized Shareholders.

- III-9 -

APPENDIX III	STATEMENT ON RISK WARNINGS ON DILUTION OF
CURRENT RETURNS AND REMEDIAL MEASURES
OF THE NON-PUBLIC ISSUE OF SHARES

At the same time, the Company reminds investors that the Company develops measures to make up the returns is not equal to a guarantee of the Company’s future profits; that investors shall not make investment decisions accordingly; and that the Company is not liable for any losses caused due to any investment decisions so made.

VI.

THE COMPANY’S CONTROLLING SHAREHOLDER, DIRECTORS AND SENIOR MANAGEMENT PERSONNEL MAKE UNDERTAKINGS TO RESPOND TO THIS NON- PUBLIC ISSUANCE OF A SHARES AND H SHARES, SO THAT MEASURES TO MAKE UP THE DILUTED SPOT RETURNS CAN BE ACTUALLY FULFILLED

In order to ensure that the Company’s measures for making up the diluted spot returns after the completion of the issuance can be effectively fulfilled, the directors and senior management personnel of the Company make the following commitments in accordance with the relevant provisions of CSRC:

“1.	I undertake not to send benefits to other units or individuals without gratuitous or unfair conditions, nor in any other way to damage the interests of the Company.

2.	I undertake to restrict my own position consumption behaviors.

3.	I undertake not to use the Company’s assets to engage in investment or consumption activities that are unrelated to my duties.

4.	I undertake that the remuneration system established by the Board of Directors or the Remuneration Committee is linked to the implementation of the Company’s measures to make up the returns.

5.

I undertake that if the Company plans to implement equity incentives in the future, the conditions of exercise of the Company’s equity incentive to be announced will be linked to the implementation of the Company’s measures to make up the returns.

6.

If, during the period from the date after the issuance of these Undertakings to the date prior to the completion of the implementation of the Non-public Issuance of A Shares and H Shares, CSRC releases any new regulatory requirements related to the measures to make up the returns and any other new regulatory measures it undertakes, and the above undertakings cannot meet the requirements of CSRC, I undertake that I will, in accordance with the latest requirements of CSRC, make additional and supplementary undertakings then.

- III-10 -

APPENDIX III	STATEMENT ON RISK WARNINGS ON DILUTION OF
CURRENT RETURNS AND REMEDIAL MEASURES
OF THE NON-PUBLIC ISSUE OF SHARES

7.

I undertake to actually fulfill the Company’s any relevant measures to make up the returns and any undertakings I have made related to such measures. If I violate such undertakings and cause any losses to the Company or investors, I am willing to bear the liability for giving compensations in accordance with the laws.”

At the same time, the controlling Shareholder of the Company, in accordance with the relevant provisions of CSRC, makes the following undertakings to ensure the Company’s measures to make up the returns can be effectively fulfilled:

“1.

As the Company’s controlling Shareholder, CSAH will strictly comply with laws and regulations and the relevant regulatory rules of CSRC and Shanghai Stock Exchange and will not exceed its authority to interfere in the Company’s operation and management activities, nor encroach on the interests of the Company.

2.

If, during the period from the date after the issuance of these Undertakings to the date prior to the completion of the implementation of this non-public issuance, CSRC releases any new regulatory requirements related to the measures to make up the returns and any other new regulatory measures it undertakes, and the undertakings under these Undertakings cannot meet the requirements of CSRC, CSAH undertakes that it will, in accordance with the latest requirements of CSRC, make additional and complementary undertakings then.

3.

CSAH undertakes to actually fulfill the Company’s any relevant measures to make up the returns and any undertakings it has made related to such measures. If it violates such undertakings and causes any losses to the Company or investors, it is willing to bear the liability for giving compensations to the Company or investors in accordance with the laws.

As one of the main related responsible bodies of measures to make up returns, if CSAH is or will be in violation of, or refuses or will refuse to fulfill, the above undertakings, CSAH agrees hereby CSRC, Shanghai Stock Exchange and other securities regulatory authorities to, in accordance with the relevant provisions and rules enacted or released by them, impose any relevant punishments or take regulatory measures.”

China Southern Airlines Company Limited

29 October 2021

- III-11 -

APPENDIX IV	THE PLAN OF SHAREHOLDERS’ RETURN (2022-2024)

THE PLAN OF SHAREHOLDERS’ RETURN (2022-2024)

Pursuant to the requirements of the Notice Regarding Further Implementation of Cash Dividends Distribution of Listed Companies (Zheng Jian Fa [2012] No. 37), the Listed Companies Regulatory Guidance No. 3 – Cash Dividends Distribution of Listed Companies (Zheng Jian Hui Gong Gao [2013] No.43) issued by China Securities Regulatory Commission, the Guidelines on Distribution of Cash Dividends by Listed Companies (Shang Zheng Gong Zi (2013) No. 1) issued by the Shanghai Stock Exchange, in order to further implement the policy regarding dividend distribution, regulate the Company’s distribution of cash dividends, increase the transparency in the distribution of cash dividends, protect investors’ lawful rights, the board of directors (hereinafter referred to as the “Board”) of China Southern Airlines Company Limited (hereinafter referred to as the “Company”) has formulated the Dividend Distribution Plan for Shareholders of China Southern Airlines Company Limited (2022-2024) (hereinafter referred to as the “Plan”), which has been considered and approved by the third meeting of the 9th session of the Board of the Company and is subject to the consideration at the general meeting of the Company and the main contents are as follows:

I.	FACTORS CONSIDERED IN THE FORMULATION OF THE PLAN

The Company is committed to its strategic goals and future sustainable development. On the basis of a comprehensive analysis of factors including but not limited to the Company’s actual situation, business development targets, Shareholders’ requests and intention, costs of social capital, the cash flow of the Company, the Company fully considered its present and future scale of profits, stage of development and financing environment, in order to establish sustainable, stable and scientific return plan and mechanism for its investors, as well as make systematic arrangement for the profit distribution to ensure the continuity and stability of its profit distribution policies.

II.	PRINCIPLES FOR FORMULATION OF THE PLAN

1.

The Dividend Distribution Plan for Shareholders of the Company shall be formulated with due regard to the opinions of the shareholders (particularly minority investors), the independent directors and the supervisors;

2.	The Dividend Distribution Plan for Shareholders of the Company shall be strictly in accordance with the profit distribution policy as specified in the Articles of Association;

3.

The formulation of the Dividend Distribution Plan for Shareholders of the Company shall give full consideration to the investors’ return, reasonably balance and deal with the relationship between the Company’s own stable development and return to the shareholders, and implement scientific, sustainable and stable profit distribution policy.

III.	THE DIVIDEND DISTRIBUTION PLAN FOR SHAREHOLDERS OF THE COMPANY IN THE UPCOMING THREE YEARS (2022-2024)

1.	Profit distribution forms: The Company may distribute dividends in cash, shares, a combination of cash and shares or in other reasonable manners in compliance with laws and regulations.

APPENDIX IV	THE PLAN OF SHAREHOLDERS’ RETURN (2022-2024)

2.

Conditions and proportion of distribution of cash dividends: Provided that the Company records a profit for the year and there is distributable profit, and after allocation to the statutory common reserve fund and discretionary common reserve fund as required, there are no exceptional matters including material investment plans or material cash outflows (material investment plans or material cash outflows refer to proposed external investments, acquisition of assets or purchase of equipment in the coming 12 months that in aggregate constitute expenditure exceeding 30% of the net assets of the Company as shown in the latest audited consolidated statements) and there has not incurred any material losses (losses in the amount exceeding 10% of the net assets of the Company as shown in the latest audited consolidated statements), the Company shall distribute cash dividends out of profit in an amount not less than 10% of the distributable profit for the year (i.e. profit realized for the year after making up for losses and allocation to reserve fund). The accumulated payment of dividend in cash for the last three years may not be less than 30% of the Company’s average distributable profit for the last three years. The accumulated payment of dividend in cash for the coming three years may not be less than 30% of the Company’s average distributable profit for such three years.

3.

Differential cash dividend policy: The Board shall take into account the industry nature where the Company operates, its development stage, operation model and level of profitability as well as whether it has material capital expenditure arrangement and propose a differential cash dividend policy according to the procedure as stipulated in the Articles of Association based on the following circumstances:

(1)

Where the Company is developing at a mature stage and there is no material capital expenditure arrangement, the minimum proportion of cash dividends to such profit distribution shall reach 80% in making profit distribution;

(2)

Where the Company is developing at a mature stage and there are material capital expenditure arrangements, the minimum proportion of cash dividends to such profit distribution shall reach 40% in making profit distribution;

(3)

Where the Company is developing at a growing stage and there are material capital expenditure arrangements, the minimum proportion of cash dividends to such profit distribution shall reach 20% in making profit distribution;

The Board shall determine the Company’s stage of development for the purpose of dividends distribution with reference to the actual situation. Where the Company’s stage of development is difficult to ascertain but an arrangement for material capital expenditure exists, the profit distribution shall be handled pursuant to the aforesaid rules.

4.

Intervals for profit distribution by the Company: Provided that the conditions of profit distribution are met and the Company’s normal operation and sustainable development are ensured, the Company shall in principle distribute profit on an annual basis, and interim profit may also be distributed based on the profitability and capital requirement conditions of the Company.

APPENDIX IV	THE PLAN OF SHAREHOLDERS’ RETURN (2022-2024)

5.

Conditions of profit distribution by way of share dividends: Provided that the minimum proportion of distribution of cash dividends is met and reasonable scale of share capital and shareholding structure of the Company are ensured, and with particular attention paid on keeping the steps of capital expansion in pace with the growth in operation results, if there are special circumstances which prevent cash distribution, the Company may consider distributing profit by way of share dividends as a return to investors after consideration of its annual profitability and cash flow position and performance of the procedures required by the Articles of Association. Where the Company made a payment of dividend satisfied by an allotment of shares or completed conversion of capital common reserve fund into capital, the Company may elect not to distribute dividend in cash for the same year, and that year is not counted in the three years as stated above in this article.

IV.	FORMULATION CYCLE AND RELEVANT DECISION-MAKING MECHANISM OF THE PLAN

1.

The Dividend Distribution Plan for Shareholders shall be reviewed at least once every three years. The plan for a particular period of time shall be devised based on the operating conditions and opinions of the shareholders (particularly minority shareholders) of the Company.

2.

The Dividend Distribution Plan for Shareholders of the Company shall be formulated by the Board with due regard to the Company’s profit scale, cash flow, development stage and current capital requirements as well as the opinions of the shareholders (particularly minority shareholders), and considered by the Board before submission to a general meeting for approval.

3.	The Board’s activities and decision-making procedures of dividend policy implementation shall be supervised by the Supervisory Committee.

V.	ADJUSTMENT TO THE DIVIDEND DISTRIBUTION PLAN FOR SHAREHOLDERS

During the Plan period, if the Company has to adjust the 3-year plan determined by the Plan due to significant changes to the external operation environment or its own operations, the Board shall, upon detailed demonstration and investigation, fully take the opinions of the independent directors into account, and the independent directors shall perform due diligence by expressing clear opinions. Proposed amendments shall be considered and approved by the Board then submitted at the General Meeting to the shareholders present at the General Meeting for voting, and approved by the shareholders representing more than two thirds of voting rights under the conditions set out in the Articles of Association.

VI.	DISCLOSURE OF EXECUTION OF PROFIT DISTRIBUTION PLAN AND CASH DIVIDENDS POLICY

The Company shall disclose in detail its formulation and implementation of cash dividends policy in its annual report; should there be any adjustment or change to the cash dividends policy, detailed descriptions shall be provided on the regulatory compliance and transparency regarding the conditions and procedures for such adjustment or change. If the Company records a profit for the year and there is distributable profit but no cash dividends plan has been proposed, the Company shall, in its annual report, describe in detail the reason for not proposing cash dividends, as well as the purpose and usage plan for cash retained in the Company that is not distributed as cash dividends, and independent directors shall express independent opinions.

APPENDIX IV	THE PLAN OF SHAREHOLDERS’ RETURN (2022-2024)

VII.	SUPPLEMENTARY PROVISIONS

In case of any matter that has not been covered in this Plan, the laws, regulations, normative documents and the Articles of Association shall apply. This Plan shall be interpreted by the Board of the Company and shall take effect from the date on which it is considered and approved at the general meeting of the Company.

China Southern Airlines Company Limited

29 October 2021

APPENDIX V	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION
AND TO THE PROCEDURAL RULES OF THE BOARD OF DIRECTORS

1.	Table of Amendments to the Articles of Association

No.	Existing Articles	Proposed Amendments
Article 38	The Company may, in accordance with laws, administrative regulations, departmental constitution documents and these Articles of Association and subject to the approval of the relevant governing authority of the State, repurchase its issued shares under the following circumstances:	The Company may, in accordance with laws, administrative regulations, departmental constitution documents and these Articles of Association ~~and subject to the approval of the relevant governing authority of the State~~, repurchase ~~its issued~~ shares ~~under the following circumstances~~ of the Company:

	(1) Cancellation of shares for the reduction of its capital;	(1) ~~Cancellation of shares for the reduction of its capital~~ Reducing the registered capital of the Company;

	(2) Merging with another company that holds shares in the Company;	(2) Merging with another company that holds shares in the Company;

	(3) The Company awarding its employees with shares;	(3) ~~The Company awarding its employees with shares~~ Offering shares for the employee’s share scheme or as equity incentives;

(4)   Where the shareholders disagree on the resolutions passed by the shareholders’ general meeting on the merger or division of the Company so much that they request the company to acquire their shares;

(4)   Where the shareholders disagree on the resolutions passed by the shareholders’ general meeting on the merger or division of the Company so much that they request the company to acquire their shares;

	(5) Other circumstances permitted by laws and administrative regulations.	(5) When shares are being used to satisfy the conversion of corporate bonds convertible into shares issued by the Company;

	Save for the above circumstances, the Company shall not perform any act of repurchase of its own shares otherwise.	(6) When safeguarding corporate value and shareholders’ equity as the Company deems necessary;

(~~5~~7) Other circumstances permitted by laws and administrative regulations.

Save for the above circumstances, the Company shall not ~~perform any act of re~~purchase of its own shares otherwise.

APPENDIX V	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION
AND TO THE PROCEDURAL RULES OF THE BOARD OF DIRECTORS

No.	Existing Articles	Proposed Amendments
Article 39	The Company may, with the approval of the relevant State governing authority for repurchasing its shares, conduct the repurchase in one of the following ways:	~~The Company may, with the approval of the relevant State governing authority for repurchasing its shares, conduct the repurchase in one of the following ways:~~

	(1) Making a pro rata general offer of repurchase to all its shareholders;	~~(1) Making a pro rata general offer of repurchase to all its shareholders;~~

	(2) Repurchase through public dealing on a stock exchange;	~~(2) Repurchase through public dealing on a stock exchange;~~

	(3) Repurchase by an off-market agreement outside a stock exchange.	~~(3) Repurchase by an off-market agreement outside a stock exchange~~.

The Company may buy back its shares through public centralized trading or other methods as recognized by laws and regulations and the securities regulatory authorities and the stock exchange(s) in the place where the Company’s shares are listed.

Where the buyback of shares by the Company falls under any of the circumstances stipulated in clauses (3), (5) and (6) of the first paragraph of Article 38 of the Articles of Association, such buyback shall be conducted through public centralized trading method.

APPENDIX V	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION
AND TO THE PROCEDURAL RULES OF THE BOARD OF DIRECTORS

No.	Existing Articles	Proposed Amendments
Article 41	Where the Company repurchases its own shares due to reasons as set out in clauses (1) to (3) of Article 38, it shall obtain the prior approval of the shareholders by a resolution at a shareholders’ general meeting. After the Company repurchases its shares pursuant to Article 38, the shares in respect of the circumstances described in clause (1) shall be cancelled within ten days from the day of purchase; and those in respect of the circumstances described in clauses (2) and (4) shall be transferred or cancelled within six months. The Company shall deduct the carrying amount of the shares cancelled from its share capital, and shall process registration of changing in registered capital with the original registrar.	Where the Company ~~re~~purchases its own shares due to reasons as set out in clauses (1) ~~to (3)~~ and (2) of Article 38, it shall obtain the prior approval of the shareholders by a resolution at a shareholders’ general meeting. Where the Company purchases its own shares under any of the circumstances stipulated in clauses (3), (5) and (6) of Article 38, subject to the laws, regulations, and the listing rules of the place where the Company’s shares are listed, it may be resolved by a Board meeting at which more than two-thirds of directors present in accordance with the provisions of these Articles of Association or the authorization of the shareholders’ general meeting. After the Company ~~re~~purchases its shares pursuant to Article 38, the shares in respect of the circumstances described in clause (1) shall be cancelled within ten days from the day of purchase; and those in respect of the circumstances described in clauses (2) and (4) shall be transferred or cancelled within six months. ~~The Company shall deduct the carrying amount of the shares cancelled from its share capital, and shall process registration of changing in registered capital with the original registrar.~~ The shares in respect of the circumstances described in clause (3), (5) and (6), the aggregated number of shares of the Company held by itself shall be not more than 10% of the total issued shares of the Company and shall be transferred or cancelled within three years.

	The maximum number of shares repurchased by the Company pursuant to clause (3) of Article 38 shall not exceed 5% of its total issued shares; and repurchase shall be fund out of the profit after tax of the Company; the shares purchased shall be transferred to the employees within one year.	~~The maximum number of shares repurchased by the Company pursuant to clause (3) of Article 38 shall not exceed 5% of its total issued shares; and repurchase shall be fund out of the profit after tax of the Company; the shares purchased shall be transferred to the employees within one year.~~ Where the laws and regulations or the listing rules of stock exchange(s) in the place where the Company’s shares are listed has any other provisions in respect of the purchase of shares, such provisions shall prevail.

APPENDIX V	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION
AND TO THE PROCEDURAL RULES OF THE BOARD OF DIRECTORS

No.	Existing Articles	Proposed Amendments
Article 49	Shares of the Company held by the promoters shall not be transferred within one year commencing from the establishment of the Company. Shares issued prior to the public offer of shares of the Company shall not be transferred within one year from the date when the shares were listed on a stock exchange.	Shares of the Company held by the promoters shall not be transferred within one year commencing from the establishment of the Company. Shares issued prior to the public offer of shares of the Company shall not be transferred within one year from the date when the shares were listed on a stock exchange.

	Directors, supervisors and senior administrative officers of the Company shall periodically report to the Company shares of the Company held by them and any changes thereof, and shall not transfer more than 25% of the shares held by them during their term of office, while shares of the Company held by them must not be transferred within one year commencing from the date on which the shares of the Company were listed. The aforesaid persons shall not transfer the shares of the Company held by them within six months commencing from the termination of their service.	Directors, supervisors and senior administrative officers of the Company shall periodically report to the Company shares of the Company or other securities of equity nature held by them and any changes thereof, and shall not transfer more than 25% of the shares held by them during their term of office, while shares of the Company held by them must not be transferred within one year commencing from the date on which the shares of the Company were listed. The aforesaid persons shall not transfer the shares of the Company held by them within six months commencing from the termination of their service.

	Any gains from any sales of shares of the Company by any director, supervisor and senior administrative officer of the Company within six months after the share are bought, or any gains from any purchase of shares of the Company by any of the aforesaid parties within six months after the share are sold shall be disgorged and paid to the Company and the Board of Directors shall recover such gains from the abovementioned parties. In case the Board of Directors failed to perform in compliance with this provision, the responsible directors shall be jointly liable for such default.	Any gains from any sales of shares of the Company by any director, supervisor and senior administrative officer of the Company within six months after the share are bought, or any gains from any purchase of shares of the Company by any of the aforesaid parties within six months after the share are sold shall be disgorged and paid to the Company and the Board of Directors shall recover such gains from the abovementioned parties. In case the Board of Directors failed to perform in compliance with this provision, the responsible directors shall be jointly liable for such default.

	If the Board of Directors fails to comply with the aforesaid provision, the shareholders may demand the Board of Directors to implement such provision within thirty days. Where the Board of Directors fails to implement such provision within the aforesaid period, the shareholders may initiate proceedings in the People’s Court in their own names to protect the interest of the Company.	If the Board of Directors fails to comply with the aforesaid provision, the shareholders may demand the Board of Directors to implement such provision within thirty days. Where the Board of Directors fails to implement such provision within the aforesaid period, the shareholders may initiate proceedings in the People’s Court in their own names to protect the interest of the Company.

APPENDIX V	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION
AND TO THE PROCEDURAL RULES OF THE BOARD OF DIRECTORS

No.	Existing Articles	Proposed Amendments
Article 56	No changes in the shareholders’ register due to the transfer of shares may be made within thirty days before the date of a shareholders’ general meeting or within five days before the record date for the Company’s distribution of dividends.	No changes in the shareholders’ register due to the transfer of shares may be made within thirty days before the date of a shareholders’ general meeting or within five days before the record date for the Company’s distribution of dividends. Where the laws, administrative regulations, departmental rules, normative rules and the stock exchange(s) or the regulatory authorities in the place where the Company’s shares are listed has any other provisions, such provisions shall prevail.

Article 204	The Board of Directors may set up General Committee, Strategy and Investment Committee, Audit and Risk Management Committee, Nomination Committee, Remuneration and Evaluation Committees and Aviation Safety Committee and other special committees. General Committee and each committee shall be comprised of directors, among which, General Committee shall be comprised of Chairman and executive directors, while the majority of Audit and Risk Management Committee, Nomination Committee, Remuneration and Evaluation Committee shall be independent directors and the chairman shall be independent director. In the Audit and Risk Management Committee at least one independent director shall be an accounting professional.	The Board of Directors may set up ~~General Committee,~~ Strategy and Investment Committee, Audit and Risk Management Committee, Nomination Committee, Remuneration and Evaluation Committees and Aviation Safety Committee and other special committees. ~~General Committee and each~~ Each committee shall be comprised of directors, among which, ~~General Committee shall be comprised of Chairman and executive directors, while~~ the majority of Audit and Risk Management Committee, Nomination Committee, Remuneration and Evaluation Committee shall be independent directors and the chairman shall be independent director. In the Audit and Risk Management Committee at least one independent director shall be an accounting professional.

APPENDIX V	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION
AND TO THE PROCEDURAL RULES OF THE BOARD OF DIRECTORS

2.	Table of Amendments to the Procedural Rules of the Board of Directors

No.	Existing articles	Proposed amendments
36	The Board of Directors shall exercise the following duties and powers:	The Board of Directors shall exercise the following duties and powers:

7)  Review and approve the provision for asset impairment whose aggregate annual amount accounting for over 10% (inclusive) of the Company’s latest audited net assets, in addition to impairment provision made by the Company in accordance with accounting estimation principles and aging analysis;

8) Review and approve adjustments in significant accounting policy and changes in accounting estimate;

	7) Formulate the annual financial budget plan and final accounting plan of the Company;	~~7~~9) Formulate the annual financial budget plan and final accounting plan of the Company;

	8) Formulate profit distribution plan and plan for making up losses of the Company;	~~8~~10) Formulate profit distribution plan and plan for making up losses of the Company;

9)  Decide on matters on external guarantee in accordance with the laws, administrative regulations, listing rules of the stock exchange(s) at the place where the Company is listed and requirements of the Articles of Association; any above-mentioned matters on external guarantee which are required to be approved by the shareholders’ general meeting shall be submitted to the shareholders’ general meeting for review after being approved;

~~9~~11) Decide on external investment, acquisition and disposal of assets, matters on external guarantee, asset mortgage, entrusted financial management, connected transactions, etc. of the Company within the authority granted by the shareholders’ general meeting and in accordance with the laws, administrative regulations, listing rules of the stock exchange(s) at the place where the Company is listed and requirements of the Articles of Association; any above-mentioned matters ~~on external guarantee~~ which are required to be approved by the shareholders’ general meeting shall be submitted to the shareholders’ general meeting for review after being approved by the Board of Directors;

APPENDIX V	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION
AND TO THE PROCEDURAL RULES OF THE BOARD OF DIRECTORS

No.	Existing articles	Proposed amendments
	10) Formulate proposals for increases or reductions in the Company’s registered capital and for the issuance and listing of the bond or other securities of the Company;	~~10~~12)Formulate proposals for increases or reductions in the Company’s registered capital and for the issuance and listing of the bond or other securities of the Company;
	11) Prepare plans for major acquisition, repurchase of the Company’s shares or mergers, division and dissolution of the Company;	~~11~~13)Prepare plans for major acquisition, repurchase of the Company’s shares or mergers, division and dissolution of the Company;
	12) Decide on the establishment of the Company’s internal management structure;	~~12~~14)Decide on the establishment of the Company’s internal management structure;
15) Review and approve major reform matters in relation to the Company and its subsidiaries;
16) Decide on the authorization management system and authorization decision scheme of the Board of Directors;

13)  Pursuant to the Chairman’s nomination to appoint or dismiss the Company’s president, the secretary of the Board of Directors and decide the remunerations thereof; and pursuant to the president’s nominations to appoint or dismiss the vice-presidents, the chief financial officer, the general economic officer, the chief engineer, the chief pilot and other senior management of the Company and decide the remunerations thereof;

~~13~~17)Pursuant to the Chairman’s nomination to appoint or dismiss the Company’s president, the secretary of the Board of Directors and decide the remunerations thereof, and pursuant to the president’s nominations to appoint or dismiss the vice-presidents, the chief financial officer, the general economic officer, the chief engineer, the chief pilot and other senior management of the Company and decide the remunerations thereof;

APPENDIX V	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION
AND TO THE PROCEDURAL RULES OF THE BOARD OF DIRECTORS

No.	Existing articles	Proposed amendments
43	The Board of Directors may set up General Committee, Strategy and Investment Committee, Audit and Risk Management Committee, Nomination Committee, Remuneration and Evaluation Committee and Aviation Safety Committee and other special committees. Each committee shall be comprised of directors, among which, the majority of Audit and Risk Management Committee, Nomination Committee, Remuneration and Evaluation Committee shall be independent directors and the convenor shall be independent director. In the Audit and Risk Management Committee, at least one independent director shall be an accounting professional. The Board of Directors may make adjustments to the committees or establish other special committees in accordance with the needs of the Company.	The Board of Directors may set up ~~General Committee,~~ Strategy and Investment Committee, Audit and Risk Management Committee, Nomination Committee, Remuneration and Evaluation Committee and Aviation Safety Committee and other special committees. Each committee shall be comprised of directors, among which, the majority of Audit and Risk Management Committee, Nomination Committee, Remuneration and Evaluation Committee shall be independent directors and the convenor shall be independent director. In the Audit and Risk Management Committee, at least one independent director shall be an accounting professional. The Board of Directors may make adjustments to the committees or establish other special committees in accordance with the needs of the Company.

(1)   The major terms of reference of the General committee are: (i) to consider and make decisions on Company’s major transactions, major investments and major matters related to the daily operation activities as authorised by the Board of Directors; (ii) to supervise and inspect on the execution status of the decision-making matters of the Board of Directors.

~~(1) The major terms of reference of the General committee are: (i) to consider and make decisions on Company’s major transactions, major investments and major matters related to the daily operation activities as authorised by the Board of Directors; (ii) to supervise and inspect on the execution status of the decision-making matters of the Board of Directors.~~

	(2)	(~~2~~1)

46	Subject to the requirements of laws, administrative regulations, the listing rules of the stock exchange where the Company is listed and the Articles of Association, and in order to improve the Company’s decision- making efficiency, the Board of Directors shall give authorization to the General Committee, the Chairman of the Board of Directors or the general manager in accordance with the terms of reference.

Subject to the requirements of laws, administrative regulations, the listing rules of the stock exchange where the Company is listed and the Articles of Association, and in order to improve the Company’s decision- making efficiency, the Board of Directors shall give authorization to ~~the General Committee,~~ the Chairman of the Board of Directors or the general manager in accordance with the terms of reference.

APPENDIX V	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION
AND TO THE PROCEDURAL RULES OF THE BOARD OF DIRECTORS

No.	Existing articles	Proposed amendments
53	The Company Secretary Bureau is established under the Board of Directors and its person in charge is the Secretary to the Board of Directors. The Secretary to the Board of Directors is senior management personnel of the Company and is responsible to the Board of Directors. The Secretary to the Board of Directors is nominated by the Chairman and dismissed by the Board of Directors.	The ~~Company Secretary Bureau~~ Board Office is established under the Board of Directors and its person in charge is the Secretary to the Board of Directors. The Secretary to the Board of Directors is senior management personnel of the Company and is responsible to the Board of Directors. The Secretary to the Board of Directors is nominated by the Chairman and dismissed by the Board of Directors.

64	Before issuing the notice of regular Board meeting, the Company Secretary Bureau shall sufficiently seek the opinion of all directors. The preliminary agenda shall be formed and passed to the Chairman for drafting.	Before issuing the notice of regular Board meeting, the ~~Company Secretary Bureau~~ Board Office shall sufficiently seek the opinion of all directors. The preliminary agenda shall be formed and passed to the Chairman for drafting.

66	a written proposal signed (or sealed) by the proposer shall be presented through the Company Secretary Bureau or to the Chairman directly. The written proposal shall contain the following items:

                     a written proposal signed (or sealed) by the proposer shall be presented through the ~~Company Secretary Bureau~~ Board Office or to the Chairman directly. The written proposal shall contain the following items:

66	The Company Secretary Bureau shall transfer the above written proposal and relevant materials to the Chairman on the date of receipt. Where the Chairman believes the proposal is not clear, specific or the relevant materials are inadequate, the proposer may be required to make modification or supplement.	The ~~Company Secretary Bureau~~ Board Office shall transfer the above written proposal and relevant materials to the Chairman on the date of receipt. Where the Chairman believes the proposal is not clear, specific or the relevant materials are inadequate, the proposer may be required to make modification or supplement.

79

The directors shall carefully read the documents relating to the meeting and shall express well-informed, independent and discreet opinions.

The directors are allowed to learn the information necessary for the decision-making from the Company Secretary Bureau, the meeting convener, the General Manager and other senior management staff, various special committees, accounting firms and law firms and other relevant personnel and institutions before the meeting, or may, while the meeting is underway, suggest to the presider that the aforesaid persons or institutions appear at the meeting to make relevant explanations.

The directors shall carefully read the documents relating to the meeting and shall express well-informed, independent and discreet opinions.

The directors are allowed to learn the information necessary for the decision-making from the ~~Company Secretary Bureau~~ Board Office, the meeting convener, the General Manager and other senior management staff, various special committees, accounting firms and law firms and other relevant personnel and institutions before the meeting, or may, while the meeting is underway, suggest to the presider that the aforesaid persons or institutions appear at the meeting to make relevant explanations.

APPENDIX V	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION
AND TO THE PROCEDURAL RULES OF THE BOARD OF DIRECTORS

No.	Existing articles	Proposed amendments
84

After the voting of the directors present at the meeting, the Securities Representative and relevant personnel of the Company Secretary Bureau shall timely collect the directors’ votes, and submit to the Secretary to the Board of Directors to conduct counting under the supervision of a supervisor or an independent director.

After the voting of the directors present at the meeting, the Securities Representative and relevant personnel of the ~~Company Secretary Bureau~~ Board Office shall timely collect the directors’ votes, and submit to the Secretary to the Board of Directors to conduct counting under the supervision of a supervisor or an independent director.

95	In addition to the meeting minutes, the Secretary to the Board of Directors may also arrange the staff of the Company Secretary Bureau to work out a clear and concise meeting summary, and make a separate record of resolutions at the meeting based on the voting results.	In addition to the meeting minutes, the Secretary to the Board of Directors may also arrange the staff of the ~~Company Secretary Bureau~~ Board Office to work out a clear and concise meeting summary, and make a separate record of resolutions at the meeting based on the voting results.

103	the Company Secretary Bureau, Financial Department and relevant departments of the Company shall prepare the materials;	the ~~Company Secretary Bureau~~ Board Office, Financial Department and relevant departments of the Company shall prepare the materials;

103	the Company Secretary Bureau shall inform relevant departments.	the ~~Company Secretary Bureau~~ Board Office shall inform relevant departments.

103	the Company Secretary Bureau shall inform personnel department	the ~~Company Secretary Bureau~~ Board Office shall inform personnel department

103	the Company Secretary Bureau and relevant departments of the Company shall prepare the materials;	the ~~Company Secretary Bureau~~ Board Office and relevant departments of the Company shall prepare the materials;

103	the Company Secretary Bureau shall inform relevant departments	the ~~Company Secretary Bureau~~ Board Office shall inform relevant departments

103	the Company Secretary Bureau and relevant departments of the Company shall prepare the materials	the ~~Company Secretary Bureau~~ Board Office and relevant departments of the Company shall prepare the materials

103	the Company Secretary Bureau and relevant departments of the Company shall prepare the materials	the ~~Company Secretary Bureau~~ Board Office and relevant departments of the Company shall prepare the materials;

103	the Company Secretary Bureau and relevant departments of the Company shall prepare the materials	the ~~Company Secretary Bureau~~ Board Office and relevant departments of the Company shall prepare the materials;

103	the Company Secretary Bureau and relevant departments of the Company shall prepare the materials	the ~~Company Secretary Bureau~~ Board Office and relevant departments of the Company shall prepare the materials;

APPENDIX V	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION
AND TO THE PROCEDURAL RULES OF THE BOARD OF DIRECTORS

No.	Existing articles	Proposed amendments
103	the Company Secretary Bureau shall draft the document and send it in the name of the Company.	the ~~Company Secretary Bureau~~ Board Office shall draft the document and send it in the name of the Company.

103	the Company Secretary Bureau and personnel department of the Company shall prepare the nominees’ materials;	the ~~Company Secretary Bureau~~ Board Office and personnel department of the Company shall prepare the nominees’ materials;

103	the Company Secretary Bureau shall draft the document and send it in the name of the Company.	the ~~Company Secretary Bureau~~ Board Office shall draft the document and send it in the name of the Company.

103	the Company Secretary Bureau shall inform relevant departments.	the ~~Company Secretary Bureau~~ Board Office shall inform relevant departments.

103	the Company Secretary Bureau shall inform the assigned external director and relevant departments.	the ~~Company Secretary Bureau~~ Board Office shall inform the assigned external director and relevant departments.

APPENDIX VI	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	DISCLOSURE OF INTERESTS OF DIRECTORS, CHIEF EXECUTIVE AND SUPERVISORS

As at the Latest Practicable Date, none of the Directors, chief executive or Supervisors and their respective associates had interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of SFO (including interests or short positions which were taken or deemed to have under such provisions of the SFO), or were required to be recorded in the register maintained by the Company pursuant to Section 352 of the SFO or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of the Listed Issuers in Appendix 10 of the Listing Rules.

None of the Directors, chief executive or Supervisors of the Company and their respective associates (as defined in the Listing Rules) has any competing interests which would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder of the Company.

As at the Latest Practicable Date, Mr. Ma Xu Lun (executive Director and chairman of the Board), Mr. Han Wen Sheng (executive Director, vice chairman of the Board and president), Mr. Li Jia Shi (Supervisor and chairman of the supervisory committee of the Company), Mr. Lin Xiao Chun (Supervisor) and Ms. Mao Juan (employees’ representative Supervisor) are employees of CSAH, a company which has an interest or short position in the Shares or underlying Shares which would fall to be disclosed under the provisions of Divisions 2 and 3 of Part XV of the SFO.

3.	MATERIAL LITIGATION

As at the Latest Practicable Date, no member of the Group was engaged in any litigation or claims of material importance, and no such litigation or claim of material importance was known to the Directors to be pending or threatened by or against any members of the Group.

4.	DIRECTORS’ AND SUPERVISORS’ INTERESTS

(a)

None of the Directors or Supervisors has any direct or indirect interest in any assets which have been, since 31 December 2020, the date to which the latest published audited financial statements of the Company were made up, acquired or disposed of by or leased to, or which are proposed to be acquired or disposed of by, or leased to, any member of the Group.

APPENDIX VI	GENERAL INFORMATION

(b)

None of the Directors or Supervisors was materially interested in any contract or arrangement subsisting as at the Latest Practicable Date and which was significant in relation to the business of the Group.

5.	SERVICE CONTRACTS

None of the Directors has any existing or proposed service contract with any member of the Group which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

6.	MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors confirmed that there was not any material adverse change in the financial or trading position of the Group since 31 December 2020, the date to which the latest published audited consolidated accounts of the Group were made up.

7.	QUALIFICATION AND CONSENT OF EXPERT

The following is the qualification of the expert who has given opinion or advice, which are contained or referred to in this circular:

Name	Qualifications
Lego Corporate Finance Limited	a corporation licensed to carry out Type 6 (advising on corporate finance) regulated activities under the SFO

As at the Latest Practicable Date, Lego Corporate Finance Limited had no shareholding interest in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities of any member of the Group.

As at the Latest Practicable Date, Lego Corporate Finance Limited were not interested, directly or indirectly, in any assets which had since 31 December 2020 (being the date to which the latest published audited accounts of the Company were made up) been acquired or disposed of by or leased to any member of the Group or which are proposed to be acquired or disposed of by or leased to any member of the Group.

Lego Corporate Finance Limited have given and have not withdrawn its written consent to the issue of this circular with the inclusion herein of its letter/report on the same date and references to its name in the form and context in which it appears.

8.	DOCUMENTS ON DISPLAY

Copies of the Share Subscription Agreements will be available on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.csair.com) from the date of this circular and for a reasonable period of time (not less than 14 days).

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the second extraordinary general meeting of 2021 (“EGM”) of China Southern Airlines Company Limited (the “Company”) or any adjournment thereof will be held at No. 3301 Conference Room, 33/F, China Southern Air Building, No. 68 Qixin Road, Baiyun District, Guangzhou, the PRC at 9 a.m. on Tuesday, 28 December 2021 for the following purposes.

Unless otherwise indicated, capitalised terms used in this notice have the same meanings as those defined in the circular of the Company dated 11 November 2021 (the “Circular”).

AS ORDINARY RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as ordinary resolutions:

1.	The resolution regarding the satisfaction of the conditions of the non-public issue of A Shares by the Company.

2.	The resolution regarding the Feasibility Report on the Use of Proceeds from the non-public issue of A Shares of the Company.

3.	The resolution regarding the Report on Use of Proceeds from Previous Fund Raising Activities.

4.

The resolution regarding the impacts of dilution of current returns of the non-public issue of Shares and the remedial returns measures and the undertakings from controlling shareholder, directors and senior management of the Company on the relevant measures.

5.	The resolution regarding the Plan of Shareholders’ Return of China Southern Airlines Company Limited (2022-2024).

AS SPECIAL RESOLUTIONS

To consider and, if thought fit, to approve the following resolutions as special resolutions:

6.00	The resolution regarding the proposal of the non-public issue of A Shares of the Company:

6.01	Types of Shares to be issued and the par value

The Shares to be issued under this non-public issue are domestic-listed RMB ordinary shares (A Shares) with par value of RMB1.00 each.

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NOTICE OF THE EXTRAORDINARY GENERAL MEETING

6.02	Issue method and period

The A Shares will be issued by way of non-public issue to specific entity. The Company will choose the appropriate time to issue within the valid period as approved by CSRC.

6.03	Subscriber and subscription method

The subscriber of this non-public issue of A Shares is China Southern Air Holding Company Limited (hereinafter referred to as “CSAH”), the controlling shareholder of the Company. CSAH will make a one-time full subscription with cash payment.

6.04	Price determination date, issue price and pricing method

The price benchmark date of this non-public issue of A Shares shall be the date of the announcement regarding the resolutions of the third meeting of the ninth Board. The issue price of this non-public issue of A Shares represents the higher of the 90% of the average trading price of the A Shares in the 20 trading days immediately prior to the price benchmark date for the new A Shares, and the latest audited net asset value per Share attributable to equity shareholders of the Company (rounded up to the nearest two decimal places). Where there are any ex-right or ex-dividend events, including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve, during the period from the balance sheet date of the Company’s latest audited financial report to the date of issuance of such new A Shares, the abovementioned audited net asset value per Share attributable to equity shareholders of the Company will be adjusted accordingly.

The average trading price of the A Shares in the 20 trading days preceding the price benchmark date for the new A Shares equals the total trading amount of A Shares traded in the 20 trading days preceding the price benchmark date for the new A Shares divided by the total volume of A Shares traded in the 20 trading days preceding the price benchmark date for the new A Shares. Where there are any ex-right or ex-dividend events, including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve, during the period from the price benchmark date to the date of issuance of the new A Shares, the issue price of the Shares to be issued under this non-public issue of A Shares shall be adjusted in view of the ex-right or ex-dividend events.

Based on the abovementioned pricing principles, the price of the Shares to be issued under this non-public issue of A Shares is RMB5.60 per share.

6.05	Number of shares to be issued

The number of A Shares to be issued to the specific entity under this non-public issue is 803,571,428 new A Shares, which will not exceed 20% of the share capital of A Shares then in issue of the Company on the date of the 2020 annual general meeting. If the price of the A Shares to be issued is adjusted due to ex-right events including bonus issue, rights issue, and transfer to share capital from capital reserve during the period from the resolution announcement date of the meeting of board of directors regarding the non-public issue of A Shares to the date of issuance, the number of A Shares to be issued will be adjusted accordingly. The final number of A Shares to be issued under this non-public issue is subject to the approval of CSRC.

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NOTICE OF THE EXTRAORDINARY GENERAL MEETING

6.06	Lock-up period

The A Shares shall not be listed or traded on any stock exchange, or transferred within 36 months from the completion date of this non-public issue of A Shares. The same lock-up requirement is applicable for the A Shares subsequently obtained due to distribution of share dividend, transfer to share capital from capital reserve and rights issue by the Company during the lock-up period.

6.07	Proceeds raised and the use of proceeds

The proceeds raised from this non-public issue of A Shares will be not more than RMB4,500 million (including RMB4,500 million). The proceeds raised from this non-public issue of A Shares (after deduction of expenses for the issuance) will be utilised to supplement the general working capital.

6.08	Place of listing

The A Shares issued under this non-public issue will be listed and traded on The Shanghai Stock Exchange after the expiry of the lock-up period.

6.09	The arrangement for the distribution of undistributed profits accumulated before the non-public issue of A Shares

The Company’s undistributed profits accumulated prior to the non-public issue of A Shares shall be shared by all the Shareholders of the Company, pro-rata to their respective shareholding in the Company, upon completion of the non-public issue of A Shares.

6.10	Validity period of this resolution regarding this non-public issue of A Shares

This resolution shall be effective for a period of 12 months from the date of approval of the resolution with respect to this non-public issue of A Shares at the EGM.

7.	The resolution regarding the preliminary proposal of the non-public issue of A Shares by the Company.

8.	The resolution regarding the connected transactions involved in the non-public issue of A Shares by the Company.

9.	The resolution regarding the connected transactions involved in the non-public issue of H Shares by the Company.

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NOTICE OF THE EXTRAORDINARY GENERAL MEETING

10.

The resolution regarding the conditional subscription agreement in relation to the subscription of the A Shares under the non-public issue of A Shares of China Southern Airlines Company Limited entered into between the Company and the specific entity.

11.

The resolution regarding the conditional subscription agreement in relation to the subscription of the H Shares under the non-public issue of H Shares of China Southern Airlines Company Limited entered into between the Company and the specific entity.

12.

The resolution regarding the Board or the authorised person(s) thereof is hereby authorised to amend the relevant articles of the Articles of Association of China Southern Airlines Company Limited upon completion of the non-public issue of Shares.

13.

The resolution regarding the Board or the authorised person(s) thereof is hereby authorised by the general meeting with full power to deal with all matters relating to the non-public issue of A Shares and the non-public issue of H Shares.

14.	The resolution regarding the amendments to the Articles of Association of China Southern Airlines Company Limited.

15.	The resolution regarding the amendments to the Procedural Rules of the Board of Directors of China Southern Airlines Company Limited.

AS ORDINARY RESOLUTIONS

To consider and, if thought fit, approve the following resolution ordinary resolution:

16.00	The resolution regarding the election of shareholder representative supervisor of the 9th session of the supervisory committee of the Company.

16.01	The resolution regarding the election of Mr. Ren Ji Dong as a shareholder representative supervisor of the 9th session of the supervisory committee of the Company.

By order of the Board

China Southern Airlines Company Limited Xie Bing

Company Secretary

Guangzhou, the People’s Republic of China

11 November 2021

As at the date of this notice, the Directors include Ma Xu Lun and Han Wen Sheng as executive Directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Yan Andrew Y as independent non-executive Directors.

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NOTICE OF THE EXTRAORDINARY GENERAL MEETING

Notes:

1.	Persons who are entitled to attend the EGM

a.

Holders of H Shares and A Shares whose names appear on the register of holders of H Shares and register of holders of A Shares of the Company, respectively, on Friday, 26 November 2021 (“Eligible Shareholders”) or their representatives are entitled to attend the EGM after completion of the required registration procedures in accordance with Note 2 “Registration procedures for attending the EGM”. Holders of A Shares shall receive a notice separately.

b.	The Directors, Supervisors and senior management of the Company.

c.	Representatives of the professional advisers hired by the Company and special guests invited by the Board.

2.	Registration procedures for attending the EGM

a.

Eligible Shareholders who intend to attend the EGM either in person or by proxy must deliver to the Company on or before Tuesday, 7 December 2021, in person or by post at the registration address of the Company, or by fax at (+86) 20-8665 9040, the reply slip(s), which is attached to the notice of the EGM as Attachment A.

b.

When attending the EGM, individual Eligible Shareholder or his/her proxy shall bring along his/her identity card. The legal representative of a corporate Eligible Shareholder attending the EGM shall bring along his/her identity card, together with a notarised copy of the resolution or power of attorney issued by the board of directors or other governing body of the corporate Eligible Shareholder to appoint such legal representative to attend the meeting.

c.

Holders of H Shares who intend to attend the EGM must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited, the registrar of H Shares, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, at or before 4:30 p.m. on Thursday, 25 November 2021.

d.	The register of holders of H Shares will be closed from 26 November 2021 to 28 December 2021 (both days inclusive), during which period no transfer of H Shares will be registered.

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NOTICE OF THE EXTRAORDINARY GENERAL MEETING

3.	Proxies

a.	An Eligible Shareholder has the right to appoint one or more proxies to attend the EGM and vote on his/her behalf. A proxy does not need to be a Shareholder.

b.

A proxy must be appointed by an Eligible Shareholder or his/her attorney by way of a form of proxy for the EGM, which is attached to the notice of EGM as Attachment B. If the proxy is appointed by the attorney of an Eligible Shareholder, the power of attorney or other authorisation document(s) authorising such attorney to appoint the proxy must be notarised.

c.

To be valid, for holders of A Shares, the notarised power of attorney or other authorisation document(s), together with the completed form of proxy for the EGM must be delivered to the registered address of the Company by no later than 24 hours before the time appointed for the holding of the EGM. To be valid, for holders of H Shares, the notarised power of attorney or other authorisation document(s), together with the completed form of proxy for the EGM, must be lodged with Hong Kong Registrars Limited within the same period of time.

4.	Important notice in relation to pandemic prevention and control

In the event that the containment of the COVID-19 pandemic is still ongoing at the time of the EGM, in order to cooperate with the prevention and control of the pandemic so as to safeguard the health and safety of the shareholders and the participants of the meeting(s), at the same time ensuring that the shareholders may exercise their respective shareholders’ rights, the Company recommends holders of H Shares and their proxies intending to attend the relevant meeting(s) to vote by completing and submitting the proxy form, i.e., to indicate how you wish your votes to be casted in the proxy form, and appoint the Chairman of the relevant meeting(s) as your proxy to vote on your behalf on site.

In the case that the holders of H Shares or their proxies choose to attend the meeting in person by then, they must comply with the policies and requirements regarding the containment of COVID-19 pandemic. On the way to, from and at the venue of the relevant meeting(s), please adopt proper personal preventive measures. Upon arrival at the venue of the relevant meeting(s), please follow the arrangement and guidance of the staff and cooperate with the pandemic prevention and control requirements including, among others, attendee registration, temperature check and wearing of masks.

5.	Miscellaneous

a.	The EGM are expected to last for not more than one day. Eligible Shareholders (or their proxies) who attend the meeting shall bear their own travelling and accommodation expenses.

b.	The address of the headquarter of the Company is: China Southern Airlines Building,

No. 68 Qixin Road, Baiyun District, Guangzhou (Postcode 510403)

Telephone No.: (+86) 20-8611 2480

Facsimile No.: (+86) 20-8665 9040 Website: www.csair.com

Contact person: Mr. Xiao and Mr. Wu

c.	Pursuant to rule 13.39(4) of the Listing Rules, any vote of the shareholders at a general meeting must be taken by poll. Therefore, all resolutions proposed at the EGM shall be voted by poll.

d.

China Southern Air Holding Company Limited, Nan Lung Holding Limited, Perfect Lines (Hong Kong) Limited and their associates are required to abstain from voting on the abovementioned special resolutions No. 6 to 11 and No. 13 at the EGM.

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